REPUBLIC OF YEMEN

PRODUCTION SHARING AGREEMENT

BETWEEN

MINISTRY OF OIL AND MINERALS

AND

1- DNO ASA

2- ANSAN WIKFS (HADRAMAUT)LTD

3- TG HOLDINGS YEMEN INC.

4- THE YEMEN COMPANY (A SUBSIDIARY OF YEMEN OIL AND GAS CORPORATION)

IN THE AL-AIN AREA

BLOCK (72)

HADRAMAUT GOVERNORATE

الجمهورية اليمنية

اتفاقية المشاركة في الإنتاج
بيـــــــن
وزارة النفط والمعادن
وكل مـــن

١- دي. إن. أو. إيه. إس. إيه
٢- إنسان ويكفس (حضرموت) ليمتد
٣- تي. جي. هولدنجس يمن إنك
٤- الشركة اليمنية (الشركة الفرعية التابعة للمؤسسة اليمنية العامة للنفط والغاز)

في منطقة (العين)

قطاع رقم : (٧٢)

محافظة حضرموت

REPUBLIC OF YEMEN

PRODUCTION SHARING AGREEMENT

BETWEEN

MINISTRY OF OIL AND MINERALS

AND

1- DNO ASA

2- ANSAN WIKFS (HADRAMAUT)LTD

3- TG HOLDINGS YEMEN INC.

4- THE YEMEN COMPANY (A SUBSIDIARY OF YEMEN OIL AND GAS CORPORATION)

IN THE AL-AIN AREA

BLOCK (72)

HADRAMAUT GOVERNORATE

reamble

his Agreement was made and entered into in Sana'a on ne ------ day of ------- 14---H corresponding to the --------day of -------- 200----, between the Ministry of Oil and Minerals (hereinafter referred to as "MINISTRY" or MOM") and DNO ASA (hereinafter referred to as "DNO"), a corporation duly organized and existing under the laws and regulations of Norway, and Ansan Wikfs Hadramaut) Limited (hereinafter referred to as ANSAN"), a corporation duly organized and existing under the laws and regulations of the Cayman Islands and G Holdings Yemen Inc. (hereinafter referred to as TG") a corporation duly organized and existing under the laws and regulations of Turks & Caicos Islands, British West Indies, and The Yemen Company hereinafter referred to as the "Yemen Company"), a subsidiary of Yemen Oil and Gas Corporation, organized and existing under the laws of the Republic of Yemen, NO, ANSAN, TG and the Yemen Company are ereinafter referred to jointly and collectively as the "CONTRACTOR".

HEREAS, all natural resources including all their types and energy sources existing in the surface or subsurface of the ground, in the territorial waters, or the continental elf and the entire exclusive economic zone of the EPUBLIC OF YEMEN are the property of the STATE; and

الجمهورية اليمنية

اتفاقية المشاركة في الإنتاج

بين

وزارة النفط والمعادن

وكل من:

١-دي. إن. أو. إيه. إس. إيه

٢- إنسان ويكفس (حضرموت) ليمتد

٣- تي. جي. هولدنجس يمن إنك

٤- الشركة اليمنية (الشركة الفرعية التابعة للمؤسسة اليمنية العامة للنفط والغاز)

في منطقة العين

قطاع رقم (٧٢)

محافظة حضرموت

المقدمة:

تم إبرام هذه الاتفاقية في صنعاء بتاريخ __/__/__١٤هـ الموافق __/__/__٢٠٠م بين وزارة النفط والمعادن (والمشار إليها هنا وفيما بعد بـ " الوزارة " أو(و ن م) وكلا من:

دي. إن. أو إيه. إس. إيه (ويشار إليها هنا وفيما بعد بـ (دي. إن. أو) وهي ومؤسسة بموجب قوانين وأنظمة النرويج وانسان ويكفس (حضرموت) لميتد (ويشار إليها هنا وفيما بعد بـ (إنسان)وهي مؤسسة قائمة طبقاً لقوانين وأنظمة جزر الكايمان وشركة ترانس جلوب هولدينجس، وهي مؤسسة منظمة وقائمة طبقاً لقوانين وأنظمة جزر تركس وكايكوس غرب الأنديز البريطانية، والشركة اليمنية، وهي شركة فرعية تابعة للمؤسسة اليمنية العامة للنفط والغاز منظمة وقائمة بمقتضى قوانين الجمهورية اليمنية ويشار إليها هنا وفيما بعد بـ (الشركة اليمنية) دي إن أو وإنسان وتي جي . و(الشركة اليمنية) يشار إليهم مجتمعين ومنفردين بـ (المقاول).

حيث أن: الثروات الطبيعية بجميع أنواعها ومصادر الطاقة الموجودة على سطح الأرض أو في باطنها وفي المياه الإقليمية أو الامتداد القاري والمنطقة الاقتصادية الخالصة للجمهورية اليمنية ملكاً للدولة.

WHEREAS, the STATE wishes to promote the development of potential Petroleum resources in the Agreement Area defined in this Agreement and the CONTRACTOR wishes to join and assist the STATE in the Exploration, Development and production of the potential Petroleum resources in the Agreement Area, AL-AIN, BLOCK (72), Hadramaut Governorate, REPUBLIC OF YEMEN; and

وحيث أن: الدولة ترغب في تشجيع تنمية الموارد البترولية الكامنة في منطقة الاتفاقية الوارد تعريفها في هذه الاتفاقية وأن المقاول يرغب في الانضمام إلى الدولة لمساعدتها في استكشاف وتنمية وإنتاج الموارد البترولية الكامنة في منطقة الاتفاقية (العين) قطاع (٧٢) محافظة حضرموت، الجمهورية اليمنية.

WHEREAS, the STATE authorized the MINISTRY to negotiate and execute this Agreement in accordance with terms negotiated herein between the MINISTRY and the CONTRACTOR; and

وحيث أن : الدولة قد خولت الوزارة سلطة التفاوض وإبرام هذه الاتفاقية طبقاً للشروط التي تم التفاوض عليها هنا بين الوزارة والمقاول

WHEREAS, a law shall be issued expressly ratifying this Agreement; and

وحيث أنه : على وجه التحديد سيصدر قانون بالتصديق على هذه الاتفاقية:

WHEREAS, the CONTRACTOR is willing to undertake the obligations provided under this Agreement as a contractor with respect to the Exploration and Development (including production, storage and transportation of Crude Oil in the Agreement Area) and possesses all the necessary financial resources and the technical and professional competence to carry out the Petroleum Operations described under this Agreement.

وحيث أن : المقاول يقبل العمل بالالتزامات المنصوص عليها في هذه الاتفاقية بوصفة مقاولاً فيما يتعلق باستكشاف النفط الخام وتنميته (بما في ذلك إنتاج ، تخزين ونقل النفط الخام في منطقة الاتفاقية) وأنه يمتلك كل الموارد المالية والكفاءة الفنية والمهنية اللازمة للقيام بالعمليات البترولية المشار إليها في هذه الاتفاقية.

NOW , THEREFORE, the Parties hereto agree as to the following:

لذا فقد أتفق الطرفان على ما يلي :

ARTICLE 1
DEFINITIONS

المادة الأولى
(تعاريف)

1.1 An "Affiliated Company" means a company:

a. in which the share capital conferring a majority of votes at stockholders' meeting of such company is owned directly or indirectly by a Party hereto; or

b. which is the owner directly or indirectly of share capital conferring a majority of votes at stockholders' meetings of a Party hereto; or

c. whose share capital conferring a majority of votes at stockholders' meeting of such company and the share capital conferring a majority of votes at stockholders' meeting of a Party hereto are owned directly or indirectly by the same company; or

d. which directly or indirectly controls, is controlled by, or is under common control with a Party hereto.

١-١: "الشركة التابعة" معناها الشركة:

(أ) التي تكون أسهم رأس مالها المخولة لأغلبية الأصوات في اجتماعات حملة أسهم رأسمال هذه الشركة مملوكة مباشرة أو غير مباشرة لأحد أطراف هذه الاتفاقية، أو

(ب) التي تكون المالكة مباشرة أو غير مباشر لأسهم رأسمال مخولة لأغلبية الأصوات في اجتماعات حملة أسهم أحد أطراف هذه الاتفاقية، أو

(ج) التي تكون أسهم رأسمالها المخولة لأغلبية الأصوات في اجتماعات حملة أسهم هذه الشركة وأسهم رأس المال المخولة لأغلبية الأصوات في اجتماعات حملة أسهم طرف من أطراف هذه الاتفاقية مملوكة مباشرة أو غير مباشرة لنفس الشركة، أو

(د) التي تدير أو التي تكون مدارة بمعرفة أحد أطراف هذه الاتفاقية أو التي تكون تحت الإدارة المشتركة لأحد أطراف هذه الاتفاقية بشكل مباشر وغير مباشر.

For the purposes of this definition, the word "control" means the right to exercise more than fifty percent (50%) of the voting rights at shareholders' or partners' meetings. For the purposes of this definition, the term "Party hereto" means the MINISTRY or any of the entities comprising the CONTRACTOR.

ولغرض هذا التعريف فإن كلمة "إدارة" تعني هنا الحق في ممارسة التصويت بنسبة تزيد عن خمسين (٥٠%) بالمائة من حقوق التصويت في اجتماعات حملة الأسهم أو اجتماعات الشركاء. ولأغراض هذا التعريف فإن مصطلح (أحد أطراف) يعني الوزارة أو اي من الشركات التي يتكون منها المقاول.

1.2 **"Agreement"** shall mean this Production Sharing Agreement and the attached Annexes.

١-٢: " اتفاقية" تعني اتفاقية المشاركة في الإنتاج هذه والملاحق المرفقة بها.

1.3 **"Agreement Area"** means the area as described in Annex "A" and shown on the map labeled Annex "B" which are attached to this Agreement. This area may be reduced from time to time in accordance with Article 5 of this Agreement.

١-٣: " منطقة الاتفاقية" تعني المنطقة الموصوفة في الملحق (أ) والمبينة في الخريطة المسماة الملحق (ب) المرفقين بهذه الاتفاقية. كما قد يتم تخفيض مساحة هذه المنطقة من وقت لأخر بموجب المادة (٥) من هذه الاتفاقية.

1.4 **"Associated Gas"** means the Gas which is associated with Crude Oil when it is produced from any well in the Agreement Area, or can be acquired after separation at the lease separators. The aforesaid description includes all the elements that are components of the Associated Gas prior to its processes through the extraction, condensation, distillation and liquification facilities.

١-٤: "الغاز المصاحب" هو الغاز الذي ينتج مصاحبا للنفط الخام من أي بئر في منطقة الاتفاقية، أو الذي يمكن الحصول عليه بعد الفصل في مواضع الفصل. ويشمل هذا الوصف كل العناصر المكونة للغاز المصاحب قبل معالجته في منشآت الاستخلاص والتكثيف أو التقطير أو التسييل.

1.5 **"Barrel" or "BBL"** consists of forty-two (42) US gallons measuring a liquid at a temperature of sixty degrees Fahrenheit (60°F) and atmospheric pressure of 14.70 PSIA.

١-٥: " البرميل" يتكون من أثنين واربعين (٤٢) جالون من جالونات الولايات المتحدة الأمريكية كيلا سائلا معدلا عند درجة حرارة ستين (٦٠) درجة فهرنهيت وضغط جوي مقداره (١٤,٧٠) رطل / البوصة المربعة.

1.6 **"Commercial Discovery"** means a discovery which the CONTRACTOR determines to be worthy of commercial Development, as set forth in Article 3.5 of this Agreement.

١-٦: "الاكتشاف التجاري" يعني اكتشافا يقرر المقاول أنه جدير بالتنمية التجارية، كما هو مبين في المادة (٣- ٥) من هذه الاتفاقية.

1.7 **"Commercial Gas Well"** means the first well on any geological feature which, after testing for a period of not more than thirty (30) consecutive Days where practical, and in accordance with sound and accepted Petroleum Industry production practices and verified by MOM, is found to be capable of producing Gas at a rate that, in the CONTRACTOR's opinion economically justifies the undertaking of appraisal work. The date of discovery of a Commercial Gas Well is the date on which such well is tested and completed, according to the above. Written notice of such discovery shall be given to the MINISTRY, together with a report of the test results and other information available from the well, no later than thirty (30) Days following the conclusion of such testing.

١-٧: "بئر الغاز التجارية "يعني أول بئر في أي تركيب جيولوجي يتضح بعد اختبارها لمدة لا تزيد عن ثلاثين (٣٠) يوماً متتالية كلما كان ذلك ممكنا، ووفقا لنظم الإنتاج السائدة والمقبولة في الصناعة البترولية، وبعد تحقق الوزارة من إنها قادرة على إنتاج الغاز بمعدل يبرر، حسب رأي المقاول، من الناحية الاقتصادية القيام بعمليات التقييم. ويكون تاريخ اكتشاف بئر الغاز التجارية هو التاريخ الذي تم فيه إكمال واختبار ذلك البئر وفقا لما هو وارد أعلاه. ويتم تقديم الإشعار الكتابي إلى الوزارة مع تقرير عن نتائج الاختبار وغيرها من المعلومات المتوفرة عن البئر في موعد لا يتجاوز ثلاثين (٣٠) يوما تالية لا تمام تلك الاختبارات.

1.8 **"Commercial Oil Well"** means the first well on any geological feature which, after testing for a period of not more than thirty (30) consecutive Days in accordance with sound and accepted Petroleum Industry production practices, is capable of producing Oil at a rate that, in the CONTRACTOR's opinion, economically justifies the undertaking of appraisal work. The date of establishment of a Commercial Oil Well is the date on which the CONTRACTOR notifies the MINISTRY in writing that such well has been completed and tested according to the above. Such notice is to be given, together with a report of the test results and other information available from the well, no later than thirty (30) Days following the conclusion of such testing.

1.9 The **"CONTRACTOR"** means the companies set forth in the preamble to this Agreement and any of their assignees, as provided for in Article 20 of this Agreement.

1.10 **"Cost Oil"** means the Crude Oil allocated for cost-recovery as defined in Article 7.1 of this Agreement.

1.11 **"Customs Duties"** means the customs duties referred to in Article 12 of this Agreement.

1.12 **"Dependent Unit"** means any corporation, authority, board, company, or directorate of the MINISTRY, authorized by the MINISTER according to Article 31 of this Agreement to undertake the rights and obligations of the MINISTRY concerning this Agreement.

1.13 **"Development"** means, but is not limited to, all the operations and activities pursuant to approved Work Programs and Budgets under this Agreement, including, but not limited to, the drilling, deepening, plugging back, side tracking, redrilling, completing and equipping of all types of development wells, the design, construction, installation, commissioning, operation, servicing and maintenance of equipment, lines, systems, facilities, plants and related operations in connection with all types of development wells, production, saving, treating, processing and handling of Petroleum; the taking, saving, storing, transporting and delivering of Petroleum for export, and the undertaking of re-pressuring, recycling and other secondary recovery projects.

: **"بئر النفط التجارية"** هي أول بئر في أي تركيب جيولوجي يتضح بعد اختبارها لمدة لا تزيد عن ثلاثين (٣٠) يوما متتالية وفقا لنظم الإنتاج السائدة والمقبولة في الصناعة البترولية، من أنها قادرة على إنتاج النفط بكميات تبرر، حسب رأي المقاول، من الناحية الاقتصادية القيام بعمليات التقييم. ويكون تاريخ إثبات بئر النفط التجارية هو التاريخ الذي يقوم فيه المقاول بإشعار الوزارة كتابيا بأن تلك البئر تم إكمالها واختبارها وفقا لما ورد أعلاه. ويتم تقديم هذا الإشعار مع تقرير عن نتائج الاختبارات وغيرها من المعلومات المتوفرة عن البئر، في موعد لا يتجاوز ثلاثين (٣٠) يوما تالية لإتمام تلك الاختبارات.

"المقاول" يقصد به الشركات المبينة في مقدمة هذه الاتفاقية أو أي من المتنازل لهم كما هو مبين في المادة (٢٠) من هذه الاتفاقية.

١: **"نفط الكلفة"** يعني النفط الخام المخصص لاسترداد التكاليف كما هو معرف في المادة (٧-١) من هذه الاتفاقية.

١: **"الرسوم الجمركية"** تعني الرسوم الجمركية المشار إليها في المادة (١٢) من هذه الاتفاقية.

١: **"الوحدة التابعة"** هي أية مؤسسة أو مصلحة أو هيئة أو شركة أو إدارة تابعة للوزارة مفوضة من قبل الوزير بموجب نص المادة (٣١) من هذه الاتفاقية وذلك لممارسة الحقوق والالتزامات المناطة بالوزارة والمتعلقة بهذه الاتفاقية.

١: **"التنمية"** تشمل على سبيل المثال لا الحصر، كل العمليات والأنشطة طبقا للبرامج العمل والميزانيات الموافق عليها بمقتضى هذه الاتفاقية، وتشمل دون حصر على أعمال الحفر، التعميق، السد، تغيير المسار، إعادة الحفر، استكمال وتجهيز كل أنواع آبار التنمية، تصميم وبناء وتركيب وإنشاء وتشغيل وخدمة وصيانة المعدات، خطوط الأنابيب، الشبكات والمرافق والمنشآت والعمليات المتعلقة والمرتبطة بكل أنواع آبار التنمية، وإنتاج البترول والاحتفاظ به، معالجته، ومعاملته، وتسليمه، لأخذه والاحتفاظ به وتخزينه، وكذا النقل والتسليم للنفط الخام السائل للتصدير، والقيام بإعادة الضغط وإعادة معاملته، وغير ذلك من مشروعات الاستخلاص الثانوية الأخرى.

1.14 **"Development Area"** means the entire Development Block or Development Blocks covering the entire geological structure capable of production, as defined in a Request for Conversion to Development Area signed by the CONTRACTOR and approved by the MINISTER.

١-١٤: **"منطقة تنمية"** يعني كامل قطاع أو قطاعات التنمية التي تغطي كامل التركيب الجيولوجي القادر على الإنتاج، كما هو معرّف في طلب التحويل إلى منطقة تنمية الموقع عليه من قبل المقاول والموافق عليه من قبل الوزير.

1.15 **"Development Block"** means an area, the corner points of which have to be coincident with six (6) minutes by six (6) minutes latitude and longitude divisions according to the "International Grid System" except where limited by the existing boundaries of the Agreement Area.

١-١٥: **"قطاع التنمية"** يعني مساحة نقاطها الركنية مطابقة لست "٦" دقائق × ست "٦" دقائق من تقسيمات خطوط العرض والطول طبقاً لنظام الإحداثيات الدولي، باستثناء عندما يكون محددا بالحدود القائمة لمنطقة الاتفاقية.

1.1 **"Development Expenditures"** means all costs, expenses and expenditures for Development operations with the exception of Operating Expenses.

١-١٦: **"مصاريف التنمية"** تعني جميع التكاليف والنفقات والمصاريف لعمليات التنمية باستثناء نفقات التشغيل.

1.17 **"Development Period"** means the period for conducting Development operations as provided in Article 3.4.2 of this Agreement.

١-١٧: **"مرحلة التنمية"** هي المرحلة المطلوبة للقيام بعمليات التنمية كما هو مبين في المادة (٣-٤-٢) من هذه الاتفاقية.

1.18 **"Dry Gas"** is a non-Associated Gas, or the natural gas that exists in any geological reservoir that does not include Oil. The above definition is applied to all natural gas that is produced to the surface not in association with Crude Oil or condensates.

١-١٨: **"الغاز الجاف"** هو الغاز الغير مصاحب، أو الغاز الطبيعي الذي يتواجد بصورة منفردة في أي مكمن جيولوجي لا يحتوي على النفط. يسري التعريف أعلاه على كامل الغاز الطبيعي المنتج على السطح بصورة منفردة غير مصحوبة بالنفط الخام أو المكثفات.

1.19 **"Effective Date"** means the date of the issuance of the law ratifying this Agreement as provided in Article 33 of this Agreement.

١-١٩: **"تاريخ النفاذ"** يعني تاريخ صدور القانون الذي تتم بموجبه المصادقة على هذه الاتفاقية كما هو مبين في المادة "٣٣" من هذه الاتفاقية.

1.2 **"Exploration"** shall include but not be limited to such geological, geochemical, geophysical, aerial and other surveys, and interpretation thereof, as may be contained in the approved Work Programs and Budgets, and the drilling of such shot holes, core holes, stratigraphic tests, holes for the discovery of Petroleum or the appraisal of Petroleum discoveries and other related holes and wells, and the purchase or acquisition of such supplies, materials, services and equipment thereof, as may be contained in the approved Work Programs and Budgets.

١-٢٠: **"الاستكشاف"** يشمل ولا يقتصر على أعمال المسح الجيولوجي، والجيوكيميائي، والجيوفيزيائي، والجوي وغيرها من أعمال المسح وتفسيراتها الواردة في برامج العمل والميزانيات المعتمدة، وحفر الآبار الضحلة لتفجير الديناميت وحفر الثقوب، لاستخراج العينات وإجراء الاختبارات للطبقات الجيولوجية والثقوب لاكتشاف البترول أو لتقييم الاكتشافات البترولية وغيره من الثقوب والآبار المتعلقة بذلك، وشراء أو الحصول على الإمدادات والمواد والخدمات والمعدات الخاصة بذلك وفقا لما هو وارد في برامج العمل والميزانيات المعتمدة.

1.2 **"Exploration Advisory Committee"** means the committee that is designated by both Parties during the Exploration Period as provided for and defined in Article 4.3 of this Agreement.

١-٢١: **"لجنة الاستكشاف الاستشارية"** تعني اللجنة المعينة من قبل الطرفين خلال مرحلة الاستكشاف والتي ستمارس المهام الموضحة في المادة (٤-٣) من هذه الاتفاقية.

1.22 **"Exploration Expenditures"** means all expenditures, costs and expenses incurred for Exploration activities after the Effective Date of this Agreement and those incurred after the signature of this Agreement if approved by the MINISTRY.

١-٢٢: **"مصاريف الاستكشاف"** يقصد بها كل المصاريف والتكاليف والنفقات التي حملت على الأنشطة الاستكشافية بعد تاريخ نفاذ هذه الاتفاقية، وتلك التي تم تحميلها بعد التوقيع على هذه الاتفاقية، إذا وافقت عليها الوزارة.

1.23 "Exploration Period" and "First Exploration Period" and "Second Exploration Period" mean the periods of Exploration as defined in Article 3.4.1.

1.2 "Exploration Work Program and Budget" means Work Program and Budget for Exploration as defined in Article 4 and described in Annex "C".

1.2 "Gas" means Dry Gas and/or Associated Gas.

1.2("Initial Commercial Production" means the first date upon which regular production of Crude Oil from the first Development Area is transported from such Development Area for the purpose of sale, export, or processing at a refinery.

1.27 "Liquid Crude Oil " or " Crude Oil " or "Oil " means any hydrocarbon produced from the Agreement Area in a liquid state at the wellhead or lease separators, and existing in a liquid form at a temperature of sixty degrees Fahrenheit (60°F) and atmospheric pressure of 14.70 PSIA.

1.2 "Minimum Work Obligation" means the minimum Exploration work to be performed by the CONTRACTOR with respect to the First Exploration Period or the Second Exploration Period, as applicable, as described in Annex "C".

1.2("MINISTER" means the Minster of Oil and Minerals or any other Minister designated from time to time by the STATE to represent the STATE with respect to this Agreement.

1.30 "MINISTRY" or "MOM" means the Ministry of Oil and Minerals of ROY.

1.31 "Minimum Expenditure Obligation" means the minimum expenditures to be paid by the CONTRACTOR for Exploration with respect to the First Exploration Period or the Second Exploration Period, as applicable, as described in Annex "C".

1.32 "Month" or "Calendar Month" means a calendar Month, according to the Gregorian calendar, starting on the first Day of the calendar Month, unless another starting date is indicated in the applicable provision of this Agreement. The term "Day" means a day according to the Gregorian calendar.

١-٢٣: "مرحلة الاستكشاف" و "مرحلة الاستكشاف الأولى" و "مرحلة الاستكشاف الثانية" تعني مراحل الاستكشاف المبينة في المادة (٣-٤-١).

١-٢٤: "برامج العمل الاستكشافي والميزانية" يعني برامج العمل والميزانية الخاصة بالاستكشاف المبينة في المادة (٤) والموصوفة في الملحق (ج).

١-٢٥: "الغاز" يعني الغاز الجاف أو الغاز المصاحب أو أي منهما.

١-٢٦: "الإنتاج التجاري الأولي" هو أول تاريخ يتم فيه نقل أول شحنة من النفط الخام المنتج بشكل منتظم من أول منطقة تنمية ومنقول منها لغرض البيع أو التصدير أو المعالجة في المصافي.

١-٢٧: "النفط الخام السائل" أو "النفط الخام" أو "النفط" معناه أي هيدروكربون منتج من منطقة الاتفاقية ويكون في حالة السيولة عند رأس البئر أو في مواضع فصل الغاز، والمتواجد بحالة سائلة عند درجة حرارة (٦٠) فهر نهيت وضغط جوي مقداره (١٤،٧٠) رطل على البوصة المربعة.

١-٢٨: "الحد الأدنى لالتزامات العمل" يعني الحد الأدنى من أعمال الاستكشافات التي يجب أن ينفذها المقاول بالنسبة لمرحلة الاستكشاف الأولى أو مرحلة الاستكشاف الثانية "حسب الأحوال" وكما هو مبين في الملحق (ج).

١-٢٩: "الوزير" يعني وزير النفط والمعادن أو أي وزير أخر تعينه الدولة من وقت لأخر لكي يمثل الدولة فيما يتعلق بهذه الاتفاقية.

١-٣٠: "الوزارة" أو "و ن م" تعني وزارة النفط والمعادن للجمهورية اليمنية.

١-٣١: "التزامات الحد الأدنى للمصروفات" تعني الحد الأدنى من المصروفات التي يجب أن تدفع من قبل المقاول لأغراض الاستكشاف المتعلقة بمرحلة الاستكشاف الأولى أو مرحلة الاستكشاف الثانية، حسب الحالة، وكما هو مبين في الملحق (ج).

١-٣٢: "الشهر" أو "الشهر التقويمي" يعني الشهر التقويمي، طبقا للتقويم الميلادي والذي يبدأ من اليوم الأول للشهر التقويمي، مالم ينص على تاريخ آخر في أي من الأحكام النافذة لهذه الاتفاقية. وكلمة "يوم" تعني يوم طبقا للتقويم الميلادي.

1.33 **"Monthly Average Daily Net Production"** means the total volume in Barrels of Liquid Crude Oil produced and saved from all the Development Area(s) or Development Block(s) and not used in Petroleum Operations during any Month, divided by the number of Days in such Month.

١-٣٣: **"المتوسط الشهري لصافي الإنتاج اليومي"** يعني إجمالي حجم النفط الخام السائل مقاساً بالبراميل والمنتج والمحتفظ به من جميع مناطق أو قطاعات التنمية والغير مستخدم في العمليات البترولية خلال أي شهر من الأشهر، مقسوماً على عدد أيام ذلك الشهر.

1.34 **"Operating Expenses"** means all costs, expenses and expenditures incurred on and after Initial Commercial Production, which costs, expenses and expenditures are not normally depreciable.

١-٣٤: **"نفقات التشغيل"** تعني كل التكاليف والنفقات والمصاريف التي صرفت بعد الإنتاج التجاري الأولي، تلك التكاليف والنفقات والمصاريف التي ليست قابلة عادة للإهلاك.

1.35 **"Operator"** means **DNO** which is designated to conduct the Petroleum Operations as specified in Articles 3.1.

١-٣٥: **"المشغل"** يعني دي. إن. أو والمعينة للقيام بالعمليات البترولية كما هو مبين في المادة (٣-١).

1.36 **"Operating Committee"** means the committee established pursuant to Article 6 and Annex "E" of this Agreement.

١-٣٦: **"لجنة التشغيل"** تعني اللجنة المكونة طبقاً للمادة (٦) والملحق (هـ) من هذه الاتفاقية.

1.37 **"Parties"** means the MINISTRY and the CONTRACTOR and "Party" means either the MINISTRY or the CONTRACTOR, as the context requires.

١-٣٧: **"الأطراف"** تعني الوزارة والمقاول، و "طرف" يعني إما الوزارة أو المقاول كما يتطلبه سياق النص.

1.38 **"Petroleum"** means Liquid Crude Oil of various densities, asphalt, Dry Gas, Associated Gas, and all other hydrocarbon substances that may be found in, and produced, or otherwise obtained and saved from the Agreement Area, and all substances that may be extracted therefrom.

١-٣٨: **"البترول"** معناه النفط الخام السائل على اختلاف كثافاته، والإسفلت، والغاز الجاف، والغاز المصاحب، وكافة المواد الهيدروكربونية الأخرى، التي قد يعثر عليها في المنطقة وتنتج أو يتم الحصول عليها والاحتفاظ بها من منطقة الاتفاقية وكذا كافة المواد التي قد تستخلص منها.

1.39 **"Petroleum Industry"** means the international petroleum industry.

١-٣٩: **"الصناعة البترولية"** يقصد بها الصناعة البترولية العالمية.

1.40 **"Petroleum Operations"** means Exploration, Development and production operations and all other operations authorized or contemplated under this Agreement.

١-٤٠: **"العمليات البترولية"** تعني عمليات الاستكشاف والتنمية والإنتاج وجميع العمليات الأخرى المصرح بها أو المتوقعة بموجب هذه الاتفاقية.

1.41 **"Production Sharing Oil"** means the Crude Oil to be shared between the MINISTRY and the CONTRACTOR as described in Article 7.3 of this Agreement.

١-٤١: **"نفط المشاركة في الإنتاج"** يعني النفط الخام الذي ستتقاسمه الوزارة والمقاول كما هو موضح في المادة (٧-٣) من هذه الاتفاقية.

1.42 **"Quarter"** or **"Calendar Quarter"** means a period of three (3) consecutive Months beginning on January 1st, April 1st, July 1st, and October 1st of each Year.

١-٤٢: **"الربع"** أو **"الربع التقويمي"** يعني فترة ثلاثة (٣) أشهر متتالية تبدأ من أول يناير، أول أبريل، أول يوليو، وأول أكتوبر من كل سنة.

1.43 **"Request for Conversion to Development Area"** means the request signed by the CONTRACTOR and approved by the MINISTER for the purpose of defining the Development Area with respect to a

١-٤٣: **"طلب التحويل إلى منطقة تنمية"** يعني الطلب الموقع من المقاول والمعتمد من الوزير لغرض تحديد منطقة التنمية بالنسبة

Commercial Discovery of Oil. The form of such request is attached to this Agreement as Annex "H".

للاكتشاف التجاري للنفط، وصيغة مثل ذلك الطلب مرفق بهذه الاتفاقية (الملحق "ح").

1.44 **"Royalty"** means the royalty to which the STATE is entitled in accordance with Article 3.2 of this Agreement.

١-٤٤: **"الإتاوة"** تعني الإتاوة المستحقة للدولة طبقاً للمادة (٣-٢) من هذه الاتفاقية.

1.45 **"ROY Income Taxes"** means the taxes defined in Article 9.1.2 of this Agreement.

١-٤٥: **"ضرائب الدخل للجمهورية اليمنية"** تعني الضرائب المعرفة في المادة (٩-١-٢) من هذه الاتفاقية.

1.46 **"SCF"** means the amount of Dry Gas necessary to fill one (1) cubic foot of space at atmospheric pressure of 14.70 PSIA and at a base temperature of sixty degrees Fahrenheit (60°F).

١-٤٦: **"قدم مكعب قياسي"** يعني ذلك المقدار من الغاز الجاف اللازم لملئ حيز مقداره قدم مكعب واحد (١) عند ضغط جوي مقداره (١٤،٧٠) رطل على البوصة المربعة وعند درجة حرارة أساسية مقدارها ستين (٦٠) درجة فهرنهيت.

1.47 **"Working Day"** means a Day on which banks in YEMEN are customarily open for business.

١-٤٧: **"يوم عمل"** يعني اليوم الذي تكون فيه المصارف في اليمن عادة مفتوحة لمزاولة أعمالها.

1.48 **"Work Program and Budget"** means the annual work program and budget for Exploration and/or Development under this Agreement.

١-٤٨: **"برنامج العمل والميزانية"** يعني برنامج العمل والميزانية السنوي للاستكشاف والتنمية أو لأي منهما بمقتضى هذه الاتفاقية.

1.49 **"Year"** or "Calendar Year" or "Tax Year" or "Financial Year" means a period of twelve (12) consecutive Months, according to the Gregorian calendar, starting on January 1st, unless another starting date is indicated in the applicable provision of this Agreement.

١-٤٩: **"السنة" أو "السنة التقويمية" أو "السنة الضريبية" أو "السنة المالية"** تعني فترة أثنى عشرة (١٢) شهراً متتالية طبقاً للتقويم الميلادي، تبدأ من أول يناير، مالم يشار إلى تاريخ ابتداء أخر في أي من الأحكام النافذة لهذه الاتفاقية.

1.50 **"YEMEN"** or **"ROY"** or "STATE" means the Republic of Yemen, and "GOVERNMENT" means the Government of the Republic of Yemen as defined in the constitution of ROY.

١-٥٠: **"اليمن" أو "ج .ي" أو "الدولة"** تعني الجمهورية اليمنية، و الحكومة تعني حكومة الجمهورية اليمنية، كما هي معرفة في دستور الجمهورية اليمنية.

ARTICLE 2
ANNEXES

المادة الثانية
الملاحق

2.1 Annexes "A", "B", "C", "D", "E", "F", "G", and "H" attached to this Agreement are hereby made part hereof and they shall be considered as having equal force and effect with the provisions of this Agreement, provided that if there is a conflict between any Annex and the provisions of the main body of this Agreement, the provisions of the main body of this Agreement shall prevail.

٢-١: تعتبر الملاحق (أ) و (ب) و (ج) و (د) و (هـ) و (و) و (ز) و (ح) المرفقة بهذه الاتفاقية جزءاً لا يتجزأ من هذه الاتفاقية ويكون لهذه الملاحق نفس قوة ومفعول نصوص هذه الاتفاقية وفي حالة وجود أي تعارض بين أي ملحق ونصوص الاتفاقية فإن نصوص هذه الاتفاقية هي التي تسود.

2.1.1 **Annex "A"** is a description of the Agreement Area.

٢-١-١ الملحق "أ" وصف لمنطقة الاتفاقية.

2.1.2 Annex "B" is an illustrative map indicating the Agreement Area. In the event of any inconsistency between the contents of Annex "A" and Annex "B", the content of Annex "A" shall prevail.

2.1.3 **Annex "C"** sets out the Minimum Work Obligation and the Minimum Expenditure Obligation during the Exploration Period(s), and extensions thereof.

2.1.4 **Annex "D"** is the Form of the irrevocable Letter of Credit.

(a) The Operator on behalf of the Contractor shall deliver to the MINISTRY, within thirty (30) working Days from the Effective Date, an irrevocable letter of credit in substantially the form attached as Annex "D" ("Letter of Credit") issued by a Yemeni bank selected by the Operator on behalf of the Contractor and acceptable to the Central Bank of Yemen in an amount of **Four** million United States Dollars **(U.S$4,000,000)** which corresponds with the Minimum Expenditure Obligation for the First Exploration Period or anther form of Guarantee acceptable to MOM. The Letter of Credit shall remain valid and effective for **six (6) Months** after the end of said period. Within **thirty (30) working Days** after the end of the First Exploration Period, the CONTRACTOR shall, if the CONTRACTOR has elected to enter into the Second Exploration Period, deliver to the MINISTRY a second Letter of Credit, in the form and on the same conditions as the first Letter of Credit, in the amount of the Minimum Expenditure Obligation for the Second Exploration Period which is equal to **Three** million United States Dollars **(U.S$3,000,000)** or another form of Guarantee acceptable to MOM less any credits for excess work previously carried out by the **CONTRACTOR** in the first Exploration Period. If within fifteen (15) Working Days after the thirty (30) Working Days specified in either case above the CONTRACTOR fails to deliver to the MINISTRY the required Letter of Credit, this Agreement shall be considered null and void without any further procedure or notices.

(b) If, at the end of the First Exploration Period or the Second Exploration Period or at the termination of this Agreement, the CONTRACTOR has failed to fulfill its

٢-١-٢ الملحق "ب" خريطة توضيحية لمنطقة الاتفاقية. في حالة تعارض محتويات الملحق (أ) مع محتويات الملحق (ب) فإن محتويات الملحق (أ) هي التي يجب أن تسود.

٣-١-٢ الملحق "ج" يبين التزامات الحد الأدنى للعمل والحد الأدنى للمصروفات خلال مرحلة / مراحل الاستكشاف، أو خلال تمديد أي منهما.

٤-١-٢ الملحق "د" هو صيغة خطاب الاعتماد الغير قابل للنقض:

(أ) خلال ثلاثين (٣٠) يوما من تاريخ النفاذ سيسلم المشغل نيابة عن المقاول إلى الوزارة خطاب اعتماد غير قابل للنقض بالصيغة المرفقة كملحق (د) (خطاب الاعتماد) يتم إصداره من قبل بنك يمني يختاره المشغل نيابة عن المقاول ويكون مقبولاً للبنك المركزي اليمني بمبلغ وقدره أربعة مليون (٤,٠٠٠,٠٠٠) دولار من دولارات الولايات المتحدة الأمريكية، ومعادلا لالتزامات الحد الأدنى للمصاريف الخاصة لمرحلة الاستكشاف الأولى أو أي صيغة ضمان أخرى تقبل بها الوزارة. سوف يظل خطاب الاعتماد صالحا ونافذا لستة (٦) أشهر بعد انتهاء تلك المرحلة. سيقوم المقاول خلال ثلاثين (٣٠) يوم عمل لنهاية مرحلة الاستكشاف الأولى، إذا اختار المقاول الدخول في مرحلة الاستكشاف الثانية، بتسليم الوزارة خطاب اعتماد آخر بالشكل والشروط لخطاب الاعتماد الأول وذلك بمبلغ يساوي التزام الحد الأدنى للمصاريف لمرحلة الاستكشاف الثانية التي تعادل مبلغ وقدره ثلاثة مليون (٣,٠٠٠,٠٠٠) دولار من دولارات الولايات المتحدة الأمريكية أو أي صيغة ضمان أخرى تقبل بها الوزارة ناقصا أي مرحلات تم احتسابها للأعمال الزائدة التي تمت من قبل المقاول في مرحلة الاستكشاف الأولى. وإذا أخفق المقاول خلال خمسة عشر (١٥) يوم عمل تالية للثلاثين (٣٠) يوم عمل المحددة أعلاه بتسليم الوزارة خطاب الاعتماد المذكور فإن هذه الاتفاقية تعتبر ملغية وغير نافذة بدون الحاجة إلى أية إجراءات أو إخطارات إضافية.

(ب) إذا أخفق المقاول في نهاية مرحلة الاستكشاف الأولى أو مرحلة الاستكشاف الثانية في تنفيذ التزامات الحد

Minimum Work Obligation for the applicable period, and neither the **CONTRACTOR** nor the bank under the applicable Letter of Credit has paid the entire amount corresponding to the amount of the applicable Letter of Credit (reduced as provided below), then the **MINISTRY** shall be entitled to draw the amount of said Letter of Credit against the bank in accordance with its terms.

الأدنى للعمل للمرحلة المعنية أو عند انتهاء هذه الاتفاقية، حسب الحالة، ولم يدفع المقاول أو البنك أو أي منهما طبقا لخطاب الاعتماد النافذ كامل المبلغ المحدد في خطاب الاعتماد (والمخفض كما هو مبين أدناه)، حينها سيحق للوزارة خطاب الاعتماد المذكور وسيدفع البنك طبقا للشروط الواردة فيه.

(c) As to each Exploration Period, the amount of the Letter of Credit shall be reduced as and when each part of the Minimum Work Obligation is performed by the amount corresponding to the work as specified in Annex " C ". Each reduction shall be effected by a letter signed by the MINISTRY and delivered to the issuing bank in substantially the form attached as Exhibit II to Annex "D". Provided, however, if the **Operator on behalf of the CONTRACTOR** delivers such a letter to the MINISTRY for its signature, specifying the amount of the reduction, and no objection to such letter is received by the **Operator on behalf of the CONTRACTOR** and the issuing bank from the MINISTRY within sixty (60) Days after said delivery, then the relevant reduction may be effected by the **Operator on behalf of the CONTRACTOR** sending to the issuing bank a copy of the letter delivered to the MINISTRY, as aforesaid certifying that:

(i) a letter in such form was delivered to the MINISTRY and

(ii) the MINISTRY did not object to the letter within sixty (60) Days after such delivery; and instructing the issuing bank to effect the reduction stated in said copy of the letter.

(ج) فيما يخص كل مرحلة استكشافية يتم تخفيض قيمة خطاب الاعتماد عند تنفيذ كل جزء من الحد الأدنى لإلتزامات العمل بمبلغ يعادل كلفة ذلك العمل كما هو مبين في الملحق "ج". كل تخفيض سيتم عن طريق رسالة موقعة من الوزارة ومسلمة إلى البنك فاتح الاعتماد وبالصيغة الموضحة في الاستمارة رقم (٢) من الملحق (د). ويشرط أن المشغل نيابة عن المقاول يقوم بتسليم تلك الرسالة إلى الوزارة للتوقيع عليها محددا المبلغ المطلوب تخفيضه وأنه لا يوجد اعتراض لدى الوزارة على تلك الرسالة المستلمة من قبل المشغل نيابة عن المقاول أو البنك فاتح الاعتماد من قبل الوزارة خلال ستين (٦٠) يوما بعد ذلك التسليم، فإن التخفيض المشار إليه سيسري عن طريق تسليم المشغل نيابة عن المقاول للبنك فاتح الاعتماد نسخة من تلك الرسالة المسلمة للوزارة، كما ذكر أعلاه وشهادة تبين:-

(١) استلام الوزارة للرسالة بتلك الصيغة.

(٢) عدم اعتراض الوزارة خلال ستين (٦٠) يوما من تاريخ تسليمها أمرة البنك فاتح الاعتماد بتنفيذ التخفيض المذكور في نسخة تلك الرسالة.

2.1.5 **Annex "E"** is the Form of the Charter of the Operating Committee to be formed as provided for in Article 6 of this Agreement.

٢-١-٥ **الملحق "هـ"** صيغة نظام عمل لجنة التشغيل المزمع تكوينها وفقا لما هو منصوص عليه في المادة (٦) من هذه الاتفاقية.

2.1.6 **Annex "F"** is the Accounting Procedures.

٢-١-٦ **الملحق "و"** الإجراءات المحاسبية.

2.1.7 **Annex "G"** is a Sample Calculation of Royalty, Cost Oil and Production Sharing Oil.

٢-١-٧ **الملحق "ز"** نموذج احتساب الإتاوات ونفط الكلفة ونفط المشاركة في الإنتاج.

2.1.8 **Annex "H"** is the Form of Request for Conversion to Development Area.

٢-١-٨ **الملحق "ح"** صيغة طلب التحويل إلى منطقة تنمية.

ARTICLE 3
GRANT OF RIGHTS AND TERM

3.1 Grant of Rights

The STATE hereby grants to the CONTRACTOR and the MINISTRY the exclusive right to conduct Petroleum Operations in the Agreement Area subject to the terms, covenants and conditions set out in this Agreement. The Operator shall conduct the Petroleum Operations Only as operator under this Agreement.

This Agreement shall henceforth govern all the interests, rights and obligations of the Parties, and the STATE shall in its name retain the title to the Agreement Area. Except as expressly provided by this Agreement, no other rights or privileges are granted to the CONTRACTOR with respect to either the Agreement Area, Petroleum produced from the Agreement Area or any other mineral resources in the Agreement Area. In the event of any change in the Operator, such change shall be subject to the prior approval of the MINISTRY.

3.2 Royalties

The STATE shall own and be entitled to take as Royalty from the total Crude Oil produced and saved from the Development Area(s) and not used in Petroleum Operations prior to the deduction of Cost Oil, a non-recoverable amount of the Monthly Average Daily Net Production ("MADNP") commencing with the first Barrel produced and saved from the Development Area(s) and not used in Petroleum Operations the following percentages:

3.2.1 Three percent (3%) of the portion or increment of production up to and including twenty five thousand (25,000) Barrels of Monthly Average Daily Net Production;

3.2.2 Five percent (5%) of that additional portion or increment of production which exceeds twenty five thousand (25,000) Barrels of Monthly Average Daily Net Production up to and including fifty thousand (50,000) Barrels of Monthly Average Daily Net Production;

3.2.3 Six percent (6%) of that additional portion or increment of production which exceeds fifty thousand (50,000) Barrels of Monthly Average Daily Net Production up to and including seventy five thousand (75,000) Barrels of Monthly Average Daily Net Production;

المادة الثالثة
منح الحقوق والمدة

٣-١: منح الحقوق :

تمنح الدولة بموجب هذه الاتفاقية حقاً حصرياً للمقاول والوزارة للقيام بالعمليات البترولية في منطقة الاتفاقية طبقاً للشروط والتعهدات والاشتراطات المحددة في هذه الاتفاقية. سوف يتولى المشغل القيام بالعمليات البترولية بمقتضى هذه الاتفاقية بصفته مشغلاً فقط بموجب هذه الاتفاقية.

تحكم هذه الاتفاقية اعتبارا من الآن فصاعدا جميع مصالح وحقوق والتزامات الأطراف وتحتفظ الدولة باسمها بملكية الاتفاقية. باستثناء ما تنص عليه صراحة هذه الاتفاقية، لا تمنح أية حقوق أو مزايا أخرى للمقاول فيما يتعلق أما بمنطقة الاتفاقية أو البترول المنتج من منطقة الاتفاقية أو أية ثروات معدنية أخرى في منطقة الاتفاقية.في حالة تغير المشغل سيكون ذلك التغيير خاضع لموافقة الوزارة المسبق.

٣-٢: الإتاوات:

تمتلك الدولة ولها الحق بأن تأخذ كأتاواه من إجمالي النفط الخام المنتج والمحتفظ به من منطقة "مناطق" التنمية والغير مستخدم في العمليات البترولية، قبل خصم نفط الكلفة، كمية من النفط الخام غير قابلة للاسترداد من المعدل الشهري لصافي الإنتاج اليومي (م. ش. ص. ا. ي) ابتداءً من أول برميل منتج ومحتفظ به من منطقة "مناطق التنمية" وغير مستخدم في العمليات البترولية وذلك بموجب النسب الآتية:

٣-٢-١: ثلاثة (٣%) بالمائة لذلك الجزء أو التزايد في الإنتاج من أول برميل وحتى يبلغ الإنتاج خمسة وعشرين ألف (٢٥,٠٠٠) برميل من المعدل الشهري لصافي الإنتاج اليومي.

٣-٢-٢: خمسة (٥%) بالمائة من ذلك الجزء الإضافي أو التزايد في الإنتاج الذي يتجاوز خمس وعشرون ألف (٢٥,٠٠٠) برميل من المعدل الشهري لصافي الإنتاج اليومي وحتى يبلغ خمسين ألف (٥٠,٠٠٠) برميل من المعدل الشهري لصافي الإنتاج اليومي.

٣-٢-٣ : ستة (٦%) بالمائة لذلك الجزء أو التزايد في الإنتاج الذي يتجاوز خمسين ألف (٥٠,٠٠٠) برميل من المعدل الشهري لصافي الإنتاج اليومي وحتى يبلغ خمسة وسبعين ألف (٧٥,٠٠٠) برميل من المعدل الشهري لصافي الإنتاج اليومي.

3.2.4 Eight percent (8%) of that additional portion or increment of production which exceeds seventy five thousand (75,000) Barrels of Monthly Average Daily Net Production up to and including one hundred thousand (100,000) Barrels of Monthly Average Daily Net Production;

3.2.5 Ten percent (10%) of that additional portion or increment of production which exceeds one hundred thousand (100,000) Barrels of Monthly Average Daily Net Production.

3.3 <u>The MINISTRY's Participating Carried Interest</u>

3.3.1 The MINISTRY's operating arm, the Yemen Company, shall acquire as of the Effective Date of this Agreement a carried Ten percent (10%) of the CONTRACTOR's rights and working interests under this Agreement. The entities constituting the CONTRACTOR (other than the Yemen Company) shall acquire the remaining Ninety percent (90%) of the CONTRACTOR's rights and working interests under this Agreement and shall fund, bear and pay all costs, expenses and expenditure of Petroleum Operations conducted according to the provisions of this Agreement on behalf of the CONTRACTOR.

3.3.2 (a) Upon Initial Commercial Production, the entities constituting the CONTRACTOR (except the Yemen Company) shall collectively receive one hundred percent (100%) of the Cost Oil allocated to recover all costs, expenses and expenditures incurred and paid by them in conducting Petroleum Operations under this Agreement on behalf of the CONTRACTOR.

3.3.2 (b) The Yemen Company shall receive Ten percent (10%) of the CONTRACTOR's share of Production Sharing Oil allocated to the CONTRACTOR as provided for in Article 7.3 of this Agreement, and the entities constituting the CONTRACTOR (other than the Yemen Company) shall collectively receive Ninety percent (90%) of the full CONTRACTOR's share of Production Sharing Oil.

٣-٢-٤: ثمانية (٨%) بالمائة من ذلك الجزء الإضافي او التزايد في الإنتاج الذي يتجاوز خمسة وسبعين ألف (٧٥,٠٠٠) برميل من المعدل الشهري لصافي الإنتاج اليومي وحتى يبلغ مائة ألف (١٠٠,٠٠٠) برميل من المعدل الشهري لصافي الإنتاج اليومي.

٣-٢-٥: عشرة (١٠%) بالمائة من ذلك الجزء الإضافي أو التزايد في الإنتاج الذي يتجاوز مائة ألف (١٠٠,٠٠٠) برميل من المعدل الشهري لصافي الإنتاج اليومي.

٣-٣: <u>مصالح الوزارة المحمولة في الشراكة :</u>

٣-٣-١: سوف تحصل الشركة اليمنية باعتبارها اليد التشغيلية للوزارة اعتبارا من تاريخ النفاذ لهذه الاتفاقية على نسبة عشرة (١٠%) بالمائة من حقوق المقاول وكحصة عاملة بمقتضى هذه الاتفاقية. يقوم أعضاء المقاول (باستثناء الشركة اليمنية) بالحصول على تسعين (٩٠%) بالمائة من حقوق المقاول العاملة وحصصه بمقتضى هذه الاتفاقية ويقوم بتمويل وتحمل ودفع كافة التكاليف والنفقات والمصاريف المطلوبة للعمليات البترولية التي تجري نيابة عن المقاول طبقا لأحكام هذه الاتفاقية.

٣-٣-٢-أ : عند بدء الإنتاج التجاري يحصل أعضاء المقاول مجتمعين (باستثناء الشركة اليمنية) على مائة (١٠٠%) بالمائة من نفط الكلفة المخصص لاسترداد كامل التكاليف والنفقات والمصاريف المحملة والمدفوعة من قبلهم للقيام بالعمليات البترولية بمقتضى هذه الاتفاقية نيابة عن المقاول .

٣-٣-٢-ب: سوف تحصل الشركة اليمنية على عشرة (١٠%) بالمائة من حصص المقاول في نفط المشاركة في الإنتاج على النحو الوارد في المادة (٧-٣) من هذه الاتفاقية كما يحصل أعضاء المقاول الآخرون (باستثناء الشركة اليمنية) على نسبة تسعين (٩٠%) بالمائة من كامل حصة المقاول من نفط المشاركة في الإنتاج.

3.3.3 The entities comprising the CONTRACTOR (including the Yemen Company) shall not later than sixty (60) Days after the signing of this Agreement enter into an agreement among themselves to provide for the procedures whereby they shall exercise their rights and fulfill their obligations as CONTRACTOR (such agreement being hereinafter referred to as the "Joint Operating Agreement").

٣-٣-٣: سوف تقوم الشركات التي يتكون منها المقاول (بما في ذلك الشركة اليمنية) خلال مدة لا تتجاوز ستين (٦٠) يوما بعد التوقيع على هذه الاتفاقية بالدخول باتفاق فيما بينهم عن الإجراءات التي يمكنهم بموجبها ممارسة حقوقهم وتنفيذ التزاماتهم بصفتهم المقاول (مثل هذا الاتفاق يشار إليه هنا وفيما بعد " باتفاقية التشغيل" المشترك).

3.4 Term

The term of this Agreement shall include an Exploration Period and a Development Period as follows:

٣-٤: المدة :

تشمل مدة هذه الاتفاقية مرحلة للاستكشاف ومرحلة للتنمية وذلك على النحو الآتي:-

3.4.1 Exploration Period and Extension

(a) The Exploration Period shall consist of the First Exploration Period of Thirty (30) Months, commencing on the Effective Date, and at the CONTRACTOR's election, a Second Exploration Period of Thirty (30) Months commencing on the Day next following the end of the First Exploration Period or any extension thereof if the **CONTRACTOR** elects to enter into such extension and such extension is approved by the **MINISTRY.**

The First and Second Exploration Periods may each, at the **CONTRACTOR's** election, be extended for six (6) Months upon prior request to the **MINISTRY** and its approval. The **CONTRACTOR** shall have the right to elect to enter into the second Exploration Period by providing written notice to the MINISTRY at least thirty (30) Days prior to the end of the First Exploration Period or its extension then in effect therein, provided the **MINISTRY** agrees that the **CONTRACTOR** has fulfilled all its obligations under this Agreement for the First Exploration Period or its extension.

(b) Subject to approval of the MINISTRY, the First Exploration Period and/or the Second Exploration Period, or extension(s) thereof may be extended for appraisal and evaluation, if the CONTRACTOR has fulfilled the obligations for that period but needs

٣-٤-١:مرحلة الاستكشاف والتمديد :

(أ) تنقسم مرحلة الاستكشاف إلى مرحلة استكشاف أولى مدتها ثلاثون (٣٠) شهراً تبدأ من تاريخ النفاذ. ومرحلة استكشاف ثانية، حسب خيار المقاول، مدتها ثلاثون (٣٠) شهراً، تبدأ في اليوم التالي الذي يلي نهاية مرحلة الاستكشاف الأولى أو أي تمديد لها إذا أختار المقاول الدخول في مثل ذلك التمديد وتمت الموافقة على ذلك من قبل الوزارة.

يمكن تمديد مرحلتي الاستكشاف الأولى والثانية، حسب خيار المقاول، لمدة ستة (٦) أشهر لكل مرحلة وعلى أن يسبق ذلك تقديم طلب للوزارة للموافقة على التمديد لأي من المراحل. للمقاول الحق باختيار الدخول في مرحلة الاستكشاف الثانية، بناء على إخطار كتابي يوجهه للوزارة بما لا يقل عن ثلاثين (٣٠) يوما سابقة لنهاية مرحلة الاستكشاف الأولى أو أي تمديد لها يكون حينئذ ساريا، وشريطة أن توافق الوزارة بأن يكون المقاول قد أوفى بكامل التزاماته بمقتضى هذه الاتفاقية لمرحلة الاستكشاف الأولى أو التمديد الخاص بها.

(ب) بناءً على موافقة الوزارة، يحق للمقاول تمديد مرحلة الاستكشاف الأولى و/ أو مرحلة الاستكشاف الثانية أو أي تمديدات لهما وذلك لتقييم أو للحفر التقييمي إذا كان المقاول قد قام بتنفيذ التزاماته لتلك المرحلة، ولكنه يحتاج لمزيد من الوقت لإجراء التقييم أو الحفر التقييمي لنتائج

more time to evaluate or appraise the results of the Exploration work performed, and requests in writing an extension for a term not to exceed nine (9) Months by written request to the MINISTRY at least thirty (30) Days prior to the end of such period. Such written request shall include the results of the Exploration work performed and the evaluation or appraisal work to be accomplished during the appraisal extension.

أعمال الاستكشاف المنفذة، فإنه يستطيع تمديد مرحلة الاستكشاف تلك أو أي تمديد لها وذلك لفترة لا تزيد على تسعة (٩) أشهر بناء على إخطار كتابي يوجهه إلى الوزارة بما لا يقل عن ثلاثين (٣٠) يوما سابقة لنهاية تلك المرحلة. ويجب أن يتضمن مثل ذلك الإخطار نتائج الأعمال الاستكشافية التي تم تنفيذها وأعمال التقييم أو الحفر التقييمي التي يجب أن تتم خلال التمديد لأغراض التقييم.

(c) The MINISTRY may during the Exploration Period at its sole discretion, give due consideration to ongoing Petroleum Operations and give reasonable extensions to allow the CONTRACTOR to fulfill its remaining Work Programs under this Agreement.

(ج) للوزارة خلال مرحلة الاستكشاف وفقا لتقديرها المنفرد أن تعطي اعتبارا مناسبا للعمليات البترولية الجارية وأن تمنح التمديدات المعقولة التي تسمح للمقاول بتنفيذ ما تبقى عليه من برامج العمل طبقا لهذه الاتفاقية

3.4.2 Development Period

The Development Period shall commence on the date of the first Commercial Discovery of Oil and shall continue for a period of twenty (20) Years and may be extended by up to five (5) Years upon the written request of the CONTRACTOR six (6) Months prior to the expiry of the Development Period and the approval of the MINISTRY of such extension shall be subject to new terms and conditions mutually agreed by the MINISTRY and the CONTRACTOR within the specified six (6) Month period.

٣-٤-٢: مرحلة التنمية:

تبدأ مرحلة التنمية من تاريخ أول اكتشاف تجاري للنفط وتستمر لمدة عشرين (٢٠) عاما، يمكن تمديدها لمدة تصل إلى خمس (٥) سنوات، بناء على طلب كتابي من المقاول قبل ستة (٦) أشهر من انتهاء مرحلة التنمية وموافقة الوزارة على ذلك التمديد الذي سيخضع لأحكام وشروط يتم الاتفاق عليها من قبل الوزارة والمقاول معا خلال فترة ستة (٦) أشهر المحددة تلك.

3.5 Commercial Discovery of Oil

3.5.1 A Commercial Discovery of Oil may consist of one producing reservoir or of a group of producing reservoirs worthy of being developed commercially. After drilling a Commercial Oil Well, the CONTRACTOR shall undertake as part of its Exploration program the appraisal of the discovery by drilling one or more appraisal wells to determine whether such discovery is worthy of being developed commercially, taking into consideration the recoverable reserves and all other relevant technical and economic factors.

3.5.2 The CONTRACTOR shall give written notice of a Commercial Discovery of Oil to the MINISTRY immediately after the discovery is considered by the CONTRACTOR to be worthy of commercial Development.

٣-٥: الاستكشاف التجاري للنفط:

٣-٥-١: قد يتكون الاكتشاف التجاري للنفط من مكمن واحد منتج أو مجموعة من المكامن المنتجة والتي تستحق أن تنمى تجاريا. وبعد حفر بئر (١) تجارية للنفط فإن المقاول يتعهد بأن يقوم، كجزء من برنامجه الخاص بالاستكشاف، بتقييم الاكتشاف وذلك بحفر بئر أو أكثر من الأبار التقييمية لتقرير ما إذا كان هذا الاكتشاف يستحق أن ينمى تجاريا، مع الأخذ في الاعتبار الاحتياطيات القابلة للاستخراج، وكافة العوامل الفنية والاقتصادية الأخرى ذات العلاقة.

٣-٥-٢: يتعين على المقاول أن يخطر الوزارة كتابيا بالاكتشاف التجاري للنفط فورا بعد أن يكون المقاول قد قرر أن الاكتشاف يستحق تنميته تجاريا.

Notice of a Commercial Discovery of Oil may be given by the CONTRACTOR at any time during the Exploration Period.

With respect to a Commercial Oil Well drilled after the Exploration Period, the CONTRACTOR shall give such notice of Commercial Discovery of Oil, not later than thirty (30) Days following the completion of any relevant appraisal well(s) or nine (9) Months following the date of completion of such Commercial Oil Well, whichever is earlier. The CONTRACTOR shall also have the right and obligation to give a notice of Commercial Discovery of Oil even if the discovery well or wells are not Commercial Oil Wells within the definition of Commercial Oil Well but is in the CONTRACTOR's opinion, a reservoir or a group of reservoirs considered collectively worthy of commercial Development.

The CONTRACTOR shall also give notice of a Commercial Discovery of Oil in the event it wishes to undertake a Gas recycling project, unless such project is already a part of the Development of a previously declared Commercial Discovery of Oil.

يحق للمقاول تقديم إخطار بالاكتشاف التجاري للنفط في أي مرحلة من مراحل الاستكشاف.

وفيما يخص بئر النفط التجارية الذي تم حفره بعد مرحلة الاستكشاف سيعطي المقاول ذلك الإخطار الخاص بالاكتشاف التجاري للنفط التجارية، والذي لن يتأخر بأية حال من الأحوال عن ثلاثين (٣٠) يوما تالية لإكمال بئر أو آبار التقييم الثانية أو بعد تسعة (٩) أشهر تلي تاريخ إكمال بئر النفط التجارية تلك، أيهما أسبق. وعلى المقاول أيضا أن يعطي إخطار بالاكتشاف التجاري للنفط بالنسبة لأي مكمن أو أية مكامن حتى ولو لم تكن البئر أو الآبار التي تم حفرها "بئر نفط تجاري" في نطاق تعريف "بئر النفط التجارية" وإذا كان في رأي المقاول أن مكمنا أو مجموعة من المكامن تستحق مجتمعة تنميتها تجاريا فللمقاول أن يعطي إشعارا بالاكتشاف التجاري للنفط في أي وقت خلال مرحلة الاكتشاف.

وعلى المقاول أيضا أن يعطي إخطارا بالاكتشاف التجاري للنفط في حالة رغبته بالقيام بمشروع لإعادة حقن الغاز، ما لم يكن هذا المشروع قد أصبح جزءا من تنمية اكتشاف تجاري سبق إعلانه اكتشافا تجاريا للنفط.

The date of a Commercial Discovery of Oil will be the date on which the CONTRACTOR gives notice to the MINISTRY of the declaration of such Commercial Discovery.

يكون تاريخ الاكتشاف التجاري للنفط هو التاريخ الذي يعطي فيه المقاول إشعار إلى الوزارة بإعلان ذلك الاكتشاف التجاري.

3.5.3 Following the notice of any Commercial Discovery of Oil as provided for in Article 3.5 of this Agreement, the MINISTRY and the CONTRACTOR, within thirty (30) Days, shall sign the Request for Conversion to Development Area in the form set forth in Annex "H", which will identify the Development Area. Simultaneously, the CONTRACTOR shall submit to the MINISTRY a preliminary development plan.

٣-٥-٣: فور الإخطار بأي اكتشاف تجاري للنفط كما جاء في المادة (٣-٥) من هذه الاتفاقية، سيوقع الوزارة والمقاول خلال ثلاثين (٣٠) يوما على طلب التحويل إلى منطقة تنمية بالصيغة المبينة في الملحق "ح" والتي سيحدد منطقة التنمية. وفي نفس الوقت سوف يقوم المقاول بتسليم الوزارة خطة أولية للتنمية.

3.5.4 The provisions set forth herein contemplate the unity and the indivisibility of the concepts of Commercial Discovery and Development Area and they shall apply to Oil unless otherwise specified.

٣-٥-٤: إن الأحكام الواردة هنا بخصوص الاكتشاف التجاري ومنطقة التنمية تمثل وحدانية واحدة وغير مجزأة لمفاهيم الاكتشاف التجاري ومنطقة التنمية وسوف يتم تطبيقها على النفط فيما عدا ما هو محدد خلافا لذلك.

3.6 **Sole Risk Project**

If Crude Oil is discovered but is not deemed by the CONTRACTOR to be a Commercial Discovery of Oil under the above provisions of Article 3.5, the MINISTRY shall, after one (1) Month from the expiry of the period specified above within which the

٣-٦ : **المخاطرة المنفردة :**

إذا تم اكتشاف نفط خام ولم يعتبره المقاول اكتشافا تجاريا للنفط طبقا لأحكام المادة (٣-٥) أعلاه، فإنه وبعد انقضاء شهر (١) واحد من انتهاء المدة المحددة أعلاه والتي في خلالها يستطيع المقاول

CONTRACTOR can give notice of a Commercial Discovery of Oil, have the right after sixty (60) Days from providing a written notice to the CONTRACTOR, and at the MINISTRY's sole risk and expense, to develop, produce and dispose of all Crude Oil from the geological feature in which said Crude Oil was discovered as aforesaid. Said notice shall state the specific area (the "Proposed Sole Risk Area") covering said geological feature to be developed, the wells to be drilled, the production facilities to be installed and the MINISTRY's estimated cost thereof, provided however that, within thirty (30) Days after receipt of said notice, the CONTRACTOR may, in writing, elect to develop the Proposed Sole Risk Area as provided for in this Agreement in the case of a Commercial Discovery, in which event, all terms of this Agreement shall continue to apply to the Proposed Sole Risk Area.

If the CONTRACTOR elects not to develop such Proposed Sole Risk Area, the said area (thenceforth the "Sole Risk Area") covering said geological feature shall be set aside for sole risk operations by the MINISTRY. The Sole Risk Area shall be mutually agreed upon by the MINISTRY and the CONTRACTOR on the basis of good Petroleum Industry practices. The MINISTRY shall be entitled to have the Operator or a third party perform such operations for it at the MINISTRY's sole risk and expense, provided that such third parties's operations shall not interfere with the Contractor's Petroleum Operations and should be conducted according to the good international petroleum industry practices. When the MINISTRY has recovered from the Crude Oil produced from the Sole Risk Area a quantity of Crude Oil equal in value to three hundred percent (300%) of the cost it has incurred in carrying out the sole risk operations, the CONTRACTOR shall have the option, only in the event there has been a separate Commercial Discovery of Oil or Gas elsewhere within the Agreement Area, to share in further Development of the Sole Risk Area upon paying the MINISTRY one hundred percent (100%) of the costs incurred by the MINISTRY in conducting the sole risk operations. At least one (1) Month prior to the estimated recovery date, the MINISTRY shall give written notice to the CONTRACTOR and allow the CONTRACTOR access to the data to evaluate the option, as may be requested by the CONTRACTOR. The one hundred percent (100%) payment shall not be recovered by the CONTRACTOR.

إعطاء إخطار بالاكتشاف التجاري للنفط، يحق للوزرة بعد مرور ستين (٦٠) يوما من تقديم إخطار للمقاول بذلك كتابة، وعلى نفقتها ومسئوليتها ومخاطرتها، أن تنمي وتنتج وتتصرف في كافة النفط الخام المنتج من التركيبة الجيولوجية التي اكتشف فيها ذلك النفط كما ورد سابقا. ويجب أن يتضمن هذا الإخطار تحديد المساحة المحددة (منطقة المخاطرة المنفردة) التي تغطي تلك التركيبة الجيولوجية المراد تنميتها، والآبار التي سوف تحفر، وتسهيلات الإنتاج التي سوف تنشأ، وتقدير الوزارة للتكاليف اللازمة لذلك، شريطة أن يقوم المقاول خلال ثلاثين (٣٠) يوما من استلامه ذلك الإخطار أن يختار كتابيا تنمية منطقة المخاطرة المنفردة المقترحة طبقا للأحكام المنصوص عليها في هذه الاتفاقية في حالة وجود اكتشاف تجاري. وفي تلك الحالة فإن جميع نصوص هذه الاتفاقية سيستمر تطبيقها بالنسبة لمنطقة المخاطرة المنفردة المقترحة.

إذا أختار المقاول عدم تنمية تلك المساحة، فإن المنطقة المحددة (والمشار إليها هنا وفيما بعد "بمنطقة المخاطرة المنفردة") التي تغطي تلك التركيبة الجيولوجية سوف تجنب عمليات المخاطرة المنفردة لتقوم بها الوزارة على مسئوليتها الخاصة ويتم الاتفاق على منطقة المخاطرة المنفردة بين الوزارة والمقاول بشكل مشترك وفقا للممارسات السليمة في الصناعة البترولية. يحق للوزارة أن تعهد لطرف ثالث القيام بتلك العمليات لصالحها وعلى نفقتها ومسئوليتها منفردة، شريطة أن لا تتداخل عمليات الطرف الثالث مع العمليات البترولية للمقاول وان يتم القيام بها طبقا لاصول الصناعة البترولية العالمية الجيدة. وعندما تكون الوزارة قد استردت من النفط الخام المنتج من منطقة المخاطرة المنفردة كمية من النفط الخام تعادل في قيمتها ثلاثمائة (٣٠٠%) في المائة من التكاليف التي تحملتها الوزارة في القيام بعمليات المسئولية المنفردة، للمقاول الخيار في أن يشارك بعد ذلك في المزيد من عمليات التنمية في منطقة المخاطرة المنفردة بعد أن يدفع للوزارة مائة (١٠٠%) بالمائة من تلك التكاليف التي تحملتها الوزارة. على الا يكون للمقاول هذا الحق إلا في حالة وجود اكتشاف نفط أو غاز تجاري مستقل في أي مكان آخر في نطاق منطقة الاتفاقية. وتقوم الوزارة بإخطار المقاول كتابة قبل شهر (١) واحد على الأقل من التاريخ التقريبي للاسترداد، والسماح للمقاول بالإطلاع على البيانات المتعلقة بذلك والتي قد يطلبها لتقييم خيار المشاركة. ولن يسترد المقاول تلك المائة (١٠٠%) في المائة المدفوعة.

Immediately following such payment the Sole Risk Area shall either (1) revert to the status of an ordinary Development Area under this Agreement and thereafter shall be operated in accordance with the terms hereof; or (2) alternatively, in the event that at such time the MINISTRY or its Dependent Units are conducting Development operations in the Sole Risk Area at its or their sole expense and the MINISTRY elects to continue operating the Sole Risk Area, that area shall remain set aside and the CONTRACTOR shall only be entitled to its percentage of the Production Sharing Oil as specified in Article 7.3 below. The Crude Oil from the Sole Risk Area shall be valued in the manner provided in Article 7.4. In the event of any termination of this Agreement under the provisions of Article 3.4.1 or Article 3.4.2 above, this Agreement shall, however, continue to apply to the MINISTRY's operation of any sole risk project.

وفورا وعلى أثر ذلك السداد فإن منطقة المخاطرة المنفردة، أما: (١) أن يتحول وضعها إلى منطقة تنمية عادية في ظل هذه الاتفاقية ويجري تشغيلها بعد ذلك طبقاً لنصوص هذه الاتفاقية، أو (٢) كبديل لذلك، وفي حالة ما إذا كانت الوزارة أو إحدى الوحدات التابعة للوزارة تقوم في ذلك الوقت بعمليات التنمية في منطقة المخاطرة المنفردة وعلى نفقتها وحدها، وإختارت الوزارة أن تستمر في القيام بالعمليات، فإن منطقة المخاطرة المنفردة تظل مجنبة ويستحق المقاول فقط نسبته من نفط المشاركة في الإنتاج على النحو المحدد في المادة (٧-٣) أدناه. ويتم تثمين النفط الخام من منطقة المخاطرة المنفردة بالطريقة المنصوص عليها في المادة (٧-٤). وفي حالة أي إنهاء لهذه الاتفاقية بموجب أحكام المادة (٣-٤-١) أو المادة (٣-٤-٢) أعلاه فإن هذه الاتفاقية تظل مع ذلك سارية بالنسبة لعمليات الوزارة الخاصة بأي مشروع للمخاطرة المنفردة.

ARTICLE 4
WORK PROGRAM(S) AND BUDGET(S) FOR THE EXPLORATION PERIOD

المادة الرابعة
برامج العمل والميزانيات لمرحلة الاستكشاف

4.1 Exploration Work Program and Budget

A. Subject to the provisions of this Agreement, the CONTRACTOR agrees and commits to undertake in the Agreement Area during the Exploration Period a program of Exploration work as a Minimum Work Obligation as set out in Annex "C" which cannot be changed or amended without the approval of the MINISTRY. The Exploration work should be fulfilled notwithstanding the Minimum Expenditure Obligation. The first Exploration Work Program and Budget should be prepared and submitted to the MINISTRY for its approval not later than three (3) Months after the Effective Date.

B. During the First Exploration Period, and any extension thereof the CONTRACTOR enters into, the CONTRACTOR shall meet the respective Minimum Work Obligation for such period as set forth in Annex "C" of this Agreement. In the event that the CONTRACTOR timely gives the required written notice to the MINISTRY to enter into the Second Exploration Period, the CONTRACTOR shall meet the respective Minimum Work Obligation for such period, and any extension thereof the CONTRACTOR enters into, as set forth in Annex "C" of this Agreement.

٤-١: برنامج العمل للاستكشاف والميزانية :

(أ) مع مراعاة أحكام هذه الاتفاقية، يقبل المقاول ويلتزم بأن يقوم أثناء مرحلة الاستكشاف ببرنامج للأعمال الاستكشافية في منطقة الاتفاقية كحد أدنى للالتزام الاستكشافي كما هو موضح في الملحق (ج) والذي لا يمكن تغييره أو تعديله دون موافقة الوزارة. وسوف ينفذ المقاول أعمال الاستكشاف بغض النظر عن الحد الأدنى لالتزامات الإنفاق. ويقوم المقاول بإعداد أول برنامج العمل الاستكشافي والميزانية وتقديمه للوزارة للموافقة عليه خلال مدة لا تتجاوز الثلاثة (٣) الأشهر التالية لتاريخ النفاذ.

(ب) يتعين على المقاول خلال مرحلة الاستكشاف الأولى، وأي تمديد لها يدخل فيه المقاول أن يفي بالحد الأدنى المعني لالتزامات العمل لتلك المرحلة طبقاً لما جاء في الملحق(ج) من هذه الاتفاقية. وفي حالة قيام المقاول بإخطار الوزارة كتابياً في حينه للدخول في مرحلة الاستكشاف الثانية، فيتعين على المقاول أن يفي بالتزامات العمل والإنفاق الإضافية المعنية بتلك المرحلة وبأي تمديد لها يدخل فيه المقاول كما هو مبين في الملحق (ج) من هذه الاتفاقية.

C. The CONTRACTOR shall have the right to withdraw before the end of the First Exploration Period or any extension thereof the CONTRACTOR enters into, and this Agreement shall terminate on the date a written notice of such withdrawal is received by the MINISTRY from the CONTRACTOR; provided that the CONTRACTOR has fulfilled the Minimum Work Obligation for the applicable period in effect at the time of withdrawal. In the event the CONTRACTOR withdraws having expended less than the Minimum Expenditure Obligation allocated for the Minimum Work Obligation required for the First Exploration Period, and any extension the CONTRACTOR enters into, the CONTRACTOR shall pay to the MINISTRY an amount equal to the difference between such Minimum Expenditure Obligation and the amount actually spent on Exploration activities, such payment to be made at the time of the withdrawal, but in no event later than three (3) Months after the expiry of the First Exploration Period or such extension, as the case may be. Any shortfall in aggregate Exploration activity expenditure by the CONTRACTOR at the end of the Second Exploration Period or any extension thereof the CONTRACTOR enters into, shall oblige the CONTRACTOR to pay the amount of such shortfall to the MINISTRY within three (3) Months after the expiry of the Second Exploration Period or such extension, as the case may be.

(ج) يحق للمقاول أن ينسحب قبل نهاية مرحلة الاستكشاف الأولى أو أي تمديد لها يدخل فيه المقاول وتنتهي هذه الاتفاقية في تاريخ استلام الوزارة لإخطار كتابي من المقاول يقرر فيه هذا الانسحاب، شريطة أن يكون المقاول قد أوفى بالتزامات الحد الأدنى للعمل للمرحلة النافذة وقت الانسحاب. وفي حالة ما إذا انسحب المقاول وكان قد أنجز أقل من الحد الأدنى من التزامات العمل المطلوبة للمرحلة الاستكشافية الأولى أو لأي تمديد لها يدخل فيه المقاول، فأنه يتعين على المقاول أن يدفع للوزارة الفارق بين مبلغ ذلك الحد الأدنى والمبلغ الفعلي المنفق على الأعمال الاستكشافية وقت انسحابه، خلال مدة لا تتجاوز بأي حال من الأحوال ثلاثة (٣) أشهر بعد انتهاء مرحلة الاستكشاف الأولى أو أي تمديد لها حسب الحال. أي عجز في المصاريف المتعلقة بإجمالي الأنشطة الاستكشافية من قبل المقاول في نهاية مرحلة الاستكشاف الثانية أو أي تمديد لها يدخل المقاول فيه، سوف يلزم المقاول بأن يدفع للوزارة مبلغ ذلك العجز وذلك خلال ثلاثة (٣) أشهر من انتهاء مرحلة الاستكشاف الثانية أو ذلك التمديد، بحسب الأحوال.

D. Excess work in any portion of the Exploration Period (including extensions) may be carried forward to satisfy the work in a subsequent portion of the Exploration Period (including extensions).

(د) أي زيادة في العمل في أي جزء من مرحلة الاستكشاف بما فيها التمديدات يمكن أن ترحل لكي تفي بالعمل في ذلك الجزء من المرحلة الاستكشافية اللاحقة وتمديداتها.

4.2 Subject to Article 4.1A, at least three (3) Months prior to the beginning of each Financial Year or at such other times as may mutually be agreed to by MOM and the CONTRACTOR, the CONTRACTOR shall prepare an Exploration Work Program and Budget for the Agreement Area setting forth the Exploration operations which the CONTRACTOR proposes to carry out during the ensuing Year. During each Exploration Period or extension, such Work Programs and Budgets taken together shall be at least sufficient to satisfy the CONTRACTOR's Minimum Work Obligation and Minimum Expenditure Obligation for the period it covers, taking into account any credits for excess work previously carried out by the CONTRACTOR in prior portions of the Exploration Period.

٤-٢: مع مراعاة المادة (٤-١-أ) يقوم المقاول، قبل بداية كل سنة مالية بثلاثة (٣) أشهر على الأقل أو في المواعيد الأخرى التي يتم الاتفاق عليها بين الوزارة والمقاول بشكل مشترك، بإعداد برنامج عمل وميزانية الأعمال الاستكشافية لمنطقة الاتفاقية يبين فيها عمليات الاستكشاف التي يقترح المقاول القيام بها خلال السنة التالية. وفي أثناء كل مرحلة استكشافية يجب أن تكون برامج العمل والميزانيات المذكورة معاً كافية على الأقل للوفاء بالحد الأدنى لالتزامات المقاول الخاصة بالعمل والإنفاق عن المرحلة التي تغطيها مع الأخذ في الاعتبار أية من الأعمال التي نفذها المقاول في أية أجزاء سابقة من مرحلة الاستكشاف.

4.3 Exploration Advisory Committee

The Exploration Work Program and Budget shall be reviewed by a joint committee to be established by MOM and the CONTRACTOR after the Effective Date. This committee, hereinafter referred to as the "Exploration Advisory Committee", shall consist of six (6) members, three (3) of whom shall be appointed by MOM and three (3) by the CONTRACTOR. The Chairman of the Exploration Advisory Committee shall be designated by MOM from among the members appointed by it. The Exploration Advisory Committee shall review and give such advice as it deems appropriate with respect to the proposed Work Program and Budget. Following review by the Exploration Advisory Committee, the CONTRACTOR shall make such revisions as it thinks appropriate and submit the Exploration Work Program and Budget to MOM for its approval. Following such approval, the CONTRACTOR shall not substantially revise or modify the Work Program and Budget without the approval of the MINISTRY. The MINISTRY or its authorized representative(s) shall have fourteen (14) Days within which to communicate its approval of such Work Program and Budget, failing such communication approval shall be deemed to have been given. In the event of no approval, the Exploration Advisory Committee shall meet in an attempt to resolve the issue.

٤-٣: لجنة الاستكشاف الاستشارية:

تفحص لجنة مشتركة تنشئها الوزارة والمقاول بعد تاريخ نفاذ هذه الاتفاقية برنامج العمل والميزانية الخاصة بأعمال الاستكشاف. وتتكون هذه اللجنة التي يطلق عليها هنا وفيما بعد "لجنة الاستكشاف الاستشارية" من ستة (٦) أعضاء ثلاثة (٣) منهم تعينهم الوزارة وثلاثة (٣) يعينهم المقاول على أن يكون رئيس لجنة الاستكشاف الاستشارية معينا من قبل الوزارة من بين الأعضاء المعينين من قبلها. وتقوم لجنة الاستكشاف الاستشارية بفحص برنامج العمل والميزانية المقترحين وتقدم الرأي الذي تراه مناسبا بشأنها. وبعد الانتهاء من الفحص من قبل لجنة الاستكشاف الاستشارية يقوم المقاول بإجراء تلك المراجعات والتي يراها مناسبة ويقدم برنامج العمل والميزانية الخاصين بالاستكشاف إلى الوزارة لموافقتها. ولا يجوز للمقاول بعد تلك الموافقة. أن يغير أو يعدل بصورة جوهرية برنامج العمل والميزانية المذكورين بدون موافقة الوزارة. يحق للوزارة، أو ممثلها (ممثليها) المفوض خلال اربعة عشر (١٤) يوما ان تقدم موافقتها النهائية لبرنامج العمل ذلك والميزانية تلك، وفي حالة عدم استلام رد بالموافقة من الوزارة خلال تلك الفترة، تعتبر الموافقة قد منحت. وفي حالة عدم الموافقة ستجتمع لجنة الاستكشاف الاستشارية في محاولة منها لحل الموضوع.

4.4 The CONTRACTOR shall advance all necessary funds for all materials, equipment, supplies, personnel administration and operations pursuant to the Exploration Work Program and Budget and MOM shall not be responsible to bear or repay any of the aforesaid costs. The CONTRACTOR shall be responsible for the preparation and performance of the Exploration Work Program and Budget which shall be implemented in a workmanlike manner consistent with good Petroleum Industry practices. All contracts for amounts greater than one hundred thousand United States Dollars (U.S.$100,000) related to the performance of Work Program should be approved by the MINISTRY or its duly authorized representative(s). The MINISTRY or its authorised representative(s) shall have fourteen (14) Days within which to communicate its written approval or disapproval of such award, failing such communication approval shall be deemed to have been given. In the event that the MINISTRY or its authorised representative(s) shall disapprove the award, the Exploration Advisory Committee shall meet in an attempt to resolve the issue.

٤-٤: يقدم المقاول جميع المبالغ اللازمة لكافة المواد، والمعدات، والمؤن، وشئون العاملين والعمليات وفقا لبرنامج العمل والميزانية الخاصة بالاستكشاف ولن تكون الوزارة مسئولة عن تحمل أو سداد أي من التكاليف سالفة الذكر. ويكون المقاول مسئولا عن إعداد وتنفيذ برنامج العمل والميزانية الخاصة بالاستكشاف والذي يجب تنفيذه بكفاءة عالية بما يتمشى مع الممارسات السليمة في الصناعة البترولية. جميع العقود الخاصة بتنفيذ برنامج العمل والتي يزيد مبلغها عن (١٠٠,٠٠٠) مائة ألف دولار من دولارات الولايات المتحدة الأمريكية يجب أن توافق عليها الوزارة أو من قبل ممثل (ممثلي) الوزارة المفوضين. يحق للوزارة، أو ممثلها (ممثليها) المفوض خلال أربعة عشر (١٤) يوم أن تقدم موافقتها أو عدم موافقتها على ذلك العمل، وفي حالة عدم الإجابة بالموافقة بمرور تلك الفترة فإن ذلك سيعتبر بأن الموافقة قد منحت. وفي حالة عدم موافقة الوزارة أو ممثليها المفوضين على إرساء العطاء ستجتمع لجنة الاستكشاف الاستشارية في محاولة لحل الموضوع.

The CONTRACTOR shall entrust the management of Exploration operations in the ROY to its technically competent General Manager and Deputy General Manager. The names of such General Manager and Deputy General Manager shall, upon appointment, be forthwith notified to the MINISTRY, accompanied by curriculum vitae of such General Manager and Deputy General Manager. The General Manager and, in his absence, the Deputy General Manager shall be entrusted by the CONTRACTOR with sufficient powers to carry out immediately all lawful written directions given to them by the MINISTRY or its representative(s) under the terms of this Agreement. All lawful regulations of ROY issued or hereafter to be issued which are applicable hereunder and not in conflict with this Agreement shall apply to the CONTRACTOR.

يعهد المقاول بإدارة عمليات الاستكشاف في (ج.ي) إلى مدير عام ونائب للمدير العام الذين يتعين أن يكونا من ذوي الكفاءة الفنية. وتخطر الوزارة باسم ذلك المدير العام ونائبه فور تعيينهما مرفقاً به سيرة ذاتية لكل منهما. ويزود المقاول المدير العام وكذا نائب المدير العام، عند غياب المدير العام، بسلطات كافية تمكنهما من أن يقوما على الفور بتنفيذ كافة التوجيهات القانونية الكتابية الصادرة إليهما من قبل الوزارة أو ممثلها / ممثليها وفقاً لنصوص هذه الاتفاقية. تسري على المقاول كل اللوائح القانونية للجمهورية اليمنية التي صدرت أو ستصدر والقابلة للتطبيق والتي لا تتعارض مع هذه الاتفاقية.

4.5 **Statement of Expenditure:**

٤-٥: **بيان النفقات:**

The CONTRACTOR shall supply MOM, within thirty (30) Days from the end of each Calendar Quarter, with a statement of Exploration activity showing costs incurred by the CONTRACTOR during such Quarter. The CONTRACTOR's records and necessary original supporting documents shall be available for inspection by the MINISTRY at any time during regular working hours, for three (3) Months from the date of the MINISTRY receiving each statement.

يقدم المقاول للوزارة في خلال ثلاثين (٣٠) يوماً تالية لنهاية كل ربع سنة بياناً بمصاريف الاستكشاف يوضح التكاليف التي أنفقها المقاول خلال الربع سنة تلك يضع المقاول قيوداته وكافة المستندات الأصلية الضرورية المؤيدة لذلك تحت تصرف الوزارة لفحصها في أي وقت أثناء ساعات العمل العادية وذلك لمدة ثلاثة (٣) أشهر من تاريخ استلام الوزارة لكل بيان.

Within three (3) Months from the date of receiving such statement, the MINISTRY shall advise the CONTRACTOR in writing if it considers:

وفي مدى ثلاثة أشهر (٣) من تاريخ استلام ذلك البيان تقوم الوزارة بإخطار المقاول كتابة إذا اعتبرت:

a. that the record of costs is not correct; or

b. that the costs of goods or services supplied are not in line with international market prices for goods or services of similar quality supplied on similar terms prevailing at the time such goods or services were supplied, provided however, that purchases made and services performed within ROY shall be subject to Article 26 of this Agreement; or

c. that the "Condition" (as defined in paragraphs 2.4.2, 2.4.3 and 2.4.4 of the Accounting Procedures in Annex "F" of the materials furnished by the CONTRACTOR does not agree with their prices set forth in the said Annex; or

d. that the costs incurred are not reasonably required for Petroleum Operations.

(أ) أن التكاليف ليس صحيحاً.

(ب) أو أن تكاليف البضائع أو الخدمات الممونة لا تتمشى مع أسعار السوق الدولية لبضائع أو الخدمات المماثلة في الجودة وشروط التوريد السائدة وقت تموين هذه البضائع أو الخدمات، على أن يراعى في هذا الشأن أن المشتريات والخدمات التي تم الحصول عليها في (ج.ي) تخضع لأحكام المادة (٢٦) من هذه الاتفاقية.

(ج) أو أن حالة المواد التي وردها المقاول (كما عرفت في الفقرات (٢-٤-٢)، (٢-٤-٣) و (٢-٤-٤) من الأنظمة المحاسبية، الملحق "و") لا تتناسب مع الأسعار المبينة في الملحق المذكور.

(د) أو أن التكاليف التي احتسبت ليست مطلوبة بصفة معقولة للعمليات البترولية.

The CONTRACTOR shall confer with MOM in connection with any problem arising under this Article 4.5, and the Parties hereto shall attempt to reach a settlement which is mutually satisfactory. If within the time limit of the three (3) Month period provided for in this Article 4.5 the MINISTRY has not advised the CONTRACTOR of its objection to any statement, such statement shall be considered as preliminarily approved, subject to audit by the MINISTRY according to paragraph 1.4 of the Accounting Procedures of Annex "F" of this Agreement.

ويتعين على المقاول أن يتشاور مع الوزارة في شأن أي مشكلة تثار في هذا الصدد حسب المادة (٤-٥)، على الطرفين أن يحاولا الوصول إلى تسوية مرضية لكليهما إذا لم تقم الوزارة بإخطار المقاول خلال المدة المحددة بثلاثة أشهر (٣) الواردة في هذه المادة (٤-٥) عن اعتراضها على أي بيان، فإن ذلك البيان سوف يعتبر موافق عليه بصورة مبدئية ويكون خاضعاً للمراجعة من قبل الوزارة طبقاً للمادة (١-٤) من الإجراءات المحاسبية، الملحق (و) لهذه الاتفاقية.

ARTICLE 5
RELINQUISHMENTS

المادة الخامسة
((التخليات))

5.1 Mandatory Relinquishments

5.1.1 At the end of the First Exploration Period, and any extension(s) thereof the CONTRACTOR enters into, the CONTRACTOR shall not be required to relinquish any part of the original Agreement Area, provided that if the CONTRACTOR does not elect to enter into the Second Exploration Period or any extension set forth in Article 3 then the CONTRACTOR shall relinquish the Agreement Area, except those then converted to a Development Area or Development Areas or for which the CONTRACTOR has applied to the MINISTRY for approval for conversion to a Development Area.

5.1.2 At the end of the Second Exploration Period, and any extension(s) thereof, the CONTRACTOR shall relinquish the whole Agreement Area except those then converted to a Development Area or Development Areas pursuant to this Agreement or for which the CONTRACTOR has applied to the MINISTRY for approval for conversion to a Development Area.

٥-١: التخليات الإجبارية :

٥-١-١: لن يكون مطلوباً من المقاول في نهاية مرحلة الاستكشاف الأولى أو أي تمديد (تمديدات) لها، أن يتخلى عن أي جزء من منطقة الاتفاقية الأصلية، ويشترط في جميع الأحوال، ما لم يكن المقاول قد أختار الدخول في مرحلة الاستكشاف الثانية أو بأي تمديد لها طبقاً للمادة (٣)، أن يتخلى عن منطقة الاتفاقية عدا التي لم تتحول عندئذ إلى منطقة أو مناطق تنمية أو تلك التي سبق للمقاول أن تقدم للوزارة بطلب موافقتها لتحويلها إلى منطقة تنمية.

٥-١-٢: يتخلى المقاول عن كامل منطقة الاتفاقية في نهاية مرحلة الاستكشاف الثانية وأي تمديد (تمديدات) لها، عدا التي تحولت إلى منطقة أو مناطق تنمية بموجب الاتفاقية أو تلك التي سبق أن تقدم المقاول إلى الوزارة بطلب موافقتها على تحويلها إلى منطقة تنمية حسب هذه الاتفاقية.

5.2 Voluntary Relinquishments

The CONTRACTOR may voluntarily relinquish all or any part of the Agreement Area subject to having fulfilled all of its obligations at that time required to be performed under Article 4.1 of this Agreement. Any voluntary relinquishment shall be credited toward the mandatory relinquishments required under Article 5.1 above.

٥-٢: التخليات الاختيارية:

يمكن للمقاول أن يتخلى بمحض اختياره عن كل أو أي جزء من منطقة الاتفاقية بشرط أن يكون عندئذ قد أوفى بكافة التزاماته المطلوب تنفيذها بمقتضى المادة (٤-١) من هذه الاتفاقية. وأي منطقة يرغب التخلي عنها اختياريا سوف تخصم من مساحات التخلي الإجباري المذكورة في المادة (٥-١) أعلاه.

5.3 Requirements for Relinquishments

The size and shape of the relinquishments made under this Article 5 shall be determined by mutual agreement, provided that, unless otherwise agreed, all areas relinquished shall, at a minimum, be contiguous and reasonably accessible for, and capable of, further Exploration and Development. Any part of the Agreement Area shall be considered subject to relinquishment, including any such part corresponding to a geological feature in which Petroleum may be present or has been determined to be present after drilling a well, provided that notwithstanding the foregoing the CONTRACTOR shall not be obliged to relinquish any part of the Agreement Area corresponding to a Development Area(s) or to the surface area of any geological feature in which a Commercial Oil Well has been established, unless the time provided for establishing a Commercial Discovery has expired pursuant to Article 3 of this Agreement.

5.4 Notice of Relinquishment

At least thirty (30) Days' prior to the date of each relinquishment, the CONTRACTOR shall submit to the MINISTRY a report of its completed Exploration activities on the area proposed to be relinquished and the coordinates of the connecting points of the boundary line of such area.

ARTICLE 6

OPERATIONS AND DEVELOPMENT PERIOD

6.1 Operating Committee

6.1.1 Within thirty (30) Days of a Commercial Discovery, the Exploration Advisory Committee shall be dissolved and an Operating Committee shall be established.

6.1.2 The Operating Committee shall consist of six (6) representatives, three (3) representatives appointed by the MINISTRY and three (3) representatives appointed by the CONTRACTOR. The Chairman of the Operating Committee shall be a representative of the MINISTRY. The Vice-Chairman of the Operating Committee shall be a representative of the CONTRACTOR.

6.1.3 The responsibilities of the Operating Committee are as follows :

٥-٣: المتطلبات اللازمة للتخليات:

يتم تحديد حجم وشكل الأجزاء المتخلي عنها وفقا لهذه المادة (٥) باتفاق الطرفين المشترك ويشترط، ما لم يتم الاتفاق خلاف ذلك، أن تكون جميع المناطق المتخلي عنها على الأقل متاخمة ومتيسر الوصول إليها، ومن الممكن القيام فيها بأعمال الاستكشاف والتنمية اللاحقة. ويعتبر أي جزء من منطقة الاتفاقية قابلا للتخلي عنه بما في ذلك أي جزء مماثل في تركيبة جيولوجية مما قد يحتوي على البترول أو يكون قد تحقق وجوده بعد حفر بئر، وبصرف النظر عما ورد آنفا وبشرط ألا يجبر المقاول على أن يتخلى عن أي جزء من منطقة الاتفاقية يعادل منطقة أو مناطق تنمية أو منطقة سطح لأي تركيبة جيولوجية يوجد فيها بئر نفط تجارية، إلا إذا كان الأجل المحدد لتقرير ثبوت اكتشاف تجاري في مثل هذا الجزء قد انقضى طبقا للمادة (٣) من هذه الاتفاقية .

٥-٤: الإخطار بالتخلي :

يلتزم المقاول قبل ثلاثين (٣٠) يوما على الأقل من تاريخ كل تخلي، أن يقدم تقريرا إلى الوزارة عن أعمال الاستكشاف التي أكملها في المناطق المقترح التخلي عنها وإحداثيات النقاط المتصلة بخط حدود تلك المنطقة.

المادة السادسة

العمليات ومرحلة التنمية

٦-١: لجنة التشغيل :

٦-١-١: خلال ثلاثين (٣٠) يوما تالية لاكتشاف تجاري، يتم حل لجنة الاستكشاف الاستشارية وقيام لجنة التشغيل.

٦-١-٢: سوف تتكون لجنة التشغيل من عدد ستة (٦) ممثلين، ثلاثة (٣) منهم يعينون من قبل الوزارة وثلاثة (٣) ممثلين يعينهم المقاول ويكون رئيس لجنة التشغيل ممثلا للوزارة، ونائب رئيس لجنة التشغيل ممثلا للمقاول.

٦-١-٣: تقوم لجنة التشغيل بالمسئوليات الآتية :

6.1.3.1 Generally review and supervise the implementation of the Development and production operations under this Agreement;	٦-١-٣-١: تراجع بشكل عام وتشرف على تطبيق عمليات التنمية والإنتاج بمقتضى هذه الاتفاقية.
6.1.3.2 Consider and approve the Work Programs and Budgets presented to it by the Operator on behalf of the CONTRACTOR and the Work Program and Budget Subcommittee.	٦-١-٣-٢: تأخذ بالاعتبار وتوافق على برامج العمل والميزانيات المقدمة إليها من قبل المشغل نيابة عن المقاول ومن اللجنة الفرعية الخاصة ببرنامج العمل والميزانية.
6.1.3.3 Receive proposals from the Operating Subcommittees;	٦-١-٣-٣: استلام المقترحات من لجان التشغيل الفرعية.
6.1.3.4 Endorse or suggest changes to the proposals referred to in Article 6.1.3.3 and submit same to the MINISTRY and the Operator on behalf of the CONTRACTOR; and	٦-١-٣-٤: توافق أو تقترح التعديلات للمقترحات المشار إليها في المادة (٦-١-٣- ٣) وتوافي الوزارة والمشغل نيابة عن المقاول بذلك؛ و
6.1.3.5 Assist the MINISTRY and the Operator on behalf of the CONTRACTOR in carrying out their respective duties and obligations under this Agreement.	٦-١-٣-٥: تساعد الوزارة والمشغل نيابة عن المقاول بالقيام بواجباتهما والتزاماتهما المعنية طبقا لهذه الاتفاقية .
6.1.4 The following Operating Subcommittees shall be established contemporaneously with the formation of the Operating Committee :	٦-١-٤: يتم تشكيل لجان التشغيل الفرعية بشكل متزامن مع قيام لجنة التشغيل كما يلي:
6.1.4.1 Work Program and Budget Subcommittee;	٦-١-٤-١: اللجنة الفرعية الخاصة بالبرامج والميزانيات.
6.1.4.2 Technical/Operations Subcommittee;	٦-١-٤-٢: اللجنة الفرعية الفنية / التشغيلية.
6.1.4.3 Contracting and Procurement Subcommittee; and	٦-١-٤-٣: اللجنة الفرعية الخاصة بالتعاقدات والتوريدات؛ و
6.1.4.4 Yemenization and Training Subcommittee.	٦-١-٤-٤: اللجنة الفرعية الخاصة باليمننة والتدريب.
6.1.5 The Operator shall as appropriate form "Project Teams" to which the MINISTRY's employee(s) may be seconded upon approval of the Operating Committee. The secondments shall be effected as contemplated in Article 17.1.4 of this Agreement.	٦-١-٥: يقوم المشغل بتشكيل فرق عمل خاصة بالمشروع التي يمكن إعارة موظفي الوزارة للمشاركة فيها بناء على موافقة لجنة التشغيل. سوف يعامل المعارون على النحو الوارد في المادة (١٧- ١- ٤) من هذه الاتفاقية.
6.1.6 The Operating Committee, Operating Subcommittees and Project Teams shall conduct their business in accordance with the provisions set forth and described in Annex "E", Operating Committee Charter.	٦-١-٦: تمارس لجنة التشغيل ولجان التشغيل الفرعية وفرق عمل المشروع مسئولياتها طبقا للإحكام الواردة والموصوفة في الملحق (هـ) نظام عمل لجنة التشغيل.

6.2 Work Program and Budget

Ninety (90) Days after the date that the Operating Committee comes into existence in accordance with Article 6.1.1 above, the Operator, in consultation with the Work Program and Budget Subcommittee, shall prepare a Work Program and Budget for further Exploration and Development for the remainder of the Financial Year in which the Commercial Discovery of Oil is made, and not later than three (3) Months before the end of the current Financial Year (or such other date as may be agreed upon by the Operating Committee), the Operator, in consultation with the Work Program and Budget Subcommittee, shall prepare an annual "Production Schedule", Work Program and Budget for further Exploration and Development for the succeeding Financial Year. The Operating Committee shall review and give such directions as it deems appropriate with respect to the proposed Work Program and Budget and/or Production Schedule, as the case may be. The CONTRACTOR shall consider changes proposed by the Operating Committee and will make such changes in the proposals as it deems appropriate. Thereafter, the Work Program and Budget and/or Production Schedule, as the case may be, as endorsed or amended, will be presented to the MINISTRY for its final approval. The MINISTRY or its authorized representative(s) shall have fourteen (14) Working Days within which to communicate its final approval of such Work Program and Budget and/or Production Schedule, as the case may be, failing such communication approval shall be deemed to have been given. In the event of no approval the Operating Committee shall meet in an attempt to resolve the issue.

٦-٢: برنامج العمل والميزانية :

بعد تسعين (٩٠) يوم من قيام لجنة التشغيل طبقا للمادة (٦-١-١) أعلاه يقوم المشغل وبالتشاور مع اللجنة الفرعية الخاصة ببرنامج العمل والميزانية بإعداد برنامج عمل وميزانية لإجراء مزيد من عمليات الاستكشاف والتنمية للجزء المتبقي من السنة المالية التي يتحقق فيه الاكتشاف التجاري للنفط في مدة لا تتجاوز الثلاثة (٣) أشهر قبل نهاية السنة المالية (أو في اي موعد أخر يتفق عليه في لجنة التشغيل) كما يقوم المشغل وبالتشاور مع اللجنة الفرعية الخاصة ببرنامج العمل والميزانية بإعداد برنامج الإنتاج السنوي وبرنامج العمل وميزانية الاستكشاف والتنمية للسنة المالية اللاحقة. وتقوم لجنة التشغيل بالمراجعة وإعطاء توجيهاتها بالطريقة التي تراها مناسبة فيما يتعلق ببرنامج العمل والميزانية المقترح و/أو جدول الإنتاج وبرنامج العمل والميزانية، بحسب الحالة. ويجب على المقاول أن يراعي التعديلات المقترحة من لجنة التشغيل ويجري تلك التعديلات في المقترحات بالشكل الذي يراه مناسبا. وبعد ذلك فإن برنامج العمل والميزانية، و/ أو جدول الإنتاج، وبرنامج العمل والميزانية، بحسب الحالة، كما هو موافق عليه أو معدل سوف يتم تقديمه إلى الوزارة للحصول على موافقتها النهائية عليه. وعلى الوزارة أو ممثلها / ممثليها المفوضين القيام خلال أربعة عشر (١٤) يوم عمل - الإبلاغ بموافقتها النهائية على برنامج العمل والميزانية و/ أو جدول الإنتاج أو أي منهما بحسب الحالة. وفي حالة عدم الإبلاغ بالموافقة خلال تلك الفترة فإن ذلك سيعتبر بأن تلك الموافقة قد منحت. وفي حالة عدم الموافقة ستجتمع لجنة التشغيل لمحاولة منها لحل في الموضوع.

6.3 The CONTRACTOR shall advance all necessary funds for all materials, equipment, supplies, personnel administration and operations pursuant to the Work Program and Budget and MOM, shall not be responsible to bear or repay any of the aforesaid costs. The Operator, on behalf of the CONTRACTOR, subject to Annex "E", shall be responsible for the preparation and performance of the Work Program and Budget which shall be implemented in a workmanlike manner and in accordance with good Petroleum Industry practices. With the involvement of the Contracting and Procurement Subcommittee as set forth in Annex "E," the Operator shall provide written notice to the MINISTRY or its authorized representative(s) for any service contract (not including individual labour contracts) award in excess of fifty thousand United States Dollars (U.S.$50,000), where such award is to be made on the basis of a sole source or to be made to a bidder other than the lowest bidder.

٦-٣: سوف يقوم المقاول بتقديم كل المبالغ اللازمة لكل المواد والتجهيزات والمؤن وإدارة الموظفين، والعمليات طبقا لبرنامج العمل والميزانية ولن تكن الوزارة مسئولة عن تحمل أو تسديد أيا من المبالغ المشار إليها أعلاه. ومع مراعاة الملحق (هـ) سيكون المشغل، نيابة عن المقاول مسئولا عن إعداد وتنفيذ برنامج العمل والميزانية الذي يجب القيام به بكفاءة مهنية وطبقا لممارسات الصناعة البترولية السليمة. سيكون على المشغل، وبمشاركة اللجنة الفرعية الخاصة بالتعاقدات والتوريدات على النحو الوارد في الملحق (هـ)، أن يخطر المشغل الوزارة أو ممثلها أو ممثليها المفوضين من قبلها كتابيا عن إرساء أي عقد خدمة (لا يشمل عقود العمل الفردية) الذي يزيد قيمتها على خمسين ألف (٥٠,٠٠٠) دولار من دولارات الولايات المتحدة الأمريكية، عندما يكون ذلك الإرساء مبنيا على أساس المصدر الوحيد أو يكون رسوه على مناقص غير الأقل عرضا.

9.2.5 Production Bonus

The CONTRACTOR shall pay to the MINISTRY the following production bonuses. The rates of production specified below shall not include production from any sole risk projects of the MINISTRY except if the CONTRACTOR exercises its option to share in such sole risk production, and only from the initial date of sharing.

(a) **One Million United States Dollars (U.S.$1,000,000)** within Thirty (30) Days after the first lifting of crude oil.

(b) **One million and half United States Dollars (U.S.$1,500,000) within thirty** (30) Days after the first date when the total average daily production of Crude Oil produced and saved from the Agreement Area, and not used in Petroleum Operations, has been sustained at the rate of Twenty five thousand (25,000) Barrels per Day for a period of thirty (30) consecutive Days.

(c) **Two million United States Dollars (U.S.$2,000,000)** within thirty (30) Days after the first date when the total average daily production of Crude Oil produced and saved from the Agreement Area, and not used in Petroleum Operations, has been sustained at the rate of fifty thousand (50,000) Barrels per Day for a period of thirty (30) consecutive Days.

(d) **Three million United States Dollars (U.S.$3,000,000)** within thirty (30) Days after the first date when the total average daily production of Crude Oil produced and saved from the Agreement Area, and not used in Petroleum Operations, has been sustained at the rate of Seventy five thousand (75,000) Barrels per Day for a period of thirty (30) consecutive Days.

(e) **Four million United States Dollars (U.S.$4,000,000)** within thirty (30) Days after the first date when the total average daily production of Crude Oil produced and saved from the

٩-٢-٥: منحة الإنتاج :

يدفع المقاول للوزارة منح الإنتاج الواردة هنا. معدلات الإنتاج المحددة أدناه لا تشمل الإنتاج من أي مشاريع للمخاطرة المنفردة التي تخص الوزارة، عدا إذا مارس المقاول خياره في المشاركة في إنتاج تلك المخاطرة المنفردة وفقط من التاريخ الأولي للمشاركة:

أ - واحد مليون (١,٠٠٠,٠٠٠) دولارا من دولارات الولايات المتحدة الأمريكية وذلك خلال ثلاثين (٣٠) يوما من أول تحميل للنفط الخام.

ب - واحد مليون ونصف (١,٥٠٠,٠٠٠) دولار من دولارات الولايات المتحدة الأمريكية خلال ثلاثين (٣٠) يوما بعد أول تاريخ لثبوت المتوسط الإجمالي للإنتاج اليومي للنفط الخام المنتج والمحتفظ به من منطقة الاتفاقية والغير مستخدم في العمليات البترولية عند معدل خمسة وعشرين ألف (٢٥,٠٠٠) برميل باليوم لمدة ثلاثين (٣٠) يوما متتالية .

ج - اثنين مليون (٢,٠٠٠,٠٠٠) دولار من دولارات الولايات المتحدة الأمريكية خلال ثلاثين (٣٠) يوما بعد أول تاريخ لثبوت إجمالي متوسط الإنتاج اليومي للنفط الخام المنتج والمحتفظ به من منطقة الاتفاقية والغير مستخدم في العمليات البترولية عند معدل خمسين ألف (٥٠,٠٠٠) برميل في اليوم لفترة ثلاثين (٣٠) يوما متتالية.

د - ثلاثة مليون (٣,٠٠٠,٠٠٠) دولار من دولارات الولايات المتحدة الأمريكية خلال ثلاثين (٣٠) يوما بعد أول تاريخ لثبوت إجمالي متوسط الإنتاج اليومي للنفط الخام المنتج والمحتفظ به من منطقة الاتفاقية والغير مستخدم في العمليات البترولية، عند معدل خمسة وسبعين ألف (٧٥,٠٠٠) برميل في اليوم لفترة ثلاثين (٣٠) يوما متتالية.

هـ - أربعة مليون (٤,٠٠٠,٠٠٠) دولار من دولارات الولايات المتحدة الأمريكية خلال ثلاثين (٣٠) يوما بعد أول تاريخ لثبوت إجمالي متوسط

Agreement Area, and not used in Petroleum Operations, has been sustained at the rate of one hundred thousand (100,000) Barrels per Day for a period of thirty (30) consecutive Days.

الإنتـاج اليومـي للنفـط الخـام المنتـج والمحتفـظ بـه مـن منطقـة الاتفاقية والغير مستخدم في العمليات البترولية، عند معدل مائة ألف (١٠٠,٠٠٠) برميل في اليوم لفترة ثلاثين يوما (٣٠) يوماً متتالية.

(f) **Six million United States Dollars (U.S.$6,000,000)** within thirty (30) Days after the first date when the total average daily production of Crude Oil produced and saved from the Agreement Area, and not used in Petroleum Operations, has been sustained at the rate of one hundred fifty thousand (150,000) Barrels per Day for a period of thirty (30) consecutive Days.

و - **سـتة مليـون (٦,٠٠٠,٠٠٠) دولار من دولارات الولايات المتحدة الأمريكية خلال ثلاثين (٣٠) يوما بعد أول تاريخ لثبوت إجمالي متوسط الإنتاج اليومي للنفط الخام المنتج والمحتفظ به من منطقة الاتفاقية والغير مستخدم في العمليات البترولية، عند معدل مائة وخمسين ألف (١٥٠,٠٠٠) برميل في اليوم لفترة ثلاثين يوما (٣٠) يوما متتالية.**

Each of the production bonuses are to be paid ones only.

كل منحة إنتاج سيتم دفعها مرة واحدة فقط.

9.3 All taxes and bonuses referred to above in this Article 9 are not recoverable from the Cost Oil under Article 7 of this Agreement.

٩-٣: كل الضرائب والمنح المشار إليها في المادة (٩) أعلاه غير قابلة للاسترداد من نفط الكلفة المنصوص عليه في المادة (٧) من هذه الاتفاقية.

ARTICLE 10
OFFICE AND SERVICE OF NOTICE

المادة العاشرة
المكتب وتبليغ الإخطارات

During the period of this Agreement, the CONTRACTOR shall maintain an office in the ROY starting within thirty (30) Days after the Effective Date of this Agreement.

يتعين على المقاول يتخذ له مكتبا في الجمهورية اليمنية خلال فترة هذه الاتفاقية ويبدأ بفتح هذا المكتب خلال ثلاثين (٣٠) يوما من تاريخ نفاذ هذه الاتفاقية .

All matters and notices shall be deemed to be validly served on the CONTRACTOR if in writing and delivered to the office of the CONTRACTOR'S General Manager against receipt or which are sent to him by registered mail, telefax or telex.

جميع الأمور والإخطارات تعتبر مسلمة تسليما صحيحا للمقاول إذا سلمت في مكتب المدير العام للمقاول بسند استلام أو ارسلت إليه بالبريد المسجل أو التلكس أو التليفاكس.

All matters and notices shall be deemed to be validly served on the MINISTRY if in writing and delivered to the MINISTER'S office in Sana'a during regular office hours or which are sent to it by registered mail, telefax or telex.

وكافة الأمور والاخطارات تعتبر مسلمة تسليما صحيحا للوزارة إذا سلمت إلى مكتب الوزير بصنعاء خلال ساعات الدوام الرسمي بسند استلام أو ارسلت إليه بالبريد المسجل أو التلكس أو التليفاكس.

Any changes in the address of the CONTRACTOR's office or in the individual empowered as General Manager shall be notified to the MINISTRY at least ten (10) Days prior to the changing date.

أية تغييرات في عنوان مكتب المقاول أو أي تغييرات يجريها المقاول لشخص مديره العام المفوض سوف تبلغ بها الوزارة خلال عشرة (١٠) أيام على الأقل قبل تاريخ التغيير.

11.6 In the course of performing the Petroleum Operations, the CONTRACTOR and its contractors and subcontractors shall be subject to the laws, decrees, other rules and regulations with respect to environmental protection and safety and shall conduct its operations in accordance with accepted Petroleum Industry practices.

ARTICLE 12
CUSTOMS EXEMPTIONS AND EXCHANGE CONTROL

12.1 The MINISTRY, the CONTRACTOR, its contractors and their subcontractors shall be permitted to import from abroad, and shall be exempt from all Customs Duties and related taxes with respect to the importation of machinery, equipment, vehicles, materials, supplies, consumables, and moveable properties, to be used solely in the carrying out of Petroleum Operations, under this Agreement.

Foodstuffs may also be imported, provided their Customs Duties are fully paid.

12.2 The exemption stated in Article 12.1 does not apply to any imports of materials if these or comparable materials are manufactured in the ROY and may be purchased locally at a rate which does not exceed ten percent (10%) of the cost of the imported goods prior to the addition of the Customs Duties, but after adding the cost of transport and insurance.

12.3 The CONTRACTOR, its contractors and Their subcontractors shall have the right to export free of Customs Duties and related taxes any material, equipment and goods which are imported to ROY for the purpose of the Petroleum Operations irrespective of whether they were exempt or not from Customs Duties and related taxes according to this Agreement, provided the CONTRACTOR notifies the MINISTRY of such exportation.

12.4 There shall be no license required, and the CONTRACTOR and the MINISTRY and their respective customers shall be exempt from any duty, tax, fee or any other financial impost in respect of the export of Crude Oil under this Agreement. Subject to any obligation under this Agreement to sell Petroleum to the STATE, the CONTRACTOR shall have the right to freely (except for those fees and charges which are normally paid to the GOVERNMENT agencies for actual services rendered by the GOVERNMENT agencies) export and sell the Cost Oil and its share of Production Sharing Oil.

١١-٦: يلتزم المقاول ومقاوليه ومقاوليهم من الباطن المعنيين أثناء تنفيذ العمليات البترولية بالقوانين والقرارات والقواعد واللوائح الأخرى المتعلقة بحماية البيئة والسلامة والقيام بالعمليات طبقاً للممارسات المقبولة في الصناعات البترولية.

المادة الثانية عشر
الإعفاءات الجمركية والرقابة على النقد

١٢-١: يسمح للوزارة والمقاول ومقاوليه ومقاوليهم من الباطن بالاستيراد من الخارج ويعفون من الرسوم الجمركية والضرائب الخاصة بها المتعلقة باستيراد الآلات، والمعدات، والسيارات، والمواد، والإمدادات، والممتلكات المنقولة لاستخدامها فقط للقيام بالعمليات البترولية بمقتضى هذه الاتفاقية.

ويمكن استيراد المواد الغذائية بشرط دفع الرسوم الجمركية عنها بالكامل.

١٢-٢: لا يسري الإعفاء المنصوص عليه في الفقرة (١٢-١) من هذه المادة على أي من المستوردات من المواد إذا كانت نفس هذه المواد أو المواد المشابهة لها تصنع في الجمهورية اليمنية ويمكن شراءها محليا بمعدل لا يزيد عن عشرة (١٠%) بالمائة من كلفة البضائع المستوردة قبل إضافة الرسوم الجمركية ولكن بعد إضافة تكاليف النقل والتأمين.

١٢-٣: يجوز للمقاول ومقاوليه ومقاوليهم من الباطن إعادة التصدير بدون دفع الرسوم الجمركية وما في حكمها من ضرائب لية مواد أو معدات أو بضائع استوردت إلى الجمهورية اليمنية لأغراض العمليات البترولية سواء كانت قد أعفيت أو لم تعف من الرسوم الجمركية أو الضرائب الخاصة بها طبقا لهذه الاتفاقية شريطة أن يقوم المقاول بإشعار الوزارة عن ذلك التصدير.

١٢-٤: لن تكون هناك أي تراخيص مطلوبة، ويعفى المقاول والوزارة والزبائن المتعاملين معه من أي رسوم جمركية أو ضريبة، أو رسوم، أو أي فرائض مالية أخرى متعلقة بتصدير النفط الخام بموجب هذه الاتفاقية. مع مراعاة أي التزام لبيع البترول للدولة بموجب هذه الاتفاقية، فإن للمقاول الحق في التصدير الحر (باستثناء تلك الرسوم والتكاليف التي تدفع عادة للجهات الحكومية مقابل خدمات فعلية تقوم بها تلك الجهات لغرض تصدير وبيع الكلفة وحصته من نفط المشاركة في الإنتاج).

12.5 The CONTRACTOR, its contractors and their subcontractors shall have the right after receiving approval from the MINISTRY to sell any materials or equipment or goods which were damaged or used, and thereby became non-serviceable, and which the CONTRACTOR or its contractors and their subcontractors respectively classify as scrap or junk, in the ROY without paying Customs Duties and related taxes.

12.6 New materials, equipment and goods, or used but serviceable materials, equipment and goods, that are surplus to the Petroleum Operations under this Agreement may be sold outside the ROY after the MINISTRY's approval following exportation or may be sold within the ROY provided that for any sale in the ROY the purchaser shall pay the applicable Customs Duties, taxes or imposts, if any, except if sold to the MINISTRY or one of its Dependent Units or, with the MINISTRY's approval to other companies enjoying substantially the same customs exemption as the CONTRACTOR.

12.7 In the event of such sale under Article 12.5 or Article 12.6 above, the proceeds from such sales shall be divided in the following manner:

The CONTRACTOR shall be entitled to reimbursement of its unrecovered costs, if any, in such material or equipment, and the excess, if any, shall be paid to the MINISTRY. The CONTRACTOR's unrecovered costs shall be reduced by the amount of such reimbursement paid to the CONTRACTOR.

12.8 For the purpose of implementing this Article 12, the Customs Duties include all the imposts and taxes (except those fees and charges which are normally paid to the GOVERNMENT agencies for actual services rendered by the GOVERNMENT agencies) levied for importing (or exporting, if applicable) the said materials, equipment and goods.

12 The CONTRACTOR, its contractors and their subcontractors are exempt from the need to obtain import and export permits for materials, equipment, machinery, and goods required for their activities, and they will be exempt from paying concession royalties to Yemeni corporations or companies.

12.9.1 Every foreign employee of the CONTRACTOR or its Affiliated Companies or its contractors and subcontractors are permitted to import from abroad, exempt from Customs Duties, a reasonable quantity

١٢-٥: يحق للمقاول ومقاوليه ومقاوليهم من الباطن بعد حصولهم على موافقة الوزارة بيع أية مواد أو معدات أو بضائع في الجمهورية اليمنية التي تكون قد تلفت أو استعملت وأصبحت غير صالحة للاستعمال وصنفها المقاول أو مقاوليه أو مقاوليهم من الباطن بأنها خردة أو نفاية دون دفع الرسوم الجمركية والضرائب الخاصة بها.

١٢-٦: يمكن بيع المواد الجديدة والمعدات والبضائع، أو تلك المواد المستعملة ولكنها لا تزال صالحة للاستعمال والمعدات والبضائع الفائضة عن حاجة العمليات البترولية بموجب هذه الاتفاقية بيعها بموافقة الوزارة خارج الجمهورية اليمنية بعد تصديرها أو يمكن بيعها في داخل الجمهورية اليمنية شريطة أن يسدد المشتري في الجمهورية اليمنية الرسوم الجمركية، والضرائب التابعة أو أية فرائض أن وجدت، عدا عند بيعها للوزارة أو لإحدى وحداتها التابعة أو لشركة أخرى تتمتع بنفس الإعفاءات الجمركية التي تتمتع بها بصفتها مقاولا وذلك بعد موافقة الوزارة على ذلك.

١٢-٧: في حالة وقوع أي بيع بناء على المادة (١٢-٥) أو المادة (١٢-٦) أعلاه فإن عائدات تلك المبيعات ستقسم على النحو التالي:

سيكون للمقاول الحق في تعويض تكاليفه الغير مستردة، أن وجدت، من تلك المواد أو المعدات والفائض، أن وجد، يدفع للوزارة. وستخفض التكاليف الغير مستردة للمقاول بما يعادل مبلغ ذلك التعويض المدفوع للمقاول.

١٢-٨: تشمل الرسوم الجمركية لإغراض تطبيق هذه المادة جميع الفرائض والضرائب (عدا تلك الرسوم والتكاليف التي تدفع عادة للجهات الحكومية مقابل الخدمات التي تقوم بها تلك الجهات فعلا) والتي يتم جبايتها بسبب استيراد (أو إعادة التصدير إذا كان ساريا) تلك المواد والمعدات والبضائع.

١٢-٩: يعفى المقاول ومقاوليه ومقاوليهم من الباطن من ضرورة حصولهم على تراخيص الاستيراد والتصدير للمواد والمعدات والآلات والبضائع اللازمة لأنشطتهم، كما أنهم سيعفون من دفع إتاوات حقوق الامتياز للمؤسسات أو الشركات اليمنية.

١٢-٩-١: يسمح لكل موظف من موظفي المقاول الأجانب وشركاته التابعة أو مقاوليه أو مقاوليهم من الباطن الاستيراد من الخارج، ويعفون من الرسوم الجمركية لكميات معقولة من الأثاث المنزلي والحاجيات الشخصية وسيارة واحدة

ARTICLE 11
CONSERVATION, PREVENTION OF LOSS AND ENVIRONMENTAL SAFETY

11. The CONTRACTOR shall take all proper measures, according to generally accepted methods in the Petroleum Industry to prevent loss or waste of Petroleum above or under the ground in any form during drilling, producing, gathering, transporting, distributing and storage operations.

The test Crude Oil produced from any well(s) in the Agreement Area is the property and the responsibility of the MINISTRY who will dispose of it freely and separately.

The MINISTRY has the right to prevent any operation on any well that it might reasonably expect would result in loss or damage of the well or the Oil or Gas field.

11.2 Upon completion of the drilling of a productive well, the CONTRACTOR shall inform the MINISTRY or its representative(s) of the time when the well will be tested and of the production rate ascertained.

11. Except in instances where multiple producing reservoirs (not in pressure communication with each other) in the same well can only produce economically through a single tubing string, Petroleum shall not be produced from multiple Oil bearing zones through one string of tubing at the same time, except with the prior approval of the MINISTRY or its representative(s).

11. The CONTRACTOR shall record data regarding the quantities of Petroleum and water produced monthly from each Development Area. Such data shall be sent to the MINISTRY or its representative(s) on the special forms provided for that purpose. A report to that effect must be submitted daily. Daily or weekly statistics regarding the production from the Development Area shall be available at all reasonable times for examination by authorized representatives of the MINISTRY.

11. Daily drilling records and the graphic well logs must show the quantity and type of cement and the amount of any other materials used in the well for the purpose of protecting Petroleum, Gas bearing or fresh water strata.

Any fundamental mechanical operation on a well after its completion, must be approved by representative(s) of the MINISTRY.

المادة الحاديه عشر
المحافظة على البترول ودرء الخسارة وسلامة البيئة

١١-١: علـى المقـاول أن يتخـذ كافـة الإجـراءات اللازمـة وفقـا للوسـائل المقبولـة بصفـة عامـة والمتبعـة فـي الصناعـة البترولية لمنـع فقـد البـترول أو ضياعـه فـوق أو تحـت سـطح الأرض بـأي شـكل أثنـاء عمليـات الحفـر أو الإنتـاج أو النقـل أو التجميع أو التوزيع أو التخزين.

كميـات النفـط الخـام المنتجـة بـهدف اختبـار الآبـار فـي منطقـة الاتفاقيـة تكـون ملكـا للـوزارة وتحت مسئوليتها والتي لها حق التصرف فيها على النحو الذي تراه.

وللوزارة الحق في أن تمنع أية عملية على أية بئر إذا توقعت بناء على أساس معقول، أن هذه العملية سوف تؤدي إلى خسارة أو تلف للبئر أو حقل النفط الخام أو الغاز.

١١-٢: عنـد اسـتكمال حفـر بـئر منتجـة يقـوم المقـاول بإخطـار الـوزارة أو ممثلـها (ممثليـها) عـن موعـد اختبار البئر ومعدل الإنتـاج المحقـق وكـذا نتـائج ذلـك الاختبار.

١١-٣: باسـتثناء الحـالات التـي لا يمكـن فيـها اقتصاديـا الإنتـاج مـن مكـامن منتجـة متعـددة "التي لا يكون الضغط متصلا بينها" فـي ذات البـئر إلا باستعمال عمود واحد من المواسير فإنه لا يجوز إنتاج البترول من طبقات متعددة حاملة للبـترول باستعمال عمـود واحد من المواسير في وقـت واحد إلا بعد الحصول على موافقة مسبقة من الوزارة أو ممثلها (ممثليها).

١١-٤: علـى المقـاول أن يسـجل البيانـات الخاصـة بكميـات البترول والمياه التي تنتج شهريا من كل منطقة تنمية. وترسـل هـذه البيانـات، المعـدة علـى الاسـتمارات الخاصـة بـهذا الغـرض إلـى الـوزارة أو ممثلـها (ممثليـها). ويتـم تسـليمه تقريـر يوميـا بذلـك. وبالنسبة للإحصائيات اليومية والأسبوعية الخاصة بالإنتـاج من منطقة التنمية، يحق لممثلي الوزارة المفوضين فحصـها ومراجعتها والتأكد من صحتها في جميع الأوقات المناسبة.

١١- ٥: يتعيـن أن تكـون البيانـات المسـجلة يوميـا عـن الحفـر والرسـومات البيانيـة ومجسـات الآبـار دالـة علـى كمية ونوع الأسمنت وعلى كمية أية مـواد أخرى مستعملة في البئر لحماية الطبقات البترولية أو الحاملة للغاز أو المياه العذبة.

وأي عملية أساسية في ظروف التشغيل الميكانيكية للبئر بعد إكمالها يجب أن تكون خاضعة لموافقة ممثلي (ممثليها) الوزارة.

of household goods, personal belongings, and a car to be used only for his personal and family use. Whatever an employee imports may not be sold in the ROY except and after Customs Duties and related taxes are properly paid, unless sold to another foreign employee of the CONTRACTOR.

12.9.2 In order to implement Article 12.9.1 above, Customs Duties shall have the meaning stated in Articles 12.4 and 12.8 of this Agreement.

2.1 The CONTRACTOR, its contractors and their subcontractors shall be exempt from foreign exchange controls in the ROY, with respect to their activities under this Agreement.

12.10.1 The CONTRACTOR, its non-ROY contractors and their subcontractors shall supply all funds necessary for their operations in the ROY under this Agreement in freely convertible currency from abroad. The CONTRACTOR, its non-ROY contractors and their subcontractors shall have the right to buy Yemeni currency whenever required, and the conversion shall be made at Yemeni banks according to the official ROY rate of exchange at the best rate officially prevailing in the ROY, which rate shall be at least as favorable as the rate available to any other international petroleum company conducting similar activity in YEMEN. The CONTRACTOR, its non-ROY contractors and their subcontractors shall have the right to make payments directly abroad in foreign currencies for goods and services obtained abroad for their operations in the ROY under this Agreement and to make such payments in accordance with the provisions of this Agreement without having first to transfer to the ROY the funds for such payments. The CONTRACTOR shall have the right to maintain abroad one (1) or more convertible currency accounts in international credit institutions of its selection. The CONTRACTOR shall have right to pay abroad principal and interest on borrowings to finance any of its Petroleum Operations without having first to transfer to the ROY the funds for such payments.

12.10.2 The CONTRACTOR shall have the right to hold United States Dollars and other freely convertible currency in a bank account in the ROY if a bank account of that kind is made

ويشترط أن يكون استيراد هذه الأشياء للاستعمال الشخصي للموظف وأسرته، كما يراعي أيضاً أن ما يستورده الموظف من ذلك لا يجوز بيعة في اليمن إلا بعد تسديد الرسوم الجمركية وما في حكمها من ضرائب، عدا في حالة بيعها لموظف أجنبي أخر تابع للمقاول.

١٢-٩-٢: لإغراض تطبيق الفقرة (١٢-٩-١) أعلاه من هذه المادة يسرى مفهوم الرسوم الجمركية الواردة في المادتين (١٢-٤) و (١٢-٨) من هذه الاتفاقية سريانا مقابلاً.

١٠-١: يعفي المقاول ومقاوليه ومقاوليهم من الباطن من أحكام الرقابة على النقد في (ج.ي) لإغراض ممارسة أنشطتهم وفقا لهذه الاتفاقية.

١٢-١٠-١: يمول المقاول ومقاوليه ومقاوليهم من الباطن الغير يمنيين جميع المبالغ المالية اللازمة لعملياتهم في الجمهورية اليمنية وفقا لهذه الاتفاقية بعملة حرة قابلة للتحويل من الخارج. ويحق للمقاول ومقاوليه من الباطن غير اليمنيين شراء العملة كلما تطلب ذلك ويتم التحويل في البنوك اليمنية حسب سعر الصرف الرسمي للجمهورية اليمنية وبأفضل سعر رسمي سائد في الجمهورية اليمنية والذي لن يقل عن السعر الممنوح لأي شركة بترول عالمية تقوم بنفس النشاط باليمن.ويحق للمقاول ومقاليه من الباطن غير اليمنيين أن يدفعوا مباشرة في الخارج وبعملات أجنبية مقابل الخدمات والبضائع التي يحصلون عليها في الخارج لعملياتهم في الجمهورية اليمنية وفقاً لهذه الاتفاقية وتسديد تلك المدفوعات وفقاً لأحكام هذه الاتفاقية دون أن يكونوا ملزمين بتحويل مبالغ تلك المدفوعات أولا إلى الجمهورية اليمنية. يحق للمقاول وباختياره أن يحتفظ في الخارج بحساب واحد أو أكثر بعملات قابلة للتحويل لدى مؤسسات الائتمان الدولية حسب لختياره. كما يحق للمقاول أن يسدد أساس القروض وفائدة الإقراض لتمويل أي من عملياته البترولية دون أن يكون ملزماً أولا بتحويل مبالغ تلك المدفوعات إلى الجمهورية اليمنية.

١٢-١٠-٢: يحق للمقاول أن يحتفظ في حساب بنكي في الجمهورية اليمنية بدولارات الولايات المتحدة الأمريكية أو لية عملة حرة قابلة للتحويل إذا كان ذلك النوع من الحساب البنكي ممنوحا لأية شركة بترول عالمية لأي غرض.

available to any international petroleum company for any purpose.

12.10.3 Subject to Article 17.1.1 below and Article 9.1.1(b) of this Agreement, the CONTRACTOR shall have the right to pay its expatriate employees working in YEMEN in foreign currencies outside of YEMEN. Such employees shall only be required to bring into YEMEN such foreign exchange as required to meet their personal living and other expenses in YEMEN.

١٢-١٠-٣: مع مراعاة المادة (١٧-١-١) أدناه والمادة (٩-١-١-ب) من هذه الاتفاقية يحق للمقاول أن يدفع بالعملات الأجنبية في الخارج للموظفين الأجانب العاملين في اليمن، وسيكون هؤلاء الموظفين ملزمين فقط باصطحاب العملة الأجنبية القابلة للتحويل اللازمة لتغطية مصاريف المعيشة والنفقات الشخصية الأخرى اللازمة في اليمن.

12.10.4 The CONTRACTOR shall have the right to receive and retain abroad and freely use all funds received by it abroad, including, without limitation, any sales proceeds from an authorized assignment of its interests in this Agreement, the proceeds from the sales of its share of Crude Oil exported, and proceeds received by the CONTRACTOR from any sale of equipment, materials and goods permitted as described in Article 12.7.

١٢-١٠-٤: يحق للمقاول استلام والاحتفاظ في الخارج والاستخدام بحرية المبالغ المستلمة من قبله في الخارج، بما في ذلك وبدون تحديد أية عائدات بيع لأي تنازل مسموح به عن مصالحة في هذه الاتفاقية، وعائدات بيع حصته من النفط الخام المصدر، وكذا عائدات استلام المقاول من أية مبيعات للمعدات والمواد والبضائع المسموح بها كما هو مبين في المادة (١٢-٧).

2.10.5 The MINISTRY or the GOVERNMENT, or their designated purchasers in the ROY, shall pay the CONTRACTOR abroad in United States Dollars for any Crude Oil purchased from the CONTRACTOR, including Crude Oil that is requisitioned by the GOVERNMENT pursuant to Article 19 below. The term "abroad", as used in this Agreement, means outside the ROY.

١٢-١٠-٥: ستدفع الوزارة أو الحكومة أو المشترون المعينون من قبلهما في الجمهورية اليمنية للمقاول بدولارات الولايات المتحدة الأمريكية في الخارج لأي نفط خام مشترى من المقاول، بما في ذلك النفط الخام المستولى عليه من قبل الحكومة وفقا للمادة (١٩) أدناه. أن مصطلح كلمة "في الخارج" كما هو مستخدم في هذه الاتفاقية، يعني خارج الجمهورية اليمنية.

2.11 The CONTRACTOR, its contractors and Their subcontractors shall pay Yemeni contractors and suppliers of materials manufactured in the ROY, as well as importers of equipment, machines, and consumable goods, in Yemeni currency, which may be obtained according to provision of Article 12.10.1 of this Agreement except in a case where the payment should be paid by foreign currency for the need of services and procurement.

١٢- ١١: يدفع المقاول ومقاوليه ومقاوليهم من الباطن للمقاولين اليمنيين والممونين للمواد المصنعة في الجمهورية اليمنية بالعملة اليمنية وكذلك المستوردين للمعدات والآلات والسلع القابلة للاستهلاك والتي يتم الحصول عليها طبقا لأحكام المادة (١٢-١٠-١) من هذه الاتفاقية باستثناء الحالة التي بموجبها يكون الدفع بالعملة الأجنبية للحاجة إلى الخدمات والتوريدات.

2.12 The CONTRACTOR, its foreign contractors and subcontractors, as well as their resident foreign staff, shall have access to the duty free shops in the ROY.

١٢-١٢: يسمح للمقاول ومقاوليه الأجانب ومقاوليه من الباطن وموظفيهم الأجانب المقيمين بالشراء من الأسواق الحرة في الجمهورية اليمنية.

ARTICLE 13
ACCOUNTING BOOKS; ACCOUNTING AND PAYMENTS

المادة الثالثة عشرة
دفاتر الحسابات - المحاسبة والمدفوعات

13.1 The CONTRACTOR shall maintain at its business offices in the ROY books of account, in accordance with the Accounting Procedures in Annex "F" of this Agreement and according to the accepted accounting practices generally used in the Petroleum Industry. The CONTRACTOR must keep such other books and records as may be necessary to show the work performance under this Agreement, including the amounts and value of all Petroleum produced and saved. The CONTRACTOR shall keep its books of account and accounting records in United States Dollars, which shall be the controlling currency of this Agreement for cost recovery, taxes and other purposes, and in Yemeni currency for information. The CONTRACTOR shall furnish to the MINISTRY or its representative(s) monthly returns showing the amount of Petroleum produced and saved. Such returns shall be prepared in the form required by the MINISTRY or its representative(s) and shall be signed by the General Manager or by the Deputy General Manager or by a duly designated deputy, and delivered to the MINISTRY or its representative(s) within thirty (30) Days after the end of the Month that covers the return.

١٣-١: يقوم المقاول بمسك دفاتر حسابات في مكتب عمله في (ج.ي) وذلك وفقا للإجراءات المحاسبية المبينة في الملحق "و" من هذه الاتفاقية، ووفقا للممارسات المحاسبية المقبولة والمعمول بها بصفة عامة في الصناعات البترولية. ويجب أن يمسك الدفاتر والقيودات الأخرى اللازمة لتوضيح ما ينفذ من أعمال بمقتضى هذه الاتفاقية، بما في ذلك كمية وقيمة كل البترول المنتج والمحتفظ به. ويمسك المقاول دفاتر وقيودات حساباته مقيدا فيها الحساب بدولارات الولايات المتحدة الأمريكية، وهي العملة التي يستند إليها في هذه الاتفاقية لإغراض استرداد التكاليف والضرائب وغيرها من الأغراض، وكذا بالعملة اليمنية للإحاطة ويقدم المقاول للوزارة أو لممثلها (ممثليها) بيان الإيرادات الشهرية الذي يبين كمية البترول المنتج والمحتفظ به. وتعد هذه العائدات بالشكل الذي تطلبه الوزارة أو ممثلها (ممثليها) ويوقع عليها المدير العام أو نائب المدير العام أو أي مندوب آخر مفوض في ذلك، وتسلم إلى الوزارة أو ممثلها (ممثليها) خلال ثلاثين (٣٠) يوما من نهاية الشهر الذي تغطية بيان العائدات تلك.

13.2 The aforesaid books of account and other books and records referred to in Article 13.1, shall be available at all reasonable times for inspection by duly authorized representatives of the MINISTRY.

١٣-٢: دفاتر الحسابات المذكورة آنفا وغيرها من الدفاتر والقيودات المشار إليها في المادة (١٣-١) يجب أن تكون جاهزة في جميع الأوقات المناسبة للتفتيش عليها من قبل ممثلي الوزارة المفوضين بذلك.

ARTICLE 14
RECORDS, REPORTS AND INSPECTION

المادة الرابعة عشرة
القيودات، التقارير والتفتيش

14.1 The CONTRACTOR shall accurately prepare and keep at all times, while this Agreement is in force, the current records of the Petroleum Operations in the Agreement Area, according to this Agreement.

١٤-١: يعد ويحتفظ المقاول بصفة مستمرة طوال مدة سريان هذه الاتفاقية وبشكل دقيق بالقيودات الجارية الخاصة بعملياته البترولية في منطقة الاتفاقية بموجب هذه الاتفاقية.

14.2 The CONTRACTOR shall furnish the MINISTRY or its representative(s), in conformity with applicable regulations or as the MINISTRY or its representative(s) may reasonably require, information and data concerning its Petroleum

١٤-٢: يعطي المقاول إلى الوزارة أو ممثلها (ممثليها) وفقا للأنظمة السارية أو على النحو الذي تطلبه الوزارة أو ممثلها (ممثليها) في الحدود المعقولة، المعلومات والبيانات الخاصة بعملياتها البترولية

Operations under this Agreement. The CONTRACTOR will perform the functions indicated in this Article 14.2 in accordance with its role as specified in this Agreement.

الجارية بمقتضى هذه الاتفاقية. ويقوم المقاول بالقيام بوظائفها المشار إليها في هذه المادة (١٤- ٢) وفقا لدورها الموكل إليها والمحدد في هذه الاتفاقية.

14.3 The CONTRACTOR shall save and keep for a reasonable period of time a representative portion of each sample of cores and cuttings taken from drilling wells, to be disposed of, or forwarded to the MINISTRY or its representative(s) in the manner directed by the MINISTRY. All such samples obtained by the CONTRACTOR for the Petroleum Operations shall be considered available for inspection at any reasonable time by the MINISTRY or its representative(s).

١٤-٣: يحفظ المقاول لمدة زمنية معقولة بجزء يمثل كل عينة من العينات اللبابية ومن عينات الحفر المستخرجة من حفر الآبار وذلك بقصد التصرف فيها بمعرفة الوزارة أو ممثلها (ممثليها) أو تقديمها إليها بالطريقة التي تراها الوزارة. جميع العينات التي يحتفظ بها المقاول للأغراض الخاصة بالعمليات البترولية يجب ان تكون جاهزة للتفتيش عليها في اي وقت مناسب بمعرفة الوزارة أو ممثلها (ممثليها).

14.4 Unless otherwise agreed to by the MINISTRY, in case of exporting any rock samples outside the ROY, samples equivalent in size and quality shall, before such exportation, be delivered to the MINISTRY.

١٤-٤: في حالة تصدير اية عينات صخرية خارج (ج . ي) فإنه يتعين قبل هذا التصدير تسليم مثيل لها حجما ونوعا إلى الوزارة، وذلك ما لم توافق الوزارة على خلاف ذلك.

14.5 Original records are the property of the GOVERNMENT. They can only be exported with the permission of the MINISTRY provided, however, that magnetic tapes and other data which must be processed or analyzed outside the ROY may be exported if a monitor or comparable record, if available, is maintained in the ROY and provided that such exports shall be repatriated to the ROY promptly after processing or analysis.

١٤-٥: تعتبر القيودات الأصلية ملكا للحكومة. ولا يجوز تصديرها إلا بتصريح من الوزارة ومع ذلك، إذا كانت الأشرطة المغناطيسية واية بيانات اخرى مما يلزم معالجتها او تحليلها خارج (ج .ي) فإنه يجوز تصديرها إذا احتفظ بالأصول او بتسجيل مماثل للأصل، إذا توفر ذلك في (ج.ي) ويشترط ان تعاد هذه الصادرات إلى (ج .ي) على الفور بعد المعالجة او التحليل.

14.6 During the period the CONTRACTOR performs the Exploration operations, the MINISTRY's duly authorized representative(s) or employees shall have the right to full and complete access to the Agreement Area at all reasonable times with the right to observe the Petroleum Operations being conducted and to inspect all assets, records, and data kept by the CONTRACTOR. The CONTRACTOR shall provide the MINISTRY with copies of any and all data including, but not limited to, geological and geophysical reports, logs, and well surveys, information, and interpretation of such data, and other information in the CONTRACTOR's possession.

١٤-٦: يحق لممثل (لممثلي) أو موظفي الوزارة المفوضين الدخول إلى كافة اجزاء منطقة الاتفاقية بالكامل اثناء قيام المقاول بالعمليات الاستكشافية وذلك في جميع الأوقات المناسبة مع تخويلهم الحق في مراقبة العمليات الجارية والتفتيش على كافة الأصول والقيودات والبيانات التي يحتفظ بها المقاول. ويقدم المقاول إلى الوزارة نسخا من جميع البيانات أيا كانت شاملة على سبيل المثال لا الحصر التقارير الجيولوجية والجيوفيزيائية والمجسات ومسوحات الآبار والمعلومات وكذلك كل المعلومات والتفسيرات المتعلقة بهذه البيانات والمعلومات الأخرى التي تكون في حوزة المقاول.

14.7 For the purpose of obtaining new offers, the MINISTRY may show any other party uninterpreted basic geophysical and geological data (such data to be not less than two (2) Years old unless the CONTRACTOR agrees to a shorter period, which agreement shall not be unreasonably withheld) with respect to the Agreement Area.

١٤-٧: لغرض الحصول على عروض جديدة، يجوز للوزارة ان تطلع اي طرف اخر على البيانات الجيوفيزيائية والجيولوجية الأساسية الغير مفسرة الخاصة (التي لا يقل عمرها عن سنتين (٢) مالم يوافق المقاول على فترة أقل، مثل هذه الموافقة لن تحجب دون أي سبب معقول) وذلك فيما يخص منطقة الاتفاقية.

14.8 All available technical data concerning the Agreement Area including the geological, geophysical and drilling data and any rock or hydrocarbon rock samples shall be made available to the CONTRACTOR free of charges except of copying within thirty (30) Days from the Effective Date.

١٤-٨: كل البيانات الفنية الموجودة والمتعلقة بمنطقة الاتفاقية والمتضمنة البيانات الجيولوجية والجيوفيزيائية والحفر وأي عينات صخرية أو صخر هيدروكربونية يجب توفيرها للمقاول مجانا، ماعدا تكاليف التصوير خلال ثلاثين (٣٠) يوما من تاريخ النفاذ.

ARTICLE 15
RESPONSIBILITIES FOR DAMAGES

The CONTRACTOR shall entirely and solely be responsible before the law towards third parties for any damage caused by the CONTRACTOR in the conduct of Petroleum Operations and shall indemnify the MINISTRY against all damages for which it may be held liable to third parties on account of any such operations.

المادة الخامسة عشر
المسئولية عن الأضرار

يتحمل المقاول، بالإجماع، أو بالانفراد، المسئولية بالكامل أمام القانون في مواجهة الغير عن أي ضرر قد يحدث من قبل المقاول نتيجة لقيامه بالعمليات البترولية، وعليه تعويض الوزارة عن كافة الأضرار التي قد تقع مسئوليتها على عاتقها لأي طرف ثالث بسبب أي من هذه العمليات.

ARTICLE 16
PRIVILEGES OF THE MINISTRY'S REPRESENTATIVES

Duly authorized representative(s) of the MINISTRY shall have access to the Agreement Area and to the Petroleum Operations conducted thereon. Such representative(s) may examine the books, registers, and records of the CONTRACTOR and make a reasonable number of surveys, drawings, and tests for the purpose of enforcing this Agreement. They shall, for this purpose, be entitled to make reasonable use of the machinery and instruments of the CONTRACTOR on the condition that no danger or impediment to the Petroleum Operations hereunder shall arise directly or indirectly from such use. Such representative(s) shall be given reasonable assistance by the agents and employees of the CONTRACTOR so that none of the activities shall endanger or hinder the safety or the efficiency of the Petroleum Operations. The CONTRACTOR shall offer such representative(s) all privileges and facilities accorded to its own employees in the field and shall provide them, free of charge, with the use of reasonable office space, and of adequately furnished housing while they are in the field, for the purpose of facilitating the objective of their assignments. The CONTRACTOR shall not be responsible for any liability resulting from the injury to or death of or damage to the property of any such representative(s) or employees, unless caused by the gross negligence or wilful misconduct of the CONTRACTOR.

المادة السادسة عشر
مزايا ممثلي الوزارة

لممثل (لممثلي) الوزارة المفوضين الحق في الدخول إلى منطقة الاتفاقية وإلى منطقة العمليات التي تجري فيها ويجوز لهؤلاء الممثلين فحص دفاتر وسجلات وقيودات المقاول وإجراء عدد معقول من عمليات المسح والرسومات والاختبارات بغرض تنفيذ هذه الاتفاقية. كما يحق لهم أن يستعملوا بهذا الغرض الات وأدوات المقاول في الحدود المعقولة، بشرط الا ينشأ عن هذا الاستعمال، بطريق مباشر أو غير مباشر أي خطر أو اضرار بالعمليات البترولية موضوع الاتفاقية. وعلى وكلاء وموظفي المقاول تقديم المساعدة المناسبة لهؤلاء الممثلين شريطة ألا تؤثر هذه الأنشطة على سلامة وكفاءات العمليات البترولية ويقدم المقاول لهؤلاء الممثلين كافة المزايا والتسهيلات التي تقدمها لموظفيها في الحقل وتقدم لهم مجانا مكانا مناسبا في مكاتبها لاستعمالهم ومساكن مؤثثة بشكل لائق أثناء تواجدهم في الحقل بغرض تسهيل مهمتهم. لن يكن المقاول مسئولا عن أي مسئولية قانونية ناتجة من جرح أو وفاة أو إتلاف لمتعة أي من هؤلاء الممثلين أو الموظفين إلا إذا كان بسبب الإهمال أو سوء تصرف عمدي من قبل المقاول.

ARTICLE 17
EMPLOYMENT PRIVILEGES AND THE TRAINING OF ROY PERSONNEL

المادة السابعة عشر
مزايا التوظيف والتدريب لأفراد الجمهورية اليمنية

17.1 It is the desire of the MINISTRY and the CONTRACTOR that Petroleum Operations hereunder be conducted in a businesslike and efficient manner:

17.1.1 A minimum of fifteen percent (15%) of the combined salaries and wages (excluding the leave pay and non recurring bonuses) of each of the resident expatriate administrative, professional and technical personnel employed by the CONTRACTOR, its contractors and subcontractors that are resident in YEMEN shall be paid monthly in Yemeni Currency.

17.1.2 The CONTRACTOR shall select its employees and determine their numbers to be used for the Petroleum Operations hereunder, subject to Article 6 above.

17.1.3 The CONTRACTOR shall, after consultation with the MINISTRY, prepare and carry out specialized training programs for its Yemeni employees engaged in Petroleum Operations according to this Agreement and with respect to applicable aspects of the Petroleum Industry, such training programs should be in line and satisfy the requirements of the Yemenisation Plan prepared jointly and approved by the MOM. The CONTRACTOR shall undertake to replace gradually its staff by qualified Yemeni nationals in full coordination with the MINISTRY and in accordance with the approved Yemenisation Plans.

17.1.4 The CONTRACTOR shall use its best efforts to include in its organization, throughout the Exploration Period and the Development Period and, when appropriate to the nature of the Petroleum Operations, the maximum number of graduates seconded by the MINISTRY and selected by mutual agreement, such as geologists, geophysicists, drilling engineers and production engineers.

17.1.5 All Yemeni personnel employed by the CONTRACTOR, its contractors and subcontractors shall be paid, according to their employment terms, salaries, wages, benefits and allowances according to their technical, administrative and professional abilities.

١٧-١: تحرص الوزارة والمقاول على أن تجري العمليات البترولية موضوع هذه الاتفاقية بطريقة عملية تتسم بالكفاءة:

١٧-١-١: يدفع شهريا بالعملة اليمنية خمسة عشر (١٥%) بالمائة كحد أدنى من مجموع مرتبات وأجور كل موظف من الموظفين الأجانب المقيمين في اليمن الإداريين والمهنيين والفنيين الذين يستخدمهم المقاول ومقاوليه ومقاوليه من الباطن.

١٧-١-٢: يختار المقاول موظفيه ويحدد العدد اللازم منهم للاستخدام في العمليات البترولية موضوع هذه الاتفاقية وفقا للمادة (٦) أعلاه.

١٧-١-٣: يقوم المقاول بعد التشاور مع الوزارة بإعداد وتنفيذ برامج تدريب متخصصة لجميع موظفيه اليمنيين الذين يقومون بالعمليات البترولية بموجب هذه الاتفاقية فيما يختص بالنواحي المعمول بها في الصناعة البترولية، ويجب أن تكون برامج التدريب تلك متفقه وملبية لمتطلبات خطة اليمننة المعدة بشكل مشترك، والموافق عليها من قبل الوزارة. و يتعهد المقاول بأن يستبدل تدريجيا الأجانب من موظفيه بموظفين وطنيين مؤهلين بالتنسيق الكامل مع الوزارة، وطبقا لخطط اليمننة المعتمدة من قبل الوزارة.

١٧-١-٤: سوف يبذل المقاول، أفضل جهوده بإلحاق أقصى عدد من الخريجين المعارين من الوزارة مثل الجيولوجيين والجيوفيزيائيين ومهندسي الحفر ومهندسي الإنتاج والذين يتم اختيارهم بشكل مشترك ضمن هيكله التنظيمي خلال مراحل الاستكشاف والتنمية وكلما كان ذلك مناسبا لطبيعة العمليات البترولية.

١٧-١-٥: جميع الأفراد اليمنيين الذين تم توظيفهم من قبل المقاول ومقاوليه والمقاولين من الباطن تدفع لهم رواتبهم وأجورهم ومزاياهم وعلاواتهم المستحقة طبقا لشروط توظيفهم حسب قدراتهم الفنية والإدارية والمهنية.

ARTICLE 18
LAWS AND REGULATIONS

المادة الثامنة عشر
القوانين والأنظمة

18.1 General

Except as provided in this Agreement, the CONTRACTOR shall be subject to all the laws of YEMEN and regulations issued for the implementation thereof, including, without limitation, any regulations for the safety, environment, health, labor and efficient performance of Petroleum Operations carried out pursuant to this Agreement and for the conservation of the Petroleum resources. The CONTRACTOR, its contractors and subcontractors shall be subject to the provisions of this Agreement which affect them, and to all regulations which are duly issued by the GOVERNMENT or the MINISTRY from time to time, except those regulations and laws that are inconsistent with this Agreement.

١٨-١: عـــام :

عدا ما هو منصوص عليه في هذه الاتفاقية، يلتزم المقاول بالتقيد بكافة القوانين في اليمن والأنظمة الصادرة لتنفيذها بما في ذلك على سبيل المثال لا الحصر أية أنظمة خاصة بالسلامة، البيئة والصحة العامة، والعمل وكفاءة أداء العمليات البترولية التي يتم القيام بها طبقاً لهذه الاتفاقية والحفاظ على الموارد البترولية. كما يخضع المقاول ومقاوليه والمقاولين من الباطن لأحكام هذه الاتفاقية والتي تسري عليهم، كما يخضعون لكافة الأنظمة التي تصدر عن الحكومة أو الوزارة من حين لآخر، عدا تلك الأنظمة والقوانين التي تتعارض مع هذه الاتفاقية.

18.2 Rights Controlled by this Agreement

Interests, rights and obligations of the GOVERNMENT that are represented by the MINISTRY and of the CONTRACTOR under this Agreement, shall be solely governed by the provisions of this Agreement and may be altered or amended only by the mutual agreement of the Parties, which will be subject to approval according to the constitutional procedures in the ROY.

١٨-٢: الحقوق التي تحكمها هذه الاتفاقية :

تحكم نصوص هذه الاتفاقية وحدها مصالح وحقوق والتزامات الحكومة ممثلة بالوزارة، وكذا مصالح وحقوق والتزامات المقاول بموجب هذه الاتفاقية، والتي لا يجوز تبديلها أو تعديلها ألا بالاتفاق المشترك بين أطراف هذه الاتفاقية طبقاً للإجراءات الدستورية في الجمهورية اليمنية.

ARTICLE 19
RIGHTS OF REQUISITION

المادة التاسعة عشر
حق الاستيلاء

19.1 General

In case of national emergency, the GOVERNMENT has the right to requisition all or part of the Petroleum produced from the Development Area or Development Areas during the period of such emergency, and has the right to instruct the CONTRACTOR to increase the production to the maximum rate achievable in accordance with Petroleum Industry standards. The GOVERNMENT has also such right to requisition to the Development Area itself and, any related facilities, during the period of such emergency.

١٩-١: عـــام :

يحق للحكومة في حالة الطوارئ الوطنية، أن تستولي كلياً أو جزئياً على البترول المنتج من منطقة أو مناطق التنمية خلال فترة الطوارئ تلك ويحق لها أن تأمر المقاول بزيادة هذا الإنتاج إلى أعلى معدل يمكن تحقيقه طبقاً لمعايير الصناعة البترولية. كما يحق للحكومة أن تستولي على منطقة التنمية بذاتها وأية مرافق خاصة بها خلال فترة الطوارئ تلك.

19.1.1 The GOVERNMENT has the right of final requisition to any Development Area if it is proved to the GOVERNMENT that the CONTRACTOR has caused, by its gross

١٩-١-١: يحق للحكومة أن تستولي بصفة نهائية على أي منطقة تنمية إذا ثبت لها بأن المقاول تسبب بإهمال جسيم أو سوء تصرف عمدي منه

negligence or wilful misconduct, a material and substantial damage to any Oil field or any relevant facilities in the aforementioned Development Area provided that such damage so caused shall be determined by a neutral third party selected by the MINISTRY and the CONTRACTOR to assist them in reaching a mutual agreement on the right of final requisition.

أضرار مادية وجوهرية بأي حقل نفطي أو بالمنشآت الخاصة بهما في منطقة التنمية المذكورة أعلاه، على أن هذه الأضرار سيتم تحديدها من قبل طرف ثالث محايد مختار من الوزارة والمقاول لمساعدتهما في الوصول إلى اتفاق مشترك حول حق الاستيلاء النهائي.

19.1.2 In no case shall a requisition, as provided for herein, be implemented prior to adequate written notice to the CONTRACTOR so that it shall be able to express its views with respect to such claim of a requisition.

١٩-١-٢: لا يجوز بأي حال من الأحوال تنفيذ الاستيلاء كما نصت عليه هذه المادة قبل إخطار المقاول كتابيا للتعبير عن أراءه حول قضية هذا الاستيلاء.

19.2 **Notice of Requisition**

The requisition of Petroleum production shall be carried out through a "Ministerial Order". Any requisition of the Development Area itself, or any related facilities, shall be carried out through a "Republican Resolution", duly notified to the CONTRACTOR.

١٩-٢: **الإخطار بالاستيلاء :**

يتم الاستيلاء على إنتاج البترول بأمر وزاري. ويتم أي استيلاء على منطقة التنمية ذاتها أو أية منشاءات متصلة بها بقرار جمهوري يخطر به المقاول إخطارا صحيحا.

19.3 **Indemnification**

In the event of any requisition, except a final requisition referred in Article 19.1.1, the GOVERNMENT shall indemnify the CONTRACTOR for the period during which the requisition is verified, including:

١٩-٣: **التعويض :**

في حالة أي استيلاء عدا الاستيلاء النهائي المبين في المادة (١٩-١) تقوم الحكومة بتعويض المقاول عن المدة التي تحقق فيها الاستيلاء ويشمل هذا:

19.3.1 Damages if any from any such requisitions, except for any damages resulting from enemy attack on any Development Area or to the ultimate recovery of Crude Oil from any Development Area.

١٩-٣-١: الأضرار إن وجدت عن ذلك الاستيلاء، باستثناء الضرر الذي ينتج عن هجوم للعدو من أي منطقة تنمية أو الاستخلاص الأقصى للنفط الخام من أي منطقة تنمية.

19.3.2 Full payment each Month for the CONTRACTOR's share in all Petroleum extracted by the GOVERNMENT less the Royalty, the MINISTRY's Production Sharing Oil, and the operating costs of such production.

١٩-٣-٢: دفعات كاملة شهريا ثمنا لحصة المقاول من كل البترول الذي استخرجته الحكومة بعد خصم الإتاوة وحصة الوزارة من نفط المشاركة في الإنتاج وتكاليف التشغيل لذلك الإنتاج.

ARTICLE 20
ASSIGNMENT

المادة العشرون
التنازل

20.1 **General**

Neither the CONTRACTOR nor any of the entities comprising the Contractor may (except to an Affiliated Company) sell, assign, transfer, convey, or otherwise dispose of to any person, firm or corporation, in whole or in part, directly or indirectly, any of its rights, privileges, duties or obligations under this Agreement without the prior

٢٠-١ : **عام :**

لا يجوز للمقاول أو للشركات التي يتكون منها المقاول أن يبيع أو يتنازل أو يحول أو يحيل أو أن يقوم بأي تصرف أخر، "عدا إلى شركة تابعة" لأي شخص أو مؤسسة أو شركة، كليا أو جزئيا أو بشكل مباشر أو غير مباشر عن أي حقوقه أو المزايا الخاصة به أو واجباته أو التزاماته بمقتضى هذه الاتفاقية بدون موافقة

written approval of the MINISTRY. The CONTRACTOR shall guarantee the performance of such assignee, in accordance with the terms of this Agreement. An entity comprising the CONTRACTOR shall give to the MINISTRY a prompt written notice of any assignment to an Affiliated Company.

كتابية مسبقة من الوزارة. وعلى المقاول أن يضمن أداء الجهة المتنازل لها وفقاً للشروط الواردة في هذه الاتفاقية. ويقوم في الحال الكيان الذي يتكون منه المقاول بإخطار الوزارة كتابياً عن أي تنازل إلى شركة تابعة.

20.2 Approval of the MINISTRY

Within ninety (90) Days from the date of the fulfillment of the last condition under this Article 20.2 as required by the MINISTRY by any entity constituting the CONTRACTOR of a proposed assignment under this Article 20, the MINISTRY shall give its approval to the assignment by any entity constituting the CONTRACTOR of all or part of its rights, privileges, duties or obligations under this Agreement only if the following conditions are met:

٢٠-٢: موافقة الوزارة:

تعطي الوزارة خلال تسعون (٩٠) يوماً من تاريخ تنفيذ الشرط الأخير بمقتضى هذه المادة (٢٠-٢) على النحو الذي تطلبه الوزارة من أي كيان يتكون منه المقاول بشأن التنازل المقترح بمقتضى هذه المادة (٢٠)، تعطي الوزارة موافقتها على التنازل من قبل أي كيان يتكون منه المقاول عن كل أو جزء من حقوقه أو مزاياه أو واجباته أو التزاماته بموجب هذه الاتفاقية إذا توفرت فقط الشروط الآتية:

20.2.1 The obligations of the assignor deriving from this Agreement must have been duly fulfilled as of the date such request is made and remain fulfilled on the date of the assignment.

٢٠-٢-١: أن تكون التزامات المتنازل الناشئة عن هذه الاتفاقية قد أنجزت على نحو واف حتى التاريخ الذي قدم فيه الطلب وأن تظل مستوفاة عند تاريخ التنازل.

20.2.2 The proposed assignee or assignor must produce reasonable evidence to the MINISTRY of the assignee's financial and technical competence.

٢٠-٢-٢: يجب على المتنازل له المقترح أو المتنازل إبراز إثبات مناسب للوزارة عن القدرة المالية والكفاءة الفنية للمتنازل له.

20.2.3 The instrument of assignment must include provisions stating precisely that the assignee is bound by all covenants contained in this Agreement and any modifications or additions, in writing, that up to such time have been made.

A draft of the proposed assignment and all relevant documents supporting the request, shall be submitted to the MINISTRY prior to the date of the proposed assignment, for the purpose of official approval.

٢٠-٢-٣: يجب أن تشمل وثيقة التنازل على أحكام تؤكد بوضوح على أن المتنازل له ملتزم بجميع التعهدات الواردة في هذه الاتفاقية وأية تعديلات أو إضافات كتابية أجريت حتى تاريخ التنازل.

ويقدم للوزارة مسودة التنازل المقترحة وكل الوثائق المؤيدة للطلب قبل التاريخ المقترح للتنازل، لغرض الموافقة الرسمية.

20.2.4 As long as the assignor shall hold any interest under this Agreement the assignor together with the assignee shall be jointly liable for all duties and obligations of the CONTRACTOR under this Agreement.

٢٠-٢-٤: طالما بقي المتنازل حاملا لأية حصة طبقا لهذه الاتفاقية، فإن كل من المتنازل والمتنازل له معا سوف يبقيا ضامنين متكافلين بالوفاء بكل واجبات والتزامات المقاول بمقتضى هذه الاتفاقية.

20.3 Any assignment by any entity constituting the CONTRACTOR of all or part of its interests under this Agreement shall be free of any taxes and fees of any nature whatsoever applicable in the ROY including, but not limited to, taxes on any sales proceeds and transfer taxes, charges

٢٠-٣: أي تنازل من قبل المقاول عن جزء أو كامل مصالحة بهذه الاتفاقية سوف لن يكون خاضعا لأية ضرائب أو رسوم سارية في الجمهورية اليمنية مهما كانت طبيعتها، بما في ذلك ولا تنحصر على الضرائب على أي عائدات للبيع، والضرائب على التمويل والتكاليف والرسوم، باستثناء

and fees, except for the payment to the MINISTRY of fifteen percent (15%) of the Net Sales Proceeds, as defined below. The term "Net Sales Proceeds" means the amount resulting from the following calculation:

20.3.1 The total consideration paid to the respective assignor(s) in convertible currency in the form of cash, check, or other readily negotiable instruments for any interest under this Agreement that is assigned to any person, firm, or corporation other than to an Affiliated Company of such assignor(s) in accordance with the provisions of this Article 20, less the sum of (i) and (ii) below:

(i) all costs, expenses, bonuses paid to the STATE, fees and expenditures of any nature whatsoever incurred by the assignor(s) with respect to the interest so assigned prior to the date of said assignment, and

(ii) all taxes of any nature whatsoever (except the said fifteen percent (15%) of Net Sales Proceeds itself) of any taxing authorities whatsoever that are incurred by the assignor(s) with the respect to said assignment. The aforesaid fifteen percent (15%) of Net Sales Proceeds shall not apply to any consideration received by the assignor(s) for said assignment where such consideration is in the nature of work and/or expenditures to be performed and/or paid by the assignee with respect to the Petroleum Operations under this Agreement.

20.4 The CONTRACTOR shall, with the approval of the MINISTRY have the right to freely mortgage, pledge or otherwise encumber its interest under this Agreement for the purpose of obtaining financing for the Petroleum Operations which mortgage, pledge or other encumbrances shall be without prejudice to the MINISTRY's right under this Agreement.

دفع نسبة خمسة عشر (١٥%) بالمائة للوزارة من صافي عائدات البيع، كما هو محدد أدناه. والمصطلح "صافي عائدات البيع" يعني المبلغ النقدي الناتج عن الاحتساب على النحو التالي:

٢٠-٣-١: إجمالي العوض المدفوع للمتنازل (للمتنازلين المعنيين) بعملة قابلة للتحويل الحر سواء كان على شكل نقدي أو بشيك أو بأية وسيلة دفع حاضرة أخرى وذلك بالنسبة لأية مصلحة في هذه الاتفاقية يتم التنازل عنها لأي شخص أو منشأه أو شركة عدا إلى الشركات التابعة للمتنازل (للمتنازلين) وذلك وفقا لأحكام هذه المادة (٢٠) منقوصا منها مبلغ (١) ومبلغ (٢) أدناه:

(١) جميع التكاليف والنفقات والمنح المدفوعة للدولة والرسوم والمصروفات أيا كان نوعها التي تحملها المتنازل (المتنازلين) قبل تاريخ طلب التنازل، فيما يتعلق بالمصلحة المتنازل عنها.

(٢) جميع الضرائب أيا كانت طبيعتها(باستثناء نسبة الخمسة عشر (١٥%) بالمائة من صافي عوائد البيع نفسها)، من أية سلطات ضريبية أيا كانت، يتحملها المتنازل (المتنازلين) بالنسبة للتنازل المذكور، ولا تسري نسبة الخمسة عشر (١٥%) بالمائة من صافي حصيلة المبيعات على النحو المذكور على أي عوض يحصل عليه المقاول نظير ذلك للتنازل طالما كان ذلك العوض على شكل عمل ومصاريف أو أي منها تم تأديته أو الذي يتعين على المتنازل له تأديته أو دفعه بالنسبة للعمليات البترولية بموجب هذه الاتفاقية.

٢٠-٤: يحق للمقاول أن يتنازل عن حقه المتصل بمصالحه في هذه الاتفاقية للحصول على تمويل للعمليات البترولية وذلك بموافقة الوزارة، شريطة أن لا يصحب ذلك التنازل أي أضرار بحقوق الوزارة بمقتضى هذه الاتفاقية.

ARTICLE 21
BREACH OF AGREEMENT AND POWER OF CANCELLATION

21.1 The GOVERNMENT has the right to cancel this Agreement by a Republican Resolution with respect to the CONTRACTOR, in the following instances:

21.1.1 If the CONTRACTOR has knowingly submitted any false statements to the MINISTRY which were of a material consideration for the execution of this Agreement.

21.1.2 If the CONTRACTOR assigns any interest hereunder contrary to the provisions of Article 20 hereof.

21.1.3. If the CONTRACTOR is adjudicated bankrupt by a court of competent jurisdiction.

21.1.4 If the CONTRACTOR does not comply with the final decision reached as the result of arbitration proceedings conducted under Article 23 hereunder.

21.1.5 If the CONTRACTOR intentionally extracts any mineral other than Petroleum not authorized by this Agreement without the authorisation of the GOVERNMENT, except such extractions as may be unavoidable as the result of Petroleum Operations conducted hereunder in accordance with accepted Petroleum Industry practices and which shall be notified to the MINISTRY or its representative(s) as soon as possible.

21.1.6 If the CONTRACTOR commits any material breach of this Agreement.

21.1.7 If the CONTRACTOR causes, by its gross negligence or wilful misconduct, material or substantial damage to any Oil and/or Gas field or any relevant facilities.

Such cancellation shall take place without prejudice to any right which may have accrued to the GOVERNMENT against the CONTRACTOR in accordance with the provisions of this Agreement and, in the event of such cancellation, the CONTRACTOR shall have the right to remove from the Agreement Area all its personal property.

المادة الحادية والعشرون
الإخلال بالاتفاقية وسلطة الإلغاء

للحكومة الحق في إلغاء هذه الاتفاقية بقرار جمهوري، بما يتعلق بالمقاول، في الأحوال الآتية:

٢١-١-١: إذا قدم المقاول عن علم للوزارة أية بيانات غير صحيحة وكان لهذه البيانات اعتبارا ماديا في إبرام هذه الاتفاقية.

٢١-١-٢: إذا تنازل المقاول عن أي مصلحة في هذه الاتفاقية بطريقة مخالفة لأحكام المادة (٢٠) من هذه الاتفاقية.

٢١-١-٣: إذا أشهر المقاول إفلاسه بحكم صادر من محكمة مختصة.

٢١-١-٤: إذا لم يخضع المقاول للقرار النهائي الصادر نتيجة لإجراءات قضائية تمت وفقا لأحكام المادة (٢٣) من هذه الاتفاقية.

٢١-١-٥: إذا استخرج المقاول عمدا أي معادن غير البترول مما لا تسمح به هذه الاتفاقية أو دون ترخيص من الحكومة باستثناء مالا يمكن تجنب استخراجه نتيجة للعمليات البترولية الجارية بموجب هذهالاتفاقية وفقا للممارسات المقبولة في الصناعة البترولية والذي يجب إخطار الوزارة أو ممثلها (ممثليها) به في أسرع وقت ممكن.

٢١-١-٦: إذا أخل المقاول إخلالا ماديا بهذه الاتفاقية.

٢١-١-٧: إذا تسبب المقاول بإهمال جسيم أو سوء تصرف متعمد منه في ضرر مادي أو جوهري، بأي حقل نفطي أو غازي أو بأي من المنشئات الملحقة بهما.

وينفذ مثل ذلك الإلغاء دون إخلال بأية حقوق تكون قد ترتبت للحكومة قبل المقاول وفقا لإحكام هذه الاتفاقية وفي حالة هذا الإلغاء يحق للمقاول أن ينقل جميع ممتلكاته الشخصية من منطقة الاتفاقية.

21.2 If the GOVERNMENT deems that one of the aforesaid causes (other than a Force Majeure cause referred to Article 22 hereof) exists to cancel this Agreement, the GOVERNMENT shall give to the CONTRACTOR ninety (90) Days' written notice personally served on the CONTRACTOR's General Manager in a legally official manner and receipt of which is acknowledged by him or by his legal agent, to remedy and remove such cause; but if for any reason such service is impossible due to unnotified change of address, publication on the Official Gazette of the GOVERNMENT of such notice shall be considered as validly served upon the CONTRACTOR. If at the end of the said ninety (90) Days' notice period such cause has not been remedied and removed, this Agreement may be cancelled forthwith by a Republican Resolution, as aforesaid.

٢١- ٢: إذا ارتأت الحكومة أن هناك سببا قائما من الأسباب سالفة الذكر لإلغاء هذه الاتفاقية (بخلاف سبب القوى القاهرة المشار إليها في المادة (٢٢)) فيجب على الحكومة أن تبلغ المقاول بإخطار كتابي يرسل للمدير العام للمقاول شخصيا بالطريقة الرسمية يثبت أنه هو أو أحد وكلائه القانونيين قد أستلمه لإزالة هذا السبب وتصحيح الوضع في مدى تسعين (٩٠) يوما، ولكن إذا حدث لأي سبب من الأسباب أن أصبح هذا التبليغ مستحيلا بسبب تغيير العنوان وعدم الإخطار بهذا التغيير فإن نشر هذا الإخطار بالجريدة الرسمية التابعة للحكومة يعتبر بمثابة إعلان صحيح للمقاول. وإذا لم تتم المعالجة وإزالة هذا السبب في نهاية التسعين (٩٠) يوما تلك وهي فترة الإخطار فإنه يجوز إلغاء هذه الاتفاقية على الفور بقرار جمهوري .

ARTICLE 22
FORCE MAJEURE

المادة الثانية والعشرون
القوة القاهرة

22.1 The non-performance or delay in performance by the MINISTRY or the CONTRACTOR of any obligation under this Agreement other than the obligation to pay any amounts due or giving notices shall be excused if, and to the extent that, such non-performance or delay is caused by Force Majeure. The period of any such non-performance or delay, together with such period as may be necessary for the restoration of any damage done during such delay shall be added to the time given in this Agreement for the performance of such obligation and for the performance of any obligation dependent thereon and consequently, to the term of this Agreement, but only if the extension of the term of this Agreement is relevant to the performance of such obligation.

٢٢- ١: تعفى الوزارة والمقاول، من مسئولية عدم الوفاء أو التأخير بالوفاء لأي التزام بموجب هذه الاتفاقية، إذا كان عدم الوفاء أو التأخير في الوفاء به ناشئا عن قوة قاهرة، يستثنى من ذلك الالتزام بدفع أية مبالغ مستحقة أو إعطاء الإخطارات.تضاف المدة التي استغرقها عدم الوفاء أو التأخير في الوفاء وكذا المدة التي قد تكون لازمة لإصلاح أي ضرر نشأ خلال هذا التأخير إلى المدة المقررة في هذه الاتفاقية للوفاء بمثل ذلك الالتزام والوفاء بأي التزام آخر يترتب عليه وبالتبعية بشرط أن يكون ذلك التمديد لمدة هذه الاتفاقية متصلا بتنفيذ ذلك الالتزام.

22.2 "Force Majeure", within the meaning of this Agreement, shall be any order, regulation or direction of the GOVERNMENT, or (with respect to the CONTRACTOR) of the government of the country in which any of the entities comprising the CONTRACTOR is incorporated, whether promulgated in the form of law or otherwise, or any act(s) of God, insurrection, riot, war, strike (or other labor disturbances), fires, floods or any cause not due to the fault or negligence of the Party invoking Force Majeure, whether or not similar to the foregoing, provided that any such cause is beyond the reasonable control of the party invoking Force Majeure.

٢٢-٢: يقصد بعبارة (القوة القاهرة) في نطاق مفهوم هذه الاتفاقية أي امر أو لائحة أو توجيه من الحكومة أو (بالنسبة للمقاول) من حكومة أي من البلدان التي ينتمي إليها الشركات المكونة للمقاول سواء صدر في شكل قانون أو غير ذلك أو ما يحدث قضاء وقدرا أو على شكل عصيان أو شغب أو حرب أو إضراب (أو غير ذلك من الاضطرابات العمالية) أو حرائق أو فيضانات أو أي سبب آخر ليس ناتجا عن خطأ أو إهمال أو سوء تصرف من جانب الطرف الذي يتمسك بالقوة القاهرة، سواء كان مماثلا أو مغايرا لما سلف ذكره، بشرط أن يكون أي سبب مما لا يستطيع الطرف الذي أدعى القوى القاهرة السيطرة عليه في الحدود المعقولة.

22.3 Without prejudice to the foregoing provisions and except as may be otherwise provided herein, neither the GOVERNMENT nor the MINISTRY shall incur any responsibility whatsoever to the CONTRACTOR for any damages, restrictions or loss arising in consequence of such cause of Force Majeure.

٢-٣: مع عدم الإخلال بما سبق ذكره أعلاه وما لم ينص على خلاف ذلك في هذه الاتفاقية لا تتحمل الحكومة أو الوزارة أية مسئولية مهما كانت قبل المقاول عن أية أضرار أو قيود أو خسارة تكون ناتجة عن حالة من حالات القوة القاهرة المشار إليها.

22.4 If the Force Majeure event occurs during either the First Exploration Period or the Second Exploration Period or any extension(s) thereof and continues in effect for a period of six (6) Months, thereafter the CONTRACTOR shall have the option upon ninety (90) Days' prior written notice to the MINISTRY to terminate its obligations hereunder without further liability of any kind except for those payments accrued under this Agreement.

٢-٤: إذا حدثت حالة القوة القاهرة أثناء مرحلة الاستكشاف الأولى أو مرحلة الاستكشاف الثانية أو أي تمديد أو تمديدات لأي منهما واستمرت قائمة لمدة ستة (٦) أشهر فللمقاول الخيار بعد ذلك في أن ينهي التزاماته وفقا لهذه الاتفاقية بموجب إخطار كتابي مسبق بتسعين (٩٠) يوما يرسله إلى الوزارة دون أن يتحمل أية مسئولية إضافية من أي نوع، باستثناء تلك المدفوعات المستحقة طبقا لهذه الاتفاقية.

ARTICLE 23
DISPUTES AND ARBITRATION

المادة الثالثة والعشرون
المنازعات والتحكيم

23.1 In case a dispute arises under this Agreement between the MINISTRY and the CONTRACTOR with respect to interpretation, application or its validity, the Parties to the dispute shall use their good faith efforts to settle their differences by mutual agreement. Otherwise, the said Parties shall submit their dispute to arbitration as provided in this Article (23).

٢١- ١: في حالة أي نزاع قد ينشأ بمقتضى الاتفاقية بين الوزارة والمقاول، يبذل الطرفان جهودهما المبينة على حسن النية لتسوية خلافاتهما بالاتفاق المشترك. وفي حالة عدم وصولهما إلى التسوية الودية يلجأ الطرفان إلى التحكيم طبقا لهذه المادة (٢٣).

23.2 Unless otherwise agreed by the Parties to the dispute, the arbitration shall be held in Paris, France, and conducted in the English language in accordance with the Rules of Conciliation and Arbitration of the International Chamber of Commerce (the "Rules"). In the event of no specific provisions being provided under the Rules, the arbitration tribunal shall establish their own procedure.

٢٣- ٢: يجري التحكيم في باريس – فرنسا – ويدار باللغة الإنجليزية حسب قواعد التسوية والتحكيم للغرفة التجارية الدولية (القواعد). وفي حالة عدم وضع أحكام محددة بمقتضى هذه القواعد، فإن محكمة التحكيم ستحدد إجراءاتها الخاصة بها.

23.3 The arbitration shall be initiated by either Party to the dispute ("First Party") giving written notice to the other Party to the dispute ("Second Party") that it elects to refer the dispute to arbitration and has appointed an arbitrator who shall be identified in said notice. The Second Party shall notify First Party in writing within forty-five (45) Days identifying the arbitrator that has been selected and appointed by such Party.

٢٣- ٣: ينشأ التحكيم بقيام أحد أطراف النزاع "الطرف الأول" بإشعار الطرف الآخر كتابيا في النزاع "الطرف الثاني" بعزمه إحالة النزاع إلى التحكيم وأن هذا الطرف قد قام بتعيين محكم يكون اسمه مذكورا بالإشعار المذكور. ويقوم "الطرف الثاني" بإبلاغ الطرف الأول كتابيا خلال خمسة وأربعين (٤٥) يوما اسم المحكم الذي تم إختياره وتعيينه.

23.4 If the Second Party does not so appoint its arbitrator, the First Party shall have the right to apply to the Court of Arbitration of the International Chamber of Commerce to appoint a second arbitrator. The two (2) arbitrators shall, within thirty (30) Days, select a third arbitrator failing which the third arbitrator shall be appointed by the Court of Arbitration of the International Chamber of Commerce at the request of either the First Party or the Second Party.

٢٣- ٤: إذا لم يقم الطرف الثاني بتعيين محكمه يحق للطرف الأول أن يتقدم بطلب إلى محكمة التحكيم التابعة لغرفة التجارة الدولية لتعيين محكم ثاني. يقوم المحكمان، خلال ثلاثين (٣٠) يوما باختيار محكم ثالث، وفي حالة إخفاقهما في التعيين تقوم محكمة التحكيم التابعة لغرفة التجارية الدولية بتعيينه بناء على طلب أي من الطرفين الأول أو الثاني.

23.5 The third arbitrator shall not be a citizen of the ROY or of a country in which any of the entities comprising the CONTRACTOR is incorporated, but shall be a citizen of a country which has diplomatic relations with the aforesaid countries, and shall not have any economic interest in the oil business of the ROY or of any party to the dispute.

٢٣- ٥: يجب ألا يكون المحكم الثالث مواطنا من مواطني الجمهورية اليمنية أو من مواطني أي من الشركات التي يتألف منهم المقاول ويجب أن يكون مواطنا لدولة تكون لها علاقات دبلوماسية مع (ج.ي) ومع الدول المذكورة وأن لا تكون له مصلحة اقتصادية في صناعة وتجارة النفط في (ج.ي) أو مع أطراف النزاع.

23.6 The Parties hereto shall extend to the arbitration tribunal all facilities (including access to the Petroleum Operations) for obtaining any information required for the proper determination of the dispute. The absence or default of any Party to the arbitration shall not be permitted to prevent or hinder the arbitration proceeding in any or all of its stages.

٢٣- ٦: يقوم الطرفان بتوفير التسهيلات لهيئة التحكيم (بما في ذلك حرية الدخول إلى مواقع العمليات البترولية) للحصول على المعلومات الضرورية التي يتطلبها نظر النزاع لتحديده بشكل سليم. وفي حالة تغيب أو تقصير أي طرف تجاه التحكيم سوف لن يسمح بتعطيل أو إعاقة إجراءات التحكيم في أي مرحلة من مراحله.

23.7 Pending the decision or award of the arbitration tribunal, the Petroleum Operations or activities which have given rise to the arbitration need not be discontinued. In the event the decision or award recognizes that the complaint was justified, provisions may be made therein for such reparation as may be appropriately made in favor of the complainant.

٢٣- ٧: وإلى حين الوصول إلى قرار أو حكم فإن العمليات البترولية أو النشاطات التي نشأ عنها التحكيم يجب ألا تتوقف. وفي حالة إظهار القرار أو الحكم أن الشكوى مبررة جاز أن ينص فيه على إصلاح الضرر بشكل مناسب لصالح المشتكي.

23.8 Judgment on the award rendered may be entered in any court having jurisdiction or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be.

٢٣- ٨: يجوز تقديم الحكم الصادر إلى أية محكمة مختصة كما يجوز أن يقدم إليها طلب قبول حكم التحكيم قضائيا وإصدار أمر بتنفيذه جبرا حسبما تقتضيه الأحوال.

23.9 The provisions of this Agreement relating to arbitration shall continue in force notwithstanding the termination of this Agreement.

٢٣- ٩: تظل الأحكام الخاصة بالتحكيم في هذه الاتفاقية سارية المفعول بصرف النظر عن انتهاء الاتفاقية ذاتها.

23.10 The Parties hereto base their relationship under this Agreement on the principles of goodwill and good faith. The interpretation and application of the provisions of this Agreement with respect to the arbitration shall be in accordance with the Yemeni laws that are outlined in Article 24 of this Agreement.

٢-١٠: تقوم علاقة الطرفين المتعاقدين بمقتضى هذه الاتفاقية على مبادئ سلامة المقصد وحسن النية. وتفسير وتطبيق أحكام هذه الاتفاقية فيما يتعلق بالتحكيم وفقا للقوانين اليمنية والمنصوص عليها في المادة (٢٤) من هذه الاتفاقية.

ARTICLE 24
GOVERNING LAW

المادة الرابعة والعشرون
القانون الذي يحكم هذه الاتفاقية

This Agreement, its Annexes, and any modification, will be governed and interpreted according to Yemeni laws, except the laws which are inconsistent with this Agreement.

تحكم وتفسر هذه الاتفاقية، وملاحقها، وأي تعديل لها طبقا لقوانين الجمهورية اليمنية، عدا القوانين التي تتعارض مع هذه الاتفاقية.

ARTICLE 25
STATUS OF PARTIES

المادة الخامسة والعشرون
الوضع القانوني للأطراف

25.1 The rights, duties, obligations and liabilities with respect to the MINISTRY and the CONTRACTOR, shall be several and not joint or collective, it being understood that this Agreement shall not be construed as constituting an association or corporation or partnership.

٢-١: تعتبر الحقوق والواجبات والالتزامات والمسئوليات الخاصة بالوزارة والمقاول بموجب هذه الاتفاقية منفصلة وغير تضامنية ولا جماعية ومن المفهوم أنه لا يجوز أن تفسر هذه الاتفاقية على أنها تؤدي إلى قيام شركة تضامن أو مؤسسة أو شركة أشخاص.

25.2 The entities comprising the CONTRACTOR shall be subject to the laws of the place where they are incorporated regarding their legal status or creation, organization, charter and bylaws, share holding and ownership.

٢-٢: تخضع الشركات التي يتكون منها المقاول لقوانين الجهة التي تأسست بها وذلك فيما يتعلق بكيانها القانوني أو تأسيسها أو تنظيمها وعقود تأسيسها ولوائحها الأساسية وملكية أسهم رأس مالها وحقوق ملكيتها.

25.3 The CONTRACTOR companies' respective shares of capital which are entirely held abroad shall not be negotiable and shall not be offered for public subscription in the ROY.

٢-٣: لا يجوز تداول أسهم رأسمال الشركات التي يتكون منها المقاول الموجودة بأكملها في الخارج داخل (ج.ي) كما لا يجوز تقديمها للاكتتاب العام في (ج.ي).

25.4 The entities comprising the CONTRACTOR shall be jointly and severally liable for the performance of the obligations of the CONTRACTOR under this Agreement to the MINISTRY.

٢-٤: تعتبر جميع الشركات التي يتألف منها المقاول مسئولة منفردة أو مجتمعة في تنفيذ التزامات المقاول بمقتضى هذه الاتفاقية وتجاه الوزارة أيضا.

25.5 This Agreement shall constitute the authority for the CONTRACTOR and the MINISTRY to conduct all activities as are necessary to carry out the Petroleum Operations as contemplated by this Agreement.

٢-٥: تعتبر هذه الاتفاقية تفويضا للمقاول والوزارة للقيام بكل الأنشطة التي تكون لازمة للقيام بالعمليات البترولية كما هي محددة في هذه الاتفاقية.

ARTICLE 26
LOCAL CONTRACTORS AND LOCALLY MANUFACTURED MATERIALS

المادة السادسة والعشرون
المقاولون المحليون والمواد المصنعة محليا

26.1 The CONTRACTOR, its contractors and subcontractors shall:

26.1.1 Give priority to local contractors and subcontractors including MOM's Dependent Units as long as their performance is comparable to international standards and quality, their terms and conditions are competitive with those of other contractors and subcontractors tendering for work, and the prices of their services are not higher than the prices of such other contractors and subcontractors by more than ten percent (10%). The CONTRACTOR shall, following consultation with the MINISTRY, invite local contractors to bid when it requests bids for any required services.

26.1.2 Give preference to locally manufactured materials, equipment machinery and consumable so long as their quality, quantity and time of delivery is comparable to internationally available materials, equipment, machinery and consumables. However, such material, equipment, machinery and consumables may be imported for Petroleum Operations conducted hereunder if the local price of such items at the CONTRACTOR's operating base in the ROY is more than ten percent (10%) higher than the price of such imported items before Customs Duties, but after transportation and insurance costs have been added.

٢٦-١: يجب على المقاول ومقاوليه ومقاوليهم من الباطن ما يلي:

٢٦-١-١: إعطاء الأولوية للمقاولين والمقاولين من الباطن المحليين بما في ذلك الوحدات التابعة للوزارة مادامت درجة أدائهم متماثلة مع المعايير الدولية ونوعية أسعار خدماتهم لا تزيد عن أسعار المقاولين والمقاولين من الباطن الأخرى بأعلى من عشرة (١٠%) بالمائة. وعلى المقاول التشاور مع الوزارة دعوة المقاولين المحليين المؤهلين للمناقصة عندما يتطلب الأمر مناقصات لأية خدمات مطلوبة.

٢٦-١-٢: إعطاء أفضلية للمواد المصنعة محليا وكذا المعدات والآلات والسلع الاستهلاكية طالما أنها متماثلة من ناحية الجودة ومواعيد التسليم مع المواد والمعدات والآلات والسلع الاستهلاكية المتوفرة دوليا. ومع ذلك يمكن استيراد تلك المواد والمعدات والآلات والسلع الاستهلاكية لاستعمالها في العمليات البترولية التي تجري بمقتضى هذه الاتفاقية إذا كانت أسعارها المحلية مقر عمليات المقاول في (ج.ي) تزيد بأعلى من عشرة (١٠%) في المائة عن سعر مثيلتها المستوردة قبل إضافة الرسوم الجمركية، ولكن بعد إضافة تكاليف النقل والتأمين.

ARTICLE 27
GAS

المادة السابعة والعشرون
الغاز

27.1 The Associated Gas and Dry Gas produced from the Agreement Area are the property of the STATE. If the CONTRACTOR needs part of the separated Associated Gas and/or Dry Gas for the purpose of utilizing it in the Petroleum Operations or for re-injection to preserve the pressure of the reservoirs,

٢٧-١: يعتبر كل من الغاز المصاحب والغاز الجاف اللذان يتم لإنتاجهما من منطقة الاتفاقية ملكا للدولة. إذا احتاج المقاول إلى جزء من الغاز المصاحب أو الغاز الجاف المفصول أو لأيهما لغرض استعماله في العمليات البترولية أو لإعادة حقنه لغرض الحفاظ على الضغط في المكامن،

the CONTRACTOR must submit to the MINISTRY a request for such utilisation free of charge together with documentation to support the request. Approval of such request shall not be unreasonably withheld

فإنــه يجــب علــى المقــاول أن يقدمــا إلــى الــوزارة طلبــا لمثــل ذلــك الاســتخدام خاليــا مــن أي تكــاليف ومرفقــا بــه الوثــائق المؤيــدة لــه. ولــن تحجــب الموافقــة علــى مثــل ذلــك الطلــب دون ســبب معقــول.

27.2 Associated Gas

٢٧-٢: الغاز المصاحب :

(a) The CONTRACTOR shall deliver the Associated Gas to the STATE at the point where it is separated from the Crude Oil. Any costs with respect to such delivery to the STATE, including but not limited to, any increase in the CONTRACTOR's costs as a result of such delivery, shall be paid by the STATE to the CONTRACTOR. Any Associated Gas that is not taken by the STATE or that is not utilized in the Petroleum Operations, as aforesaid may be treated by the CONTRACTOR in accordance with good Petroleum Industry practices.

أ- يجــب علــى المقــاول أن يســلم الغــاز المصــاحب عنــد النقطــة التــي يتــم فيــها فصلــه عــن النفــط الخــام. وتقــوم الدولــة بدفــع أيــة تكــاليف خاصــة بمثــل هــذا التســليم، بمــا فــي ذلــك وليــس محصــورا علــى، أيــة زيــادة فــي تكــاليف المقــاول الناتجــة عــن مثــل ذلــك التســليم. وأي غــاز مصــاحب لــم تــأخذه الدولــة أو لــم يســتخدم فــي العمليــات البتروليــة، كمــا ذكــر أعــلاه يمكــن معالجتــه مــن قبــل المقاول طبقــا للممارســات السليمة فــي الصناعة البترولية.

(b) Subject to Article 27.1, if the STATE considers the possibility of entering into an agreement with any party for the export and sale of the Associated Gas and/or its delivery to the MINISTRY for local consumption (the "Gas Development Agreement"), the MINISTRY and the CONTRACTOR shall meet and discuss in good faith for the purpose of reaching a mutual agreement on the terms and conditions of the Gas Development Agreement. Any such Gas Development Agreement shall be based on the following principles:

ب- مــع مراعــاة البنــد (٢٧-١) إذا رأت الدولــة أن هنــاك إمكانيــة للدخــول فــي أي اتفــاق مــع أي طــرف بغيــة التصديــر والبيــع للغــاز المصــاحب وتســليمه للــوزارة للاســتهلاك المحلــي (اتفاقيــة تطويــر الغــاز)، فــإن الوزارة والمقاول سيلتقيان ويناقشان بحسن نية بغــرض الوصــول إلــى اتفــاق مشــترك علــى نصــوص وشــروط اتفاقيــة تطويــر الغــاز. ومثــل تلــك الاتفاقيــة يجــب أن تكــون مبنيــة علــى المبــادئ التالية:

(i) The STATE'S share in the Gas Development Agreement shall not be less than sixty percent (60 %).

(١) حصــة الدولــة فــي اتفاقيــة تطويــر الغــاز يجــب أن لا تقــل عــن ستين (٦٠%) بالمائة.

(ii) The CONTRACTOR shall initially bear all costs and expenses related to the Gas project including those related to the construction and operation of the facilities and shall be reimbursed from the "Annual Gas Revenue" according to the terms of the Gas Development Agreement.

(٢) يتحمــل المقــاول فــي البدايــة كــامل التكــاليف والنفقــات الخاصــة بمشــروع الغــاز بمــا فــي ذلــك تلــك الخاصــة بإقامــة وتشــغيل المرافــق، وسوف يستردها من الإيراد السنوي للغاز طبقا لنصوص اتفاقية تطوير الغاز.

(iii) If the terms of the Gas Development Agreement could not be agreed as contemplated above within a six (6) Month period from the first meeting devoted to that purpose between the MINISTRY and the CONTRACTOR, and unless such period is extended by mutual agreement, the MINISTRY shall have the right to conduct negotiations with any third party and to conclude an agreement on the Gas project, provided that the operations under such Agreement shall not interfere with the Contractor's Petroleum Operations in the Agreement Area. In that context and as a third party, the CONTRACTOR may, alone or together with any other party, submit a new proposal to the MINISTRY for the establishment of the Gas project. Provided, however the MINISTRY shall be completely free to select the best proposal according to its own discretion without assuming any liability whatsoever to the CONTRACTOR or any other party, and the CONTRACTOR shall be entitled only to recover its exploration and appraisal expenditures pursuant to Article 7 of this Agreement.

(٣) إذا لم يتم التوصل إلى اتفاق على النحو المبين أعلاه خلال فترة ستة (٦) أشهر من الاجتماع الأول المنعقد لذلك الغرض بين الوزارة والمقاول، وما لم يتم تمديد مثل تلك الفترة باتفاق مشترك، فللوزارة الحق بأن تجري مفاوضات مع أي طرف ثالث لإبرام اتفاقية بشان مشروع الغاز شريطة أن لا تتداخل عمليات تلك الاتفاقية مع العمليات البترولية للمقاول في منطقة الاتفاقية. وفي ذلك السياق وكأي طرف ثالث يمكن للمقاول منفردا، أو إلى جانب طرف آخر، تقديم عرض جديد إلى الوزارة لإقامة مشروع للغاز ويشترط في جميع الأحوال بأن للوزارة كامل الحرية في اختيار أفضل العروض طبقا لما تقرره هي حسب إرادتها هي وبدون أن تتحمل أية مسئولية مهما كانت تجاه المقاول أو أي طرف آخر، وسيكون المقاول مستحقا فقط لاستعادة مصاريفه الخاصة بالاستكشاف والتقييم طبقا للمادة (٧) من هذه الاتفاقية.

27.3 Dry Gas

(a) The CONTRACTOR shall notify the MINISTRY of any discovery of Dry Gas on any separate geological feature within the Agreement Area. The CONTRACTOR and the MINISTRY shall promptly meet for the purpose of discussing whether there is a basis for the CONTRACTOR and the MINISTRY to mutually agree on the terms and conditions under which the CONTRACTOR shall diligently undertake in accordance with good Petroleum Industry practices, the appraisal and development thereof, if feasible and economical, of the discovery (the "Project"). Provided this Agreement is in effect, any "Gas Project Agreement" relating to the Project shall be based on the following principles:

٢٧-٣: الغاز الجاف:

(أ) على المقاول أن يشعر الوزارة عن أي اكتشاف للغاز الجاف في أي تركيب جيولوجي منفصل في إطار منطقة الاتفاقية. وسيجتمع المقاول والوزارة فور الغرض مناقشة ما إذا كان هناك أساس للمقاول والوزارة للاتفاق بشكل مشترك حول النصوص والشروط التي يتعهد المقاول بمقتضاها بأن يقوم بعناية بتقييم وتطوير مثل ذلك الاكتشاف، إن كان مجديا وفقا للمعايير السليمة في الصناعة البترولية. ويشترط أن تكون هذه الاتفاقية نافذة، وأي اتفاق لمشروع الغاز يجب أن يكون مبنيا على المبادئ الآتية:

(i) Unless otherwise agreed, the appraisal program shall be in stages taking into account the market for such Dry Gas, the prices to be received therefor, the markets

(١) عدا ما يكون قد أتفق عليه خلافا لذلك، فإن برنامج التقييم سيكون منقسما إلى مراحل مع الأخذ بالاعتبار السوق لذلك الغاز الجاف والأسعار التي تسلم مقابل ذلك والأسواق

then available, the fiscal conditions and such other factors as may be reasonably required to make such decision with the first stage being preliminary feasibility study and each subsequent stage being dependent on the successful completion of the previous one .

المتاحة والشروط المالية والعوامل الأخرى التي قد تكون مطلوبة بشكل معقول لاتخاذ مثل ذلك القرار تكون المرحلة الأولى منه دراسة أولية للجدوى الاقتصادية للتسويق وكل مرحلة تالية تعتمد على نجاح إتمام المرحلة السابقة.

(ii) All costs, expenses and expenditures of the appraisal program shall be recoverable from Oil as Exploration Expenditures, or in the absence of a Crude Oil production, from the "Annual Gas Revenue" in accordance with the Gas Project Agreement.

(٢) كل التكاليف والنفقات والمصاريف الخاصة ببرنامج التقييم ستكون قابلة للاسترداد من النفط كمصاريف استكشاف، وفي حالة عدم وجود إنتاج للنفط الخام، فمن إيرادات الغاز السنوية طبقا لاتفاقية مشروع الغاز.

(b) If the MINISTRY and the CONTRACTOR fail to reach an agreement on the Gas Project Agreement, within the six (6) Month period from the first meeting devoted to that purpose between the MINISTRY and the CONTRACTOR, and unless such period is extended by mutual agreement, the MINISTRY shall have the right to develop such Dry Gas discovery on its own or in collaboration with any third party. In such an event the CONTRACTOR shall relinquish to the MINISTRY the area covering said geological feature provided the CONTRACTOR shall not be obliged to relinquish any part of the Agreement Area Corresponding to a Development Area(s) or to the surface area of any geological feature in which a Commercial Oil well has been established. Such area shall be mutually agreed upon between the MINISTRY and the CONTRACTOR on the basis of good Petroleum Industry practices. Provided, however, the CONTRACTOR shall not be entitled to any compensation for that relinquishment and shall be entitled only to recover its expenditures related to the exploration and appraisal program in accordance with Article 7 of this Agreement.

(ب) إذا أخفق كل من الوزارة والمقاول في الوصول إلى اتفاق في مشروع الغاز خلال فترة الستة (٦) الأشهر من أول اجتماع أنعقد لهذا الغرض بين الوزارة والمقاول وما لم يتم تمديد تلك الفترة باتفاق مشترك، فللوزارة الحق بأن تقوم بتطوير اكتشاف ذلك الغاز الجاف بنفسها أو بالاشتراك مع أي طرف ثالث. وفي مثل تلك الحالة يجب على المقاول أن يتخلى للوزارة عن المساحة التي تغطي التركيب الجيولوجي المذكور وشريطة أن لا يجبر المقاول على أن يتخلى عن أي جزء من منطقة الاتفاقية يعادل منطقة (مناطق) تنمية أو لمنطقة سطح لأي تركيب جيولوجي يوجد فيها بئر نفط تجارية. وسوف يتم الاتفاق بين الوزارة والمقاول على تلك المساحة بناء على أسس الممارسات السليمة في الصناعة البترولية ويشترط مع ذلك، بأن المقاول لن يكون مستحقا لأي تعويض عن مثل ذلك في التخلي وسيكون مستحقا فقط لاسترداد مصاريفه لخاصة بالاستكشاف وبرنامج التقييم طبقا للمادة (٧) من هذه الاتفاقية.

27.4 **Financial Terms:**

The Gas Project Agreement shall provide for the financial terms and conditions as follows:

٢١ - ٤: **الشروط المالية :**

سوف تتضمن اتفاقية مشروع الغاز نصوصا وشروطا مالية على النحو الآتي:

(i) All the sharing and the cost recovery shall be effected on the basis of the annual revenue of the Project.

(١) كامل اقتسام واسترداد التكاليف سوف يجري على أساس الإيراد السنوي للمشروع.

(ii) There should be specified the following:

- Bonuses to the MINISTRY,
- Royalties which the STATE shall receive from the Project,
- Cost Recovery limit,
- Profit sharing provisions.

(٢) يجب أن تحدد فيه المسائل الآتية:

= المنح الواجب دفعها للوزارة .
= الإتاوات التي يجب أن تحصل عليها الدولة من مشروع الغاز.
= حد استرداد التكاليف .
= الأحكام الخاصة باقتسام الأرباح .

ARTICLE 28
CONFIDENTIALITY

المادة الثامنة والعشرون
السرية

28.1 General:

Except as specifically provided in this Agreement, the CONTRACTOR, its contractors and their subcontractors shall not at any time during the term of this Agreement or for a period of four (4) Years thereafter, use for their benefit or disclose to or use for the benefit of any other person whatsoever, including, but not limited to, any company, firm, corporation, institution or government any information acquired during the Term of this Agreement as a result of the Petroleum Operations hereunder. For purposes of this Article 28, information shall include, without limitation, data, designs, methods, formulas, processes, reserves and any other technical, financial or trade information.

٢٨-١: عام :

عدا ما نصت عليه هذه الاتفاقية بالتحديد، يلتزم المقاول ومقاوليه ومقاوليهم من الباطن بأن لا يستخدموا لمصلحتهم أو يفشوا أو يستخدموا لمصلحة أي شخص آخر مهما كانت صفته، بما في ذلك على سبيل المثال لا الحصر أي شركة أو مؤسسة أو منشأه أو حكومة في أي وقت خلال مدة سريان هذه الاتفاقية أو لمدة أربع (٤) سنوات لما بعد مدة السريان، أي معلومات يكتسبها أي منهم أثناء سريان هذه الاتفاقية نتيجة للعمليات البترولية المنصوص عليها فيها. ولأغراض هذه المادة (٢٨) فإن المعلومات المذكورة تشمل - دون حصر- البيانات والمعلومات الخاصة بالتصاميم والطرق والصيغ والمعالجات والاحتياطيات وأية معلومات أخرى فنية أو مالية أو تجارية.

28.2 Use or Disclosure by the CONTRACTOR

28.2.1 The CONTRACTOR may freely use information for all purposes necessary to meet its obligations under this Agreement.

28.2.2 The CONTRACTOR may disclose information to others (including to Affiliated Companies):

(i) to the extent necessary to permit others to perform any of the obligations under this Agreement;

(ii) in connection with the arranging of financing or assignment; and

(iii) to the extent required by any applicable law or regulation in accordance with good Petroleum Industry practices, provided that such disclosure will not cause any damage or prejudice the MINISTRY's rights under this Agreement.

٢٨-٢: الاستخدام أو الإفشاء بواسطة المقاول :

٢٨-٢-١: للمقاول حرية استخدام المعلومات لكافة الأغراض اللازمة لتمكينه من تنفيذ التزاماته بمقتضى هذه الاتفاقية.

٢٨-٢-٢: يمكن للمقاول أن يفشي معلومات للآخرين (بما في ذلك وشركاته التابعة):

(١) بالقدر الضروري لتمكين الآخرين من تنفيذ أية التزامات طبقا لهذه الاتفاقية.

(٢) المجالات المتعلقة بترتيب عمليات التمويل أو التنازل، و

(٣) بالقدر التي تتطلبه القوانين أو الأنظمة السارية طبقا للممارسات السليمة في الصناعة البترولية وبشرط أن مثل ذلك الإفشاء لن يضر أو يسبب أي ضرر بحقوق الوزارة بمقتضى هذه الاتفاقية.

Provided, however, any disclosure under Article 28.2.2 (i) or Article 28.2.2(ii), above shall require the third party to which the disclosure is made to agree in writing to maintain the same confidentiality requirements applied to the CONTRACTOR hereunder.

28.3 Approval of the MINISTRY
Any use or disclosure not specifically authorized under Article 28.2 above, shall be subject to the written authorization of the MINISTRY.

28.4 Exemption
This Article 28 shall not apply to any information which the CONTRACTOR acquired or acquires from any source other than from the performance of this Agreement or from the MINISTRY or which is considered to be in the public domain.

ARTICLE 29
ANCILLARY RIGHTS OF CONTRACTOR

29.1 For the purpose of its Petroleum Operations under this Agreement and subject to the laws and regulations at the time in force and subject to the approval of the GOVERNMENT, the CONTRACTOR shall have the right to take free of cost any stone, sand or other building materials from land not privately occupied or owned and to drill for and take any water which may be available and may be required for Petroleum Operations, provided that the inhabitants are not prevented from taking their usual requirements of such materials and that the water supply of the local inhabitants and nomad population is not endangered.

29.2 Radio, telephone and other communication facilities maintained by the CONTRACTOR shall be for its exclusive use for purposes of its activities under this Agreement, shall be subject to all governmental regulations and shall be available for reasonable or emergency use by the GOVERNMENT free of charge. Such facilities shall be so constructed and operated as not to interfere with similar installations which exist or with the permission of the MINISTRY may be established in YEMEN for public use or for the purposes of defense.

29.3 The CONTRACTOR shall have the right to use without payment and in a safe manner, existing roads within YEMEN and shall permit free public use of the roads constructed and maintained by it, except such roads as the CONTRACTOR may with the

على أنه في حالة أي إفشاء طبقاً للفقرة (٢٨-٢-٢(١)) أو (٢٨-٢-٢(٢)) أعلاه فيتوجب على الطرف الثالث الذي أفشيت له تلك المعلومات أن يوافق كتابيا بالمحافظة على نفس متطلبات السرية المطبقة المقاول بمقتضى هذه الاتفاقية.

٢٨-٣: موافقة الوزارة :
أي استخدام أو إفشاء غير مرخص به بالتحديد في المادة (٢٨-٢) أعلاه سوف يكون خاضعا لأذن كتابي من الوزارة.

٢٨-٤: الاستثناء :
لا تنطبق هذه المادة (٢٨) على أي معلومات اكتسبها المقاول أو يكتسبها من أي مصدر آخر غير تلك المعلومات التي يمكن أن يكون قد حصل عليها نتيجة قيامه بتنفيذ هذه الاتفاقية أو من الوزارة أو تلك المعلومات التي تعتبر أملاكا عامة.

المادة التاسعة والعشرون
حقوق المقاول الأخرى

٢٩-١: للمقاول ولأغراض عملياته بمقتضى هذه الاتفاقية ومع مراعاة القوانين والأنظمة السارية ووجوب الحصول على موافقة الحكومة، الحق بأن يأخذ مجانا أي أحجار، أو رمال، أو أية مواد أخرى من الأرض الغير مشغولة أو المملوكة للأهالي وأن يحفر ويأخذ الماء الموجود والذي قد يلزم للعمليات بموجب هذه الاتفاقية، شريطة أن لا يعيق ذلك السكان من أخذ ما يحتاجوا إليه عادة من تلك المواد وألا يهدد ذلك موارد مياه السكان المحليين والرحل.

٢٩-٢: تسهيلات الراديو والتلفون ووسائل المواصلات الأخرى التي يديرها المقاول، ستكون لاستعمالها الحصري لأغراض الأنشطة التي يقوم بها بموجب هذه الاتفاقية إلا أنها ستخضع لكافة الأنظمة الحكومية وستوضع مجانا تحت تصرف الحكومة للاستخدام المعقول أو للاستخدام في حالات الطوارئ. وستقام هذه المرافق وتشغل بشكل يحول دون تداخلها مع أية منشآت مماثلة قائمة أو قد تسمح الوزارة بقيامها في اليمن للاستخدام العام أو للغايات الدفاعية.

٢٩-٣: يحق للمقاول الحق دون أن يدفع أية أجور أن يستخدم الطرق الموجودة داخل اليمن بطريقة آمنة وسيسمح بدوره للعامة باستعمال أية طرق

consent of the MINISTRY declare to be for its exclusive private use.

يقوم ببنائها وصيانتها، ما عدا الطرق التي يجوز للمقاول بموافقة الوزارة أن يعلن أنها طرقا خاصة ومحصورة عليه.

29.4 The CONTRACTOR shall have the right to use existing public harbor and airports in YEMEN upon payment of the port and harbor dues or landing or other fees generally applicable in accordance with applicable regulations, provided that such use is not so extensive to interfere with the right of the public to use such harbors and airports.

٤: يحق للمقاول أن يستخدم الموانئ والمطارات العامة الموجودة باليمن لقاء دفع رسوم موانئ أو مطارات أو رسوم هبوط أو أية أجور أخرى سارية عموما وفقا للأنظمة المطبقة، شريطة ألا يكون ذلك الاستعمال مكثفا بحيث يعرقل حق الأهالي باستعمال تلك المطارات والموانئ.

29.5 Subject to the approval of the appropriate GOVERNMENT authorities, the CONTRACTOR shall have the use and occupation of surface rights over the lands and buildings owned by the GOVERNMENT in YEMEN which they may reasonably require for Petroleum Operations under this Agreement subject to an agreed upon rental payment which shall not be less favorable than available to any other international petroleum company operating in the ROY. When land, surface rights or buildings required by the CONTRACTOR for the Petroleum Operations under this Agreement are privately occupied or owned, their purchase, lease or clearance shall be effected on terms to be negotiated by the CONTRACTOR with the owner or occupier but such terms shall not be substantially more onerous to the CONTRACTOR than those normally offered currently for similar transactions in the locality concerned. The GOVERNMENT shall, upon request by the CONTRACTOR assist in the negotiations with the owner and occupier and shall use the power of eminent domain when necessary after the payment of reasonable compensation to the owner in compelling cases.

٥: تبعا لموافقة السلطات الحكومية المختصة يحق للمقاول أن يستعمل ويشغل الحقوق السطحية للأراضي والمباني المملوكة للحكومة في اليمن التي قد يحتاج إليها بشكل معقول لتنفيذ عملياته البترولية بمقتضى هذه الاتفاقية مقابل أن يسدد الإيجارات المتفق عليها والتي لن تكون أقل أفضلية من الإيجارات المتاحة لأي شركات بترولية عالمية أخرى تعمل في اليمن. وإذا كانت أية أرض أو حقوق سطحية أو مباني لازمة للمقاول من أجل العمليات التي ينفذها بموجب هذه الاتفاقية ملكا للأهالي فسيجري شراؤها أو استئجارها أو إخلاؤها بشروط يتفاوض عليها المقاول مع أصحاب أو شاغلي هذه الأماكن، شريطة ألا يتحمل المقاول لقاء ذلك شروطا باهظة أكثر بكثير مما هو سائد في المعاملات المماثلة التي تعقد محليا. وبناء على طلب المقاول ستقوم الحكومة بمساعدته في المفاوضات مع المالكين أو الشاغلين لها وستستخدم عند الضرورة حقها في الاستيلاء على الممتلكات للمنفعة العامة، بعد دفع المقاول للتعويض.

29.6 The CONTRACTOR shall have the right to incur and pay costs and expenses pertaining to any emergency affecting safety to person or property in the Petroleum Operations and such costs and expenses shall be recoverable under this Agreement provided that the MINISTRY shall be notified of any such emergency as soon as practicable.

٦: للمقاول الحق في تحمل ودفع التكاليف والنفقات المتعلقة بأي إجراء من إجراءات الطوارئ التي تؤثر على سلامة الفرد أو الممتلكات أثناء العمليات البترولية ومثل تلك التكاليف والنفقات يتم استردادها بموجب هذه الاتفاقية، شريطة أن تكون الوزارة قد أشعرت بأية حالة من حالات الطوارئ بمجرد وقوعها.

29.7 The CONTRACTOR shall have the right to incur and pay costs and expenses for any item of an approved Work Program and Budget for an amount in excess of the budget for such item and such costs and expenses shall be cost recoverable under this Agreement to the extent that they do not exceed ten percent (10%) of the budget for such item. The CONTRACTOR shall, with the approval of the MINISTRY, have the right to revise any approved Work Program and Budget.

٧: للمقاول الحق في تحمل ودفع التكاليف والنفقات لأي بند خاص ببرنامج العمل والميزانية التي تمت الموافقة عليها ومقدار الزيادة من الميزانية المخصصة لذلك البند وأن تلك التكاليف والنفقات ستخضع لاسترداد التكاليف بمقتضى هذه الاتفاقية وإلى المستوى الذي لا يزيد عن عشرة (١٠%) بالمائة من ميزانية ذلك البند. وللمقاول وبموافقة الوزارة الحق أن يراجع أية ميزانية وبرنامج العمل التي تمت الموافقة عليه.

ARTICLE 30
MISCELLANEOUS

30.1 The headings or titles to each of the Articles and paragraphs of this Agreement are solely for the convenience of the Parties hereto and shall not be used with respect to the interpretation or construction of the provisions of this Agreement.

30.2 Entire Agreement
This Agreement and the Annexes attached hereto represent the entire agreement between the Parties hereto with respect to the subject matter hereof, superseding all other previous oral and written communications, representations, and agreements with respect thereto. This Agreement and its Annexes may be modified only by all the Parties hereto and ratified in accordance with constitutional procedures in the ROY.

30.3 All items of archeological value that the CONTRACTOR encounters are the sole property of the STATE. The CONTRACTOR should notify the MINISTRY's representative(s) of such find as soon as it encounters such items. The CONTRACTOR must take all necessary precautions for the safety of the find during the execution of the Petroleum Operations. The CONTRACTOR shall abide by the laws of YEMEN and lawful instructions in this regard.

30.4 Considering that the Parties hereto base their relationship under this Agreement on good will and good faith, the Parties hereto agree that in those provisions of this Agreement where a Party hereto is required to obtain the consent, approval, determination, or agreement of the other Party hereto, such consent, approval, determination or agreement shall not be unreasonably withheld.

30.5 The MINISTRY, on behalf of the Government, shall coordinate the CONTRACTOR's Petroleum Operations conducted in accordance with this Agreement.

المادة الثلاثون
عموميـــــــات

: إن العناوين أو الأسماء لكل مادة من مواد وفقرات هذه الاتفاقية هن فقط من أجل ملائمة الأطراف في الاتفاقية ولا يمكن استخدامها لتفسير أو تأويل أحكام هذه الاتفاقية.

: **الاتفاقية الكاملة :**
هذه الاتفاقية والملاحق المرتبطة بها تمثل الاتفاقية الكاملة بين الأطراف هنا فيما يتعلق بالموضوع القائم، ويحل كل ذلـــك محـــل الاتصـــالات الكتابيـــة والشـــفوية الأخرى التي أجريت سابقا بما فيها التمثيل والمذكرات الجانبية، والاتفاقيات، التي أجريت في ذلك الصدد. أن هذه الاتفاقية وملاحقها يمكن أن تعدل فقط من جميع أطرافها ويجب أن يصادق عليها طبقا للإجراءات الدستورية في الجمهورية اليمنية.

: تكـون جميـع العنـاصر ذات القيمـة الأثريـة التـي يعـثر عليـها المقـاول ملكـا للدولـة ويقـوم المقـاول خـلال أقـرب وقـت ممكـن بـإبلاغ ممثـل (ممثلـي) الـوزارة بـهذا العثـور عـن تلـك العنـاصر ويجـب علـى المقـاول أن يتخـذ جميـع الإجـراءات الوقائية اللازمة لسلامتها أثناء تنفيذ العمليات البترولية، كما يجب عليه الالتزام بالقوانين والتعليمات الصادرة بهذا الخصوص.

: وعلـى اعتبـار أن الأطـراف بـهذا يبنـون علاقاتـهم بموجـب هـذه الاتفاقيـة علـى أسـاس مـن سـلامة المقصـد وحسـن النيـة، وعليـه فقـد أتفـق الأطـراف بـهذا علـى أن تكـون أحكـام الاتفاقيـة التـي تتطلـب مـن أي طـرف الحصـول علـى موافقـة أو مصادقـة الاتفـاق أو موافقـة الطرف الأخـر فـإن هـذه الموافقة والمصادقة أو التحديد، لـن تحجب دون أي سبب معقول.

٥: ستقوم الـوزارة نيابـة عـن الحكومـة بتنسـيق العمليات البترولية التي يقوم بها المقاول طبقا لهذه الاتفاقية.

ARTICLE 31
ASSIGNMENT AND AUTHORIZATION BY THE MINISTRY

The MINISTRY reserves the right to assign part or the whole of its rights and obligations in this Agreement to any of its Dependent Units in the ROY during any period when this Agreement is in effect, and reserves the right to recover all of its rights and its obligations at any time it desires to do so. The MINISTRY has the right to assign to and/or to deputize more than one (1) Dependent Unit to exercise its rights and perform its obligations under this Agreement throughout all the stages of the execution of this Agreement. Any such transfer of rights and obligations shall not be binding on the CONTRACTOR until the MINISTRY has delivered to the CONTRACTOR the document effecting such transfer.

المادة الواحد والثلاثون
التنازل والتفويض من قبل الوزارة

تفظ الوزارة بحقها بالتنازل عن بعض أو كامل
توقها والتزاماتها في هذه الاتفاقية لاي من
حداتها التابعة في (ج . ي) في أية مرحلة
ـن مراحل تطبيق هذه الاتفاقية، كما يحق
ـها أن تعيد هذه الحقوق وهذه الالتزامات إليها
ا رغبت في ذلك في أي وقت تشاء. كما للوزارة
حق بأن تتنازل أو توكل لأكثر من وحدة من
حداتها بممارسة حقوقها وتنفيذ التزاماتها بمقتضى هذه الاتفاقية في
ميع مراحل تنفيذها. أي تحويل للحقوق أو الالتزامات لا يكون
زما للمقاول إلا بعد أن تسلم الوزارة للمقاول الوثيقة التي نفذ
وجبها مثل ذلك التحويل.

ARTICLE 32
THE OFFICIAL TEXT

This Agreement is written in the Arabic and English Languages both of which shall have equal legal force and effect, provided, however, before GOVERNMENT authorities in the ROY, the Arabic version shall be referred to in interpreting this Agreement; and in any arbitration proceedings under this Agreement the Arabic and English versions shall be referred to in interpreting this Agreement.

المادة الثانية والثلاثون
النص الرسمي

ـررت هذه الاتفاقية باللغتين العربية والإنجليزية
اللتان لهما نفس القوة والأثر القانونيين،
غرض تفسير هذه الاتفاقية أمام السلطات الحكومية بالجمهورية
بمنية فإن النص العربي هو الذي يستخدم، وفي حالة أي تحكيم
ـري بمقتضى هذه الاتفاقية فإن النصين العربي والإنجليزي
يستخدمان أيضا في تفسير هذه الاتفاقية.

ARTICLE 33
GOVERNMENTAL APPROVAL

This Agreement, signed by the MINISTRY and the CONTRACTOR, shall not be binding upon either of the Parties hereto, until the issuance of the law approving this Agreement according to the constitutional procedures in the ROY and giving the provisions of this Agreement, including the Annexes, full force and effect of law notwithstanding any contradictory GOVERNMENT enactment.

المادة الثالثة والثلاثون
موافقة الحكومة

ـذه الاتفاقية والتي تم توقيعها من قبل الوزارة
المقاول لن تكن ملزمة لأي من طرفيها ألا بعد
ـدور قانون بالموافقة عليها طبقا
لإجراءات الدستورية بالجمهورية اليمنية
ـذي سيمنح أحكامها بما في ذلك ملاحقها ا
امل القوة والأثر القانونين بصرف النظر عن أي تشريع حكومي
خالف لها.

ARTICLE 34
THE SIGNATURES

Certifying the foregoing, the Parties hereby sign this Agreement on the date which appears in the Preamble of this Agreement.:

MINISTRY OF OIL AND MINERALS

By: Dr. Rasheed S. Baraba
Signature: ....
Title: Minister of oil and Minerals
Date: 19 December 2004

THE CONTRACTOR:

1-DNO ASA

for
By: Lasse Kramer
Signature: Lasse Kramer
Title: GM
Date: 19.12.04

DNO ASA, YEMEN
P. O. Box 16133 Sana'a
ROY
Tel. 440 591

2- ANSAN WIKFS (HADRAMAUT) LTD

for
By: ....
Signature: Lasse Kramer
Title: ....
Date: 19.12.04

3- TG HOLDINGS YEMEN INC.

for
By: ....
Signature: Lasse Kramer
Title: ....
Date: 19.12.04

4- YEMEN GENERAL CORPORATION FOR OIL & GAS

By: ....
Signature: ....
Title: General Manager of YOG.
Date: 19 December 2004

المادة الرابعة والثلاثون
التوقيعات

٣٤- ١: أشهادا لما تقدم يوقع الطرفان هنا على هذه الاتفاقية في التاريخ المحدد في مقدمتها:

١- وزارة النفط والمعادن:-

عنها: ....
التوقيع: ....
الصفة: ....
التاريخ: ....

المقاول:

١- دي. ان. أو. إيه.إس.إيه

عنها: ....
التوقيع: ....
الصفة: ....
التاريخ: 19.12.04

٢- إنسان ويكفس (حضرموت) ليمتد

عنها: ....
التوقيع: ....
الصفة: 19.12.04
التاريخ: ....

٣- تي.جي. هولدينج يمن إنك

عنها: ....
التوقيع: ....
الصفة: ....
التاريخ: 19.12.04

٤- المؤسسة اليمنية العامة للنفط والغاز:

عنها: ....
التوقيع: ....
الصفة: ....
التاريخ: ....

ARTICLE 34
THE SIGNATURES

Certifying the foregoing, the Parties hereby sign this Agreement on the date which appears in the Preamble of this Agreement.

MINISTRY OF OIL AND MINERALS

By: ……………………………………
Signature: ……………………………
Title: ……………………………………
Date: ……………………………………

THE CONTRACTOR:
1-DNO ASA

By: ……………………………………
Signature: ……………………………
Title: ……………………………………
Date: ……………………………………

2- ANSAN WIKFS (HADRAMAUT) LTD

By: ……………………………………
Signature: ……………………………
Title: ……………………………………
Date: ……………………………………

3- TG HOLDINGS YEMEN INC.

By: ……………………………………
Signature: ……………………………
Title: ……………………………………
Date: ……………………………………

4- THE YEMEN COMPANY

By: ……………………………………
Signature: ……………………………
Title: ……………………………………
Date: ……………………………………

المادة الرابعة والثلاثون
التــوقــيــعـــــات

- ١: أشهادا لما تقدم يوقع الطرفان هنا على هذه الاتفاقية في ريخ المحدد في مقدمتها:

- وزارة النفط والمعادن:-

بها : ……………………………
وقيع: ……………………………
صفة : ……………………………
ريخ: ……………………………

قـــــــــاول:
دي. أن. أو. إيه.إس.إيه

بها: ……………………………
وقيع: ……………………………
صفة : ------------------------------
اريخ: ……………………………

- إنسان ويكفس (حضرموت) ليمتد

بها : ……………………………
وقيع: ……………………………
صفة : ------------------------------
اريخ: ……………………………

- تي.جي. هولدينج يمن إنك

بها : ……………………………
وقيع: ……………………………
صفة : ------------------------------
اريخ: ……………………………

- الشركة اليمنية:

بها : ……………………………
وقيع: ……………………………
صفة: ……………………………
تاريخ: ……………………………

ANNEX "A"
DESCRIPTION OF THE AGREEMENT AREA
Al-AIN Area, Hadramout Governorate, (BLOCK 72)
REPUBLIC OF YEMEN

The Agreement Area measures approximately 1821 square kilometres and is defined by the corner points numbered from "A" through B, C,D,E,F,G,H, and I, closing at (A) connected by straight lines as shown in Annex "B". The co-ordinates of such corner points are given in the following table:

Al-AIN Area :

A	E: 48.2000	N:15.6184
B	E: 48.4542	N:15.6184
C	E: 48.4542	N:15.5000
D	E: 48.6000	N:15.5000
E	E: 48.8222	N:15.3833
F	E: 48.8223	N:15.1663
G	E: 48.5292	N:15.1663
H	E: 48.5292	N:15.3833
I	E: 48.2000	N:15.3833

And closing at (A)
E: 48.2000
N:15.6184

وصف لمنطقة الاتفاقية
منطقة العين محافظة حضرموت
قطاع رقـم (٧٢)
الجمهورية اليمنية

ر منطقة الاتفاقية بـ ١٨٢١كم٢ معرفة بالنقاط الركنية ومرقمة من (أ، ، ج، د، هـ، و، ز، ح، ط) وينتهي عند (أ) والمتصلة بخطوط مستقيمة ا هي مبينة في الملحق (ب). حيث تحدد هذه النقاط بإحداثياتها الواردة اتها في الجدول الآتي :

طقة العين:

قطة (أ) :	خط العرض : ٤٨,٢٠٠٠	خط الطـول : ١٥,٦١٨٤
نقطة (ب):	خط العرض : ٤٨,٤٥٤٢	خط الطـول : ١٥,٦١٨٤
نقاط (ج):	خط العرض : ٤٨,٤٥٤٢	خط الطـول : ١٥,٥٠٠٠
نقاط (د):	خط العرض : ٤٨,٦٠٠٠	خط الطـول : ١٥,٥٠٠٠
نقطة (هـ):	خط العرض : ٤٨,٨٢٢٢	خط الطـول : ١٥,٣٨٣٣
نقطة (و):	خط العرض : ٤٨,٨٢٢٣	خط الطـول : ١٥,١٦٦٣
النقطة (ز):	خط العرض : ٤٨,٥٢٩٢	خط الطـول : ١٥,١٦٦٣
النقطة (ح):	خط العرض : ٤٨,٥٢٩٢	خط الطـول : ١٥,٣٨٣٣
النقطة (ط):	خط العرض : ٤٨,٢٠٠٠	خط الطـول : ١٥,٣٨٣٣

وتنتهي عند النقطة (أ).
خط العرض : ٤٨,٢٠٠٠
خط الطـول : ١٥,٦١٨٤

ANNEX "B"

AN ILLUSTRATIVE MAP OF THE AGREEMENT AREA

Annex "B" is an illustrative Map of the Agreement Area, **"Al-ain, Hadramout Governorate, (BLOCK 72) REPUBLIC OF YEMEN"**, which outlines the Area covered by this Agreement and defined and bound by the points **A, B, C, D, E, F,G, H,** and **I** closing at **"A"**.

الملحق (ب)

خارطة توضيحية لمنطقة الاتفاقية

الملحق (ب) عبارة عن :
خريطة توضيحية لمنطقة الاتفاقية (العين محافظة حضرموت قطاع رقم (٧٢) (الجمهورية اليمنية) والتي تحدد المساحة المغطاة بهذه الاتفاقية والمحددة بالنقاط (أ، ب، ج، د، هـ، و، ز، ح، ط) وتنتهي عند النقطة (أ).

Block (72). Ain



71
A
B
9
Area=1,821 sq Km
51
C
D
72
I
H
E
R2
73
G
F

ANNEX "C"

THE MINIMUM WORK OBLIGATION AND MINIMUM EXPENDITURE OBLIGATION DURING THE EXPLORATION PERIOD

I. <u>The First Exploration Period (Obligatory)</u>

1.1 The First Exploration Period is Thirty (30) Months starting on the Effective Date.

1.2 The CONTRACTOR is obligated to conduct the following minimum Exploration work during the First Exploration Period:

(a) Reprocess available seismic data related to Block (72)

(b) Conduct, acquire, process and interpret a minimum (150) kilometres of 2-D seismic lines, or an equivalent amount of 3-D seismic.

(c) Drill and evaluate Two (2) exploration wells with a minimum depth 200 metres in the Basement (Basement target is optional).

Minimum financial commitment for such Exploration work:

(a) Reprocess available seismic data and Conduct, acquire, process and interpret a minimum (150) kilometres.	U.S.$1,000,000
(b) Drill One (1) Exploration well	U.S.$1,500,000
(c) Drill one (1) Exploration well	U.S.$1,500,000
Total	U.S.$4,000,000

1.3 The CONTRACTOR is obligated to spend a minimum of ***Four million*** United States Dollars (U.S.$ ***4,000,000***) on Exploration work during the First Exploration Period.

2. <u>The Second Exploration Period (Optional)</u>

2.1 The Second Exploration Period is *Thirty (30)* Months starting on the Day after the end of the First Exploration Period, or any extension thereof the CONTRACTOR has entered into, if the CONTRACTOR so elects pursuant to the Agreement.

2.2 The CONTRACTOR is obligated to conduct the following Exploration work during the Second Exploration Period:

الملحق (ج)

التزامات الحد الأدنى للعمل والمصاريف خلال مرحلة الاستكشاف

١- <u>مرحلة الاستكشاف الأولى (إجبارية):</u>

١-١: مدة مرحلة الاستكشاف الأولى ثلاثون (٣٠) شهرا، تبدأ من تاريخ النفاذ.

١-٢: يلتزم المقاول خلال مرحلة الاستكشاف الأولى بأن يقوم بالأعمال الاستكشافية كحد أدنى الاتية:

(أ) إعادة معالجة المعلومات الزلزالية المتاحة المتعلقة بالقطاع (٧٢).

(ب) القيام بـ والحصول على معالجة وتفسير (١٥٠) كم كحد أدنى من الخطوط الزلزالية ثنائية الأبعاد (2D)، أو ما يعادلها من المسوحات الزلزالية ثلاثية الأبعاد.

(ج) القيام بحفر وتقييم بئرين (٢) استكشافيين بعمق أدنى يقدر بـ (٢٠٠) متر في صخور القاعدة (صخور القاعدة كهدف للحفر يعتبر إختياريا)

التزامات الحد الأدنى للإنفاق على الأعمال الاستكشافية تلك:

(أ) إعادة معالجة المعلومات الزلزالية المتاحة و القيام بـ والحصول على و معالجة وتفسير (١٥٠) كم من الخطوط الزلزالية ثنائية الأبعاد (2D)	١,٠٠٠,٠٠٠دولار
(ب) حفر وتقييم بئر استكشافي واحد	١,٥٠٠,٠٠٠دولار
(ج) القيام بحفر وتقييم بئر استكشافي واحدة بعمق أدنى يقدر بـ(٢٠) متر في صخور القاعدة	١,٥٠٠,٠٠٠ دولار
الإجمالي =	٤,٠٠٠,٠٠٠دولار

١-٣: يلتزم المقاول بإنفاق أربعة مليون (٤,٠٠٠,٠٠٠) دولار من دولارات الولايات المتحدة الأمريكية كحد أدنى خلال مرحلة الاستكشاف الأولى.

٢- <u>مرحلة الاستكشاف الثانية (اختيارية) :</u>

٢-١: مدة مرحلة الاستكشاف الثانية ثلاثون (٣٠) شهرا تبدأ بعد نهاية مرحلة الاستكشاف الأولى أو أي تمديد لها، إذا أختار المقاول الدخول فيها طبقا لهذه اتفاقية.

٢-٢: يلتزم المقاول القيام بالأعمال الاستكشافية الآتية خلال مرحلة الاستكشاف الثانية:

(a) Conduct, acquire, process and interpret a minimum of (100) kilometres of 2D seismic lines, or an equivalent amount of 3-D seismic.

(b) Drill and evaluate One (1) exploration well with a minimum depth of 200 meters in the Basement (The basement target is optional)

Minimum financial Commitment for such Exploration work:

(a) Conduct, acquire, process and interpret 100 kilometres of 2D seismic lines.	U.S.$1,000,000
(b) Drill and evaluate One (1) exploration well	U.S.$2,000,000

2.2 The CONTRACTOR is obligated to spend a minimum of ***Three million*** United States Dollars (U.S.$3,000,000) on Exploration work during the second Exploration Period.

3. Excess work in any portion of the Exploration Period (including extensions) may be carried forward to satisfy the work in a subsequent portion of the Exploration Period (including extensions).

أ ـ القيام بـ والحصول علـى ومعالجـة وتفسير (١٠٠) كـم٢ كحـد أدنـى ثنـائي الأبعـاد (2D)، أو ما يعادلـها مـن المسـوحات الزلزاليـة ثلاثية الأبعاد.

ب ـ حفر وتقييـم بـئر (١) استكشـافي واحـد بعمـق (٢٠٠) مـتر كحـد أدنـى فـي صخـور القاعدة (صخور القاعدة كهدف يعتبر اختياريا)

امات الحد الأدنى للإنفاق على الأعمال الاستكشافية تلك:

القيام والحصول على والمعالجة والتفسير بـ ١٠٠ كم من الخطوط الزلزالية ثنائي الأبعاد	١,٠٠٠,٠٠٠ دولار
حفر وتقييم بئر (١) استكشافي واحد	٢,٠٠٠,٠٠٠ دولار

٢-٣: يلتزم المقاول بإنفاق ثلاثة (٣,٠٠٠,٠٠٠) مليون دولارا من دولارات الولايات المتحدة الأمريكية على الأعمال الاستكشافية كحد أدنى خلال مرحلة الاستكشاف الثانية.

أي زيادة في الأعمال في أي جزء من مرحلة الاستكشاف (بما في ذلك التمديدات) يمكن ترحيله لتلبية متطلبات العمل في الجزء اللاحق من مرحلة الاستكشاف التالية الثانية (بما في ذلك التمديدات)

ANNEX "D"
FORM OF IRREVOCABLE LETTER OF CREDIT

DATE:
MINISTRY OF OIL AND MINERALS
(Address)
(Attention)

Re: OUR IRREVOCABLE LETTER OF CREDIT No.: ………………….

Gentlemen:

By order of our client, (name of company) (hereinafter referred to as the "CONTRACTOR") we hereby establish this irrevocable Letter of Credit No.:____________ in your favour, according to which we hereby undertake and guarantee to pay to you unconditionally the amount hereinafter referred to, without any question and reference to the CONTRACTOR, in the event that the CONTRACTOR has failed to fulfill its technical or financial obligations (including the clean up of work sites) under the Production Sharing Agreement for --------- Area, ----------- Governorate (Block -------), Republic of Yemen (the "PSA") entered into between the Ministry of Oil and Minerals (the "MINISTRY") of the first part, and **DNO, ANSAN WIKFS, TG** and the Yemen Company of the other part , effective as of (date) and its Annex "C" (hereto attached), which specifies the Minimum Work Obligation and Minimum Expenditure Obligation during the Exploration Period.

The amount guaranteed hereunder is ------- million United States Dollars *(U.S.$-----------)* for the CONTRACTOR's commitments during the First Exploration Period.

1. **Payments under the Letter of Credit**
   Payments under this Letter of Credit are available to you against presentation of a request by you for payment in the form of Exhibit I hereto, and a copy of the notice given to the CONTRACTOR notifying it that the Minimum Work Obligation has not been performed.

2. **Reduction of the Letter of Credit Amount**
   The total amount available hereunder shall be reduced automatically by the amount stated in a signed notice from the MINISTRY in the form of Exhibit II hereto, or as otherwise prescribed in Article 2.1.4 (c) of the PSA.

3. **Validity of this Letter of Credit**
   This irrevocable Letter of Credit is and continues to be valid as from the Effective Date of the PSA and until the earlier of:

الملحق (د)

صيغة خطاب الاعتماد الغير قابل للإلغاء

تاريخ : / /
وزارة النفط والمعادن
(العنوان)
عناية :

مرجع : خطاب اعتمادنا هذا الغير قابل للإلغاء الصادر عنا، رقم (---------).

السادة:

بأمر من عميلنا (أسم الشركة) الذي يدعى هنا وفيما بعد بـ (المقاول) نصدر لصالحكم خطاب الاعتماد هذا الغير قابل للإلغاء رقم (______) والذي نلتزم ونضمن بموجبه بأن ندفع لكم بدون شرط المبلغ المشار عليه هنا، دون الرجوع أو سؤال المقاول، ولكم في حالة عجز المقاول عن إنجاز الالتزامات الفنية والمالية، (بما في ذلك تنظيف مواقع العمل) بمقتضى اتفاقية المشاركة في الإنتاج لمنطقة (--------) بمحافظة ------- (قطاع ------) الجمهورية اليمنية (الاتفاقية) الموقعة بين وزارة النفط والمعادن (الوزارة) كطرف أول، دي. أن. أو. وإنسان ويكفس و تي جي والشركة اليمنية كطرف ثاني اعتباراً من (التاريخ) والملحق (ج) (المرفق هنا) والذي يحدد برنامج الحد الأدنى للعمل والحد الأدنى لالتزامات النفقات خلال مرحلة الاستكشاف.

إن المبلغ موضوع الضمان هنا هو مبلغ وقدره ------- (---------) دولارا أمريكيا مقابل التزامات المقاول لمرحلة الاستكشاف الأولى.

1) **المدفوعات بمقتضى خطاب الاعتماد:**
إن المدفوعات بمقتضى خطاب الاعتماد هذا ستكون تحت تصرفكم مقابل تقديمكم طلبا للسحب إلينا بالصيغة الموضحة في الاستمارة رقم (١) المرفق هنا، وصورة من الإخطار المرسل للمقاول بإخطاره بأن التزام الحد الأدنى من العمل لم ينفذ.

2) **تخفيض مبلغ خطاب الاعتماد:**
إن إجمالي المبلغ الموضح هنا سوف يتم تخفيضه تلقائيا طبقا للمبلغ المحدد في صيغة الإخطار الموقع من قبل الوزارة في الاستمارة رقم (٢) المرفق هنا أو حسبما تنص عليه المادة (٢-١-٤-جـ) من اتفاقية المشاركة في الإنتاج.

3) **صلاحية خطاب الاعتماد:**
إن خطاب الاعتماد هذا الغير قابل للإلغاء سوف يظل صالحا من تاريخ نفاذ اتفاقية المشاركة في الإنتاج وحتى يحين الأسبق من الآتي:

(a) Six (6) Months after the end of the First Exploration Period or any extension thereto or (6) Months after the termination of the PSA; or

أ- ستة (٦) أشهر بعد نهاية مرحلة الاستكشاف الأولى أو أي تمديد لها، أو ستة (٦) أشهر بعد انتهاء اتفاقية المشاركة في الإنتاج؛ أو

(b) The total reductions or payments for the total amount of this Letter of Credit (after reductions as referred to above) for the relevant Exploration Period.

ب- بعد إتمام إجمالي التخفيضات أو المسحوبات لإجمالي مبلغ خطاب الاعتماد هذا (بعد التخفيضات المبينة أعلاه) لمرحلة الاستكشاف المعنية.

4. **Extension of Letter of Credit**

The term of this Letter of Credit shall be automatically extended for a period equivalent to any extension period granted by the MINISTRY to the CONTRACTOR under the PSA or any extension as a result of Force Majeure under the PSA after the issuing bank has received instructions to that effect from the MINISTRY.

صلاحية خطاب الاعتماد :

يتم تلقائياً تمديد فترة صلاحية الاعتماد هذا لمدة تعادل أي فترة تمديد تمنحها الوزارة للمقاول وفقاً لاتفاقية المشاركة في الإنتاج أو أي تمديد ناجم بسبب القوة القاهرة حسب اتفاقية المشاركة في الإنتاج وذلك بعد استلام المصرف خطاب بتعليمات من الوزارة بهذا الشأن.

The defined terms in this Letter of Credit (including Exhibits I, II and III as well as Appendix I to Exhibit III) shall have the same meanings as specified in the PSA.

إن الشروط المحددة في خطاب الاعتماد هذا تشمل الاستمارة رقم (١، ٢، ٣) والملحق التابع (١) إلى الاستمارة رقم (٣) ستتضمن نفس المعاني المحددة في اتفاقية المشاركة في الإنتاج .

5. **Suspension:**

During the Force Majeure the Letter of Credit shall be suspended and continue in force thereafter during such period of Force Majeure.

التعليق:

يتم تعليق خطاب الاعتماد خلال فترة القوة القاهرة ويستمر مفعوله فيما بعد انتهاء فترة القوة القاهرة تلك.

If the Force Majeure event continues for a period of six (6) Months, and the CONTRACTOR terminates its obligations in accordance with the Production Sharing Agreement this Letter of Credit shall automatically be cancelled according to its terms.

إذا استمرت حالة القوة القاهرة لمدة ستة (٦) أشهر، وقام المقاول بإنهاء التزماته طبقاً لاتفاقية المشاركة في الإنتاج فإن خطاب الاعتماد هذا سوف ينتهي تلقائياً طبقاً لأحكامه

We hereby guarantee the payment of all amounts not having been reduced in accordance with the above within ten (10) Days of receipt by us of your written notice, without further juridical procedures.

إننا نتعهد هنا بدفع كل المبالغ التي لم تخفض طبقاً لما ورد أعلاه وذلك خلال عشرة أيام من استلامنا لإخطاركم الكتابي دون الحاجة إلى أية إجراءات قضائية أخرى.

(Name of Issuing Bank)

By:________________

Signature:__________________

Title: ______________

Date :________________

اسم البنك المصدر) :

الاسم : ________________

توقيع : ________

صفة : ________________

تاريخ : __/__/____م

EXHIBIT 1

NOTICE FOR PAYMENT UNDER IRREVOCABLE LETTER OF CREDIT NO.: ....

DATE:
[NAME AND ADDRESS OF ISSUING BANK)
Re: Irrevocable Letter of Credit No.:

Gentlemen:
Please be advised that we hereby request payment under the above referenced Letter of Credit and that:

1. (Name of Company) (the "CONTRACTOR") has not completed its obligations under the Production Sharing Agreement for ---------- Area, ------- Governorate (Block-----), Republic of Yemen (the "PSA"), effective as of (date) entered into between the Ministry of Oil and Minerals ("the MINISTRY") of the first part, DNO, ANSAN WIKFS, TG and the Yemen Company of the other part, with respect to the Minimum Work Obligation or the clean up of work sites in relinquished areas according to good Petroleum Industry practices for the current Exploration Period of the PSA within the period specified therein and we are entitled to request payment under the Letter of Credit.
2. We certify that in respect of the obligations not performed, the notice of payment made under the Letter of Credit is the sum agreed between us and the CONTRACTOR in the PSA as corresponding to the costs of such work as provided in the Minimum Work Obligation and Minimum Expenditure Obligation under the PSA for the relevant Exploration Period.
3. The MINISTRY has notified the CONTRACTOR at least fourteen (14) Days before the date hereof of the work that has not been performed and the CONTRACTOR has subsequently not performed such work. A copy of the written notice to the CONTRACTOR is attached hereto.
4. This notice for payment is in the amount of ....United States Dollars (U.S.$...............). Please transfer these funds to our Account No.................... in.....................Bank within ten (10) Days of receiving this notice.

MINISTRY OF OIL & MINERALS,
By: ____________________
Signature:____________________
Title: ____________________
Copy to the CONTRACTOR
(Address)

استمارة (١)

عار الدفع بمقتضى خطاب الاعتماد الغير قابل للإلغاء رقم : (_____)

اريخ : / /
م وعنوان البنك الذي أصدر الضمان)
رجع : خطاب الاعتماد الغير قابل للإلغاء رقم : (______) .

يا السادة :
جى العلم بأنه بموجب هذا نطلب الدفع بمقتضى خطاب الاعتماد مرجع أعلاه وذلك استناداً إلى ما يلي :

١) اسم الشركة) (المقاول) لم ينـهي التزاماتـه طبقـاً لاتفاقيـة المشاركة في الإنتاج لمنطقة ---------- بمحافظة ---------- (قطاع -----) الجمهورية اليمنية (الاتفاقية) النافذة (التاريخ) بين وزارة النفط والمعادن (الوزارة) كطرف أول دي. أن. أو. وإنسان ويكفس و تي جي والشركة اليمنية كطرف ثاني. وذلـك فيما يخص الحد الأدنى من التزامات العمل أو عمليات تنظيف مواقع العمل في المناطق المتخلى عنـها وفقاً للممارسـات السليمة في الصناعة البترولية لمرحلة الاستكشاف الجاري لاتفاقية المشاركة في الإنتاج خلال المدة المنصوص عليها فيها، فنحن بذلك لنا الحق في المطالبة في الدفع وفقاً لخطاب الاعتماد المذكورة.

٢) ونشهد أنه بخصوص الالتزامات الغير منفذة، وأن الإشعار بالدفع قد تم بمقتضى خطاب الاعتماد هو المبلغ المتفق عليه بيننا وبين المقاول في اتفاقية المشاركة في الإنتاج وأن هذا المبلغ يساوي التكاليف لتلك الأعمال كما هي مشروطة لالتزام الحد الأدنى للعمل والحد الأدنى لالتزام الإنفاق بمقتضى اتفاقية المشاركة في الإنتاج لمرحلة الاستكشاف المعنية .

٣) إن الوزارة قد أبلغت المقاول بأربعة عشر (١٤) يوماً على الأقل قبل التاريخ المذكور أعلاه عن العمل الذي لم ينفذ وأن المقاول بعد ذلك لم يقم بتنفيذه ومرفق مع هذا نسخة من ذلك الإشعار المكتوب والمرسل إلى المقاول .

٤) مقدار هذا الدفع يعادل ______________ دولاراً من دولارات الولايات المتحدة الأمريكية. يحول لحسابنا في بنك ______________ رقم الحساب ______________ خلال عشرة (١٠) أيام من استلام هذا الإخطار .

زارة النفط والمعادن

لاسم : ______________
صفة : ______________
توقيع : ______________
تاريخ : __/__/__ م

صورة للمقاول (العنوان)

EXHIBIT II

NOTICE OF REDUCTION OF IRREVOCABLE LETTER OF CREDIT NO.: ....

DATE:
(Name and address of Bank issuing Irrevocable Letter of Credit)

Re: Irrevocable Letter of Credit No.: ....

This is to notify you that in accordance with the Production Sharing Agreement entered into between the Ministry of Oil and Minerals (the "MINISTRY") of the first part, and DNO, ANSAN WIKFS, TG and the Yemen Company on the other part, for ----------- Area, ------------- Governorate (Block-------), Republic of Yemen (the "PSA"), effective as of (date), the undersigned have signed this notice on the date hereof to reflect the completion by (name of company) (the "CONTRACTOR") of the work corresponding to the amount stated below. You are hereby authorized and instructed to reduce the amount of the Letter of Credit by the amount of ....United States Dollars (U.S.$ ....) and to notify the CONTRACTOR of this reduction.

MINISTRY OF OIL & MINERALS

By : ____________________

Signature: ____________________

Title: ____________________

استمارة (٢)

عار بالتخفيض من خطاب الاعتماد الغير قابل للإلغاء
(: (______)
اريخ : / /
سم وعنوان البنك الذي أصدر خطاب الاعتماد الغير قابل للإلغاء).

رجع : خطاب الاعتماد الغير قابل للنقض رقم : (______).

ا نشعركم وفقاً لاتفاقية المشاركة في الإنتاج فيما بين وزارة النفط معادن (الوزارة) كطرف أول دي. أن. أو وإنسان ويكفس ي جي والشركة اليمنية كطرف ثاني لمنطقة (-------)، محافظة ------) قطاع رقم (--) بالجمهورية اليمنية (الاتفاقية) النافذة تبارا من (التاريخ) أن الموقع أدناه قد قام بالتوقيع على هذا الإشعار ، تاريخه المذكور هنا لإظهار أن العمل المنجز من قبل (أسم ركة) (المقاول) يتوافق مع المبلغ المحدد أدناه. إنكم مفوضون جب هذا ومأمورون بتخفيض مبلغ خطاب الاعتماد بمبلغ ______ دولاراً من دولارات الولايات المتحدة مريكية وبإشعار المقاول عن التخفيض للأعمال الموضحة أدناه لغ ______ دولار أمريكي.

ارة النفط والمعادن

سم : ____________
سفة : ____________
وقيع : ____________
اريخ : __/__/____م

EXHIBIT III

FORM OF IRREVOCABLE LETTER OF CREDIT

DATE:
MINISTRY OF OIL AND MINERALS, REPUBLIC OF YEMEN
(Address)
(Attention)
Re: OUR IRREVOCABLE LETTER OF CREDIT NO: ………………

Gentlemen:

By order of our client, (name of company) (hereinafter referred to as the "CONTRACTOR"), we hereby establish this irrevocable Letter of Credit No.: ………… in your favour, according to which we hereby undertake and guarantee to pay to you unconditionally without any question the amount of -------------- United States Dollars (U.S.$ ----------) (the "Guaranteed Amount" to cover as the signature bonus) as required under the Production Sharing Agreement for --------- Area, --------- Governorate (Block -----), Republic of Yemen (the "PSA") entered into between the Ministry of Oil and Minerals (the "MINISTRY") of the first part, and DNO, ANSAN WIKFS, TG and the Yemen Company of the other part, dated ………………2004 under the terms and conditions stipulated below:

1. Validity

This Letter of Credit shall be effective from 08.00 a.m. (date) and expires on earlier of the following:

i. immediately upon payment of the signature bonus by the CONTRACTOR as required under the PSA; or

ii. immediately upon payment by the Bank to the MINISTRY under this Letter of Credit; or

iii. on the thirtieth (30th) calendar day from the date of issuance of the law approving the PSA; or

iv. (date) (being six (6) months from the effective date of this Letter of Credit).

All claims must be submitted to the Bank before 5.00 p.m. on the appropriate expiry date mentioned herein failing which this Letter of Credit shall become null and void.

إستمارة (٣)

صيغة خطاب إعتماد غير قابل للإلغاء

تاريخ :
وزارة النفط والمعادن
(العنوان)
عناية :

المرجع : خطاب اعتمادنا هذا الغير قابل للإلغاء الصادر عنا رقم (______) .

السادة :

بأمر من عميلنا (أسم الشركة) الذي يدعى هما فيما بعد بـ(المقاول) نصدر لصالحكم خطاب الاعتماد هذا الغير قابل للإلغاء رقم (____) والذي نلتزم ونضمن بموجبه بأن ندفع بدون شرط مبلغ ---------------------- (-----------) دولار أمريكي (لتغطي منحة التوقيع) كما أشترط في اتفاقية المشاركة في الإنتاج لمنطقة (---------) محافظة ---------- (قطاع --) الجمهورية اليمنية (اتفاقية المشاركة في الإنتاج) الموقعة بين وزارة النفط والمعادن كطرف أول دي.أن. أو وإنسان ويكفس وتي. جي والشركة اليمنية طرف ثاني بتاريخ __/__/٢٠٠٤م بموجب الشروط التالية :

١ - سريان المفعول :

يسري مفعول خطاب الاعتماد هذا في الساعة الثامنة صباحاً من تاريخ __/__/____م وينتهي بتاريخ __/__/____م وفقاً للأسس التالية :

١- حالما يقوم المقاول بدفع منحة التوقيع كما ورد في اتفاقية المشاركة في الإنتاج؛ أو

٢- حالما يقوم البنك بالدفع للوزارة المبلغ بموجب خطاب الاعتماد هذا؛ أو

٣- في اليوم الثلاثين من تاريخ إصدار القرار بالموافقة على اتفاقية المشاركة في الإنتاج ؛ أو

٤- (التاريخ) بعد مضي ستة (٦) أشهر من تاريخ سريان مفعول خطاب الاعتماد هذا.

جميع المطالبات تقدم إلى البنك قبل الساعة الخامسة مساءً من تاريخ الانتهاء المذكور هنا، وإلا فإن خطاب الاعتماد هذا سيعتبر لاغياً.

2. Payment Instruction

Payment under this Letter of Credit is available to you against a written request from the MINISTRY for payment in the form attached hereto as Appendix I stating that the CONTRACTOR has failed to pay the signature bonus as required under the PSA on the Effective Date.

- تعليمات الدفع :

ع بموجب خطاب الاعتماد هذا يمكن تحقيقه ب كتابي من الوزارة حسب النموذج الموضح الملحق (١) يذكر فيه بأن المقاول قد عجز عن دفع منحة التوقيع ا لاتفاقية المشاركة في الإنتاج وذلك في غضون (بتاريخ النفاذ).

3. Return to the Bank

On the relative expiry date pursuant to paragraph 1 above or upon receipt of a claim for full payment under this Letter of Credit or upon early payment and termination of the Letter of Credit, the original of this Letter of Credit must be returned immediately to the Bank.

- الإعادة إلى البنك :

ي تاريخ الانتهاء وفقا للفقرة (١) أعلاه وعند ستلام المطالبة بالدفع الكامل حسب خطاب عتماد أو عند انتهاء مفعول خطاب الاعتماد إن أصل خطاب الاعتماد يجب أن يعاد في الحال البنك.

4. Renewal of Irrevocable Letter of Credit

The validity of this Letter of Credit shall be extended upon a written request from the MINISTRY to the Bank provided that the CONTRACTOR has consented to such request from the MINISTRY.

- تجديد خطاب الاعتماد :

مفعول خطاب الاعتماد هذا ينبغي تمديده د استلام طلب كتابي من الوزارة موجهة البنك شريطة أن يكون المقاول قد حصل على موافقة بذلك الطلب الوزارة.

(Name of Issuing Bank)

By: ....

Signature: ....

Title: ....

سم البنك المصدر):

ن قبل: ______________

توقيع : ______________

وظيفة : ______________

Appendix (1)

NOTICE OF DRAWING THE LETTER OF CREDIT NO.: ………..

DATE:
To: (Name of Issuing Bank)
From: THE MINISTRY OF OIL AND MINERALS
Re: Irrevocable Letter Of Credit No: ……….

We, the Ministry of Oil and Minerals (the "MINISTRY") certify that (name of company) (the "CONTRACTOR") has failed to pay the signature bonus of ------------ United States Dollars (U.S.$ ------------) (the "Guaranteed Amount") within ………… (…..) Days from the date of issuance of the law approving the Production Sharing Agreement for --------Area, --------- Governorate (Block--), Republic of Yemen (the "PSA") entered into between the MINISTRY of the first part, and DNO ANSAN WIKFS, TG and the Yemen Company of the other part, effective as of (date), as required under the PSA.

We hereby claim under your Irrevocable Letter of Credit No: . ……… for the Guaranteed Amount payable to the MINISTRY.

Please transfer the Guaranteed Amount to our Account No.: ……….. in …………….. Bank within ten (10) Days of receiving this notice.

MINISTRY OF OIL AND MINERALS
By: ………………..
Signature: ……………………
Title: ………………

Copy to the CONTRACTOR
(Address)

الملحق التابع (١)

عار سحب خطاب الاعتماد رقم (________)

ى : (البنك الذي صدر عنه)
ى : وزارة النفط والمعادن
صوص : خطاب الاعتماد الغير قابل للنقض رقم (______).

ـــهد وزارة النفـــط والمعـــادن (الـــوزارة) بـــأن ـــم الشـــركات) (المقـــاول) قـــد عجـــز عـــن ـــديد منحـــة التوقيـــع البـــالغ قدرهـــا ------------ ---------) دولار أمريكـــي (المبلـــغ المضمـــون) لال فترة ______ يوماً من تاريخ صدور القرار الذي يوافق لى اتفاقية المشاركة في الإنتاج لمنطقة -------- بمحافظة -------- طاع --) بالجمهورية اليمنية (اتفاقية المشاركة في الإنتاج) الموقعة ن الوزارة كطرف اول دي. أن. أو. وإنسان ويكفس، تي جي الشركة اليمنية كطرف ثاني سارية المفعول اعتباراً من _/_/____م وفقاً لاتفاقية المشاركة في الإنتاج .

حن بهذا نطالب بمبلغ الضمان المنصوص عليه في خطاب لاعتماد لصالح الوزارة . نرجو تحويل المبلغ لحسابنا رقم ____________ في بنك ____________

لال عشرة (١٠) أيام من استلام هذا الإشعار

زارة النفط والمعادن

توقيع : ________________
وظيفة : ________________

صورة للمقاول)

ANNEX "E"

FORM OF CHARTER OF THE OPERATING COMMITTEE

ARTICLE 1

OPERATIONS AND DEVELOPMENT PERIOD

All provisions of this Charter shall be subject to provisions of Article 6 of the Agreement.

ARTICLE 2

OPERATING COMMITTEE

2.1: Operating Committee meetings shall be held at any time at the request of either the MINISTRY or the CONTRACTOR, upon at least thirty (30) Days notice in writing to the other Party, but in any event shall be held at least once per Calendar Quarter.

2.2: Any notice for any meeting shall include the date, time and location of such meeting, along with a list of the items to be discussed. The Vice Chairman shall be responsible for preparing the final agenda for any meeting, which shall include all matters proposed to be discussed by the Chairman and the Vice Chairman. Agendas shall be provided to the Parties at least seven (7) Days prior to the meeting.

2.3: A quorum shall be deemed to exist if each Party has one representative present.

2.4: All Operating Committee meetings shall be held in Sana'a, the ROY or at such location as the Chairman and the Vice Chairman may otherwise agree upon.

2.5: All resolutions of the Operating Committee must be approved unanimously. If matters arise which cannot be unanimously agreed the Chairman and Vice Chairman shall meet, in an attempt to reach such agreement. Failing such agreement, the CONTRACTOR shall consult directly with the MINISTRY to resolve any outstanding matter.

2.6: As soon as possible, but in any event not later than forty-five (45) Days, after each Operating Committee meeting, the Vice Chairman shall submit to the Parties draft minutes of the meeting summarizing the results of such meeting. Unless approved earlier by the Parties, the minutes shall be presented at the next meeting of the Operating Committee for consideration and approval. Such approval shall be evidenced by the signature of the Chairman and the Vice Chairman. Thereafter, the minutes shall

الملحـق (هـ)

صيغة نظام عمل لجنة التشغيـل

المادة (الأولى)

العمليـات ومرحلـة التنميـة

ب أن تخضع جميع أحكام هذا النظام لأحكام المـادة (٦) مـن تفاقية.

المادة الثانية

لجنــة التشغيـل

٢-١: تنعقـد اجتماعـات لجنـة التشـغيل فـي أي وقـت، بناء على طلب من الوزارة أو مـن المقاول، وذلك بموجب إخطار لا تقل مدته على ثلاثين (٣٠) يوما يبلغ به الطرف الآخر، وفي جميع الأحوال يجب أن تنعقد تلك الاجتماعات مرة على الأقل في كل ربع سنة تقويمية.

٢-٢: أى إخطـار بشـأن إى اجتمـاع يجـب أن يتضمـن التـاريخ والموعـد والمكـان لذلـك الاجتمـاع ، مرفقـا بـه جـدول بالمواضيع التي سيتم مناقشتها. سـيكون نـائب رئيس اللجنـة مسئولا عن إعداد الجدول النهائي لأي اجتماع والـذي يجب إن يتضمن الأمور المقترحة للنقـاش مـن قبـل رئيـس اللجنـة ونائب رئيس اللجنة. يجب أن تقدم جـداول الاجتماعـات إلـى الأطـراف فـي مـدة لا تقـل علـى سـبعة (٧) أيـام سـابقة للاجتماع.

٢-٣: يعتبر النصاب القانوني مكتملا بالنسبة للاجتمـاع إذا حضـره ممثل واحد عن كل طرف.

٢-٤: جميع اجتماعـات لجنـة التشـغيل يجـب أن تنعقـد فـي صنعـاء بالجمهورية اليمنية أو في أى مكان آخر يتفـق عليـه الرئيـس ونـائبه.

٢-٥: جميع قرارات لجنة التشغيل يجب أن يوافق عليها بالإجمـاع . إذا بـرزت أمـور لا يمكـن التوصـل إلـى اتفـاق بالإجمـاع بصددهـا، توجب علـى الرئيـس ونائبـه أن يجتمعـا لمحاولـة الوصول إلى اتفاق. وإذا فشل مثل ذلك الاتفـاق، فإنـه يتعين علـى المقـاول التشـاور مباشـرة مـع الـوزارة لحـل أى أمـر معلق.

٢-٦: يجب على نائب الرئيس أن يقوم، وبأسرع وقت ممكن، بتسليم الأطـراف مسودة محضـر الاجتمـاع ملخصـا فيـها نتـائج الاجتماع، وفـي جميع الأحـوال ليـس بعـد مـرور خمسـة وأربعين (٤٥) يوما تالية لكل اجتماع تعقده لجنـة التشـغيل. يجب أن تقدم محاضر الاجتماعات تلك إلى الاجتمـاع التـالي للنظر فيها والموافقة عليها، ما لم تكن قد تمت الموافقة عليها من قبل الأطراف في وقت سابق. سوف تعتبر تلـك الموافقـة قد تمت بمجرد توقيع كل من الرئيس ونائب الرئيس علـى

constitute conclusive evidence of resolutions adopted at such meeting.

ARTICLE 3

OPERATING SUBCOMMITTEES

3.1: Each Subcommittee shall consist of four (4) representatives, two (2) representatives appointed by the MINISTRY and two (2) representatives appointed by the CONTRACTOR. Each subcommittee shall receive information from the Operator, and shall make all necessary reports and proposals requested by the Operating Committee.

3.2: Subcommittee meetings shall be held at any time at the request of either the MINISTRY or the CONTRACTOR, upon at least ten (10) Days notice in writing to the other Party, but in any event shall be held at least once per Calendar Quarter. Any notice for a meeting shall include the date, time and location of such meeting, along with a list of the items to be discussed. The CONTRACTOR's representative shall prepare all agendas and minutes of Operating Subcommittee meetings. A quorum shall be deemed to exist if each Party has one (1) representative present. All Subcommittee meetings shall be held Sana'a in the ROY or at such other location as the representatives agree upon. Any recommendations or proposals of the Subcommittees, whether unanimous or not, shall be duly recorded in an appropriate report and communicated to the Operating Committee by the CONTRACTOR's representative.

3.3: The Work Program and Budget Subcommittee shall liaise with the Operator and report to the Operating Committee with respect to the following :

3.3.1: preparation and implementation of Annual Work Program and Budget for :

- Exploration, and
- Development and production operations

3.3.2: preparation of current Work Program outlook;

3.3.3: Crude Oil marketing and entitlements; and

3.3.4: The form of Statements of Expenditure and statements of Liquid Crude Oil production.

3.4: The Technical/Operations Subcommittee shall liaise with the Operator and reports to the Operating Committee with respect to the following:

تلك المحاضر. بعدئذ فإن محاضر الاجتماعات تلك سوف تكون برهانا ختاميا للقرارات التي اتخذت في ذلك الاجتماع.

المادة الثالثة

لجان التشغيل الفرعية

٣-١: سوف تتكون كل لجنة تشغيل فرعية من أربعة (٤) ممثلين، اثنان (٢) منهم يعينان من قبل الوزارة والاثنان (٢) الآخران يعينان من قبل المقاول. كل لجنة تشغيل فرعية سوف تتسلم المعلومات من المشغل وستقوم بإعداد كافة التقارير والمقترحات اللازمة على النحو الذي تطلبه لجنة التشغيل.

٣-٢: اجتماعات لجنة التشغيل الفرعية في أى وقت بناء على طلب الوزارة أو المقاول، بموجب إشعار لا يقل عن عشرة (١٠) أيام للطرف الآخر، وفي جميع الأحوال يجب أن تعقد تلك الاجتماعات مرة على الأقل في الربع السنة التقويمي. أى إشعار بالاجتماع يجب أن يتضمن التاريخ والوقت والمكان لذلك الاجتماع، مرفقا به قائمة بالمواضيع التي سوف تناقش. يجب على ممثل المقاول إعداد جداول ومحاضر اجتماعات لجنة التشغيل الفرعية. سوف يعتبر النصاب القانوني مكتملا إذا حضر الاجتماع ممثل واحد (١) عن كل طرف. يجب أن تنعقد اجتماعات لجان التشغيل الفرعية في صنعاء الجمهورية اليمنية أو في أي مكان آخر يقرره الممثلون. أى توصيات أو مقترحات للجان الفرعية، سواء تمت بالإجماع أو لم تتم به يجب أن تقيد في تقرير مناسب تبلغ به لجنة التشغيل من قبل ممثل المقاول.

٣-٣: تقوم اللجنة الفرعية لبرنامج العمل والميزانية بالتواصل مع المشغل وتقدم تقاريرها إلى لجنة التشغيل فيما يتعلق بالمسائل الآتية:

٣-٣-١: إعداد وتنفيذ البرنامج السنوي للعمل والميزانية لما يلي:

- الاستكشاف.
- التنمية وعمليات الإنتاج

٣-٣-٢: إعداد الرؤية حول برنامج العمل الجاري؛

٣-٣-٣: تسويق النفط الخام والحصص المستحقة؛ و

٣-٣-٤: صيغة بيانات المصاريف وبيانات إنتاج النفط الخام السائل.

٣-٤: تقوم اللجنة الفرعية للشئون الفنية والعمليات بالتواصل مع المشغل وتقدم تقاريرها إلى لجنة التشغيل فيما يتعلق بالمسائل الآتية:

3.4.1: technical aspects of the Development Work Program for development, production, maintenance and other production development activities concerning:

- geological and geophysical programs;
- drilling locations; and
- major facilities projects,

3.4.2: field and marine operating activities.

3.5: The Contracting and Procurement Subcommittee shall liaise with the Operator and report to the Operating Committee with respect to the following :

3.5.1: Implementation of pre-qualification process, when appropriate;

3.5.2: review of bid lists;

3.5.3: preparation of bid solicitations;

3.5.4: review of bid evaluations and recommended awards.

3.6: The Yemenization and Training Subcommittee shall liaise with the Operator and report to the Operating Committee with respect to the following :

3.6.1: review of the CONTRACTOR's organization charts;

3.6.2: training and Yemenization plans presented by the Operator; and

3.6.3: recommendations for Project Team Secondees, as set forth in Article 5 of this Annex "E"; and

3.6.4: in connection with annual Work Program and Budget, review and recommend training for Yemeni employees and a schedule (which schedule or schedules shall be consistent with international Petroleum Industry practices) for training of specialized Yemeni personnel to replace expatriates.

ARTICLE 4

EXPENSES

Reasonable out of pocket costs and expenses of Operating Committee representatives and Subcommittee representatives, incurred traveling to and from meetings outside Sana'a, the ROY shall be reimbursed by the CONTRACTOR according to the same policy the CONTRACTOR applies to its own employees. Project Team Secondees shall have all reasonable out of pocket costs and expenses reimbursed by the CONTRACTOR according to the same policy the CONTRACTOR applies

٣-٤-١: الجوانب الفنية لبرنامج العمل الخاص بالتنمية والإنتاج والصيانة وغيرها من أنشطة الإنتاج والتنمية.

- البرامج الجيولوجية والجيوفيزيائية.
-
- مواقع الحفر. و
- مشاريع المرافق الرئيسية؛ و

٣-٤-٢: أنشطة التشغيل الحقلية والبحرية.

٣-٥: تقوم اللجنة الفرعية للتعاقدات والتوريدات بالتواصل مع المشغل وتقدم تقاريرها إلى لجنة التشغيل في المسائل الآتية:

٣-٥-١: تنفيذ عمليات التأهيل الأولى، عندما يكون ذلك ملائماً.

٣-٥-٢: مراجعة قوائم العطاءات.

٣-٥-٣: إعداد عطاءات عروض الأسعار.

٣-٥-٤: مراجعة تقييمات العطاءات والإرساءات الموصى بها؛

٣-٦: تقوم اللجنة الفرعية لليمننة والتدريب بالتواصل مع المشغل وتقدم تقاريرها إلى لجنة التشغيل في المسائل الآتية:

٣-٦-١: مراجعة الهياكل التنظيمية للمقاول؛

٣-٦-٢: خطط التدريب واليمننة المقدمة من المشغل؛و

٣-٦-٣: التوصيات بشأن المعارين إلى فريق المشروع على النحو الوارد في المادة (٥) أدناه. و

٣-٦-٤: المراجعة والتوصية بتدريب الموظفين اليمنيين والمرتبطة ببرنامج العمل والميزانيات السنوية وجدولتها (يجب أن يكون الجدول أو الجداول تلك متطابقة مع ممارسات الصناعات البترولية العالمية) لتدريب العاملين اليمنيين المتخصصين للإحلال محل الأجانب.

المادة الرابعة

النفقـــــــــات

مع مراعاة السياسات والأنظمة السارية في الصناعة البترولية العالمية، فإن مصاريف الجيب المعقولة ونفقات ممثلي لجنة التشغيل وممثلي اللجنة الفرعية التي تمت من جراء السفر من إلى الاجتماعات المنعقدة خارج صنعاء سوف تسدد من قبل المقاول طبقاً لنفس السياسة التي يطبقها المقاول على الموظفين التابعين له. سوف يحصل المعارون المعينون في فريق المشروع على مصاريف جيب معقولة ونفقات تسدد من قبل

to its own employees. Such costs and expenses shall be cost recoverable.

ARTICLE 5

PROJECT TEAM SECONDEES

The Yemenization and Training Subcommittee shall recommend to the Operating Committee, for its approval, a MINISTRY employee for secondment to each of the following Project Teams of the CONTRACTOR:

5.1 "Production Schedule", Work Program and Budget;

5.2 Technical/Operations;

5.3 Contracting and Procurement; and

5.4 Yemenization and Training

The Yemenization and Training Subcommittee shall review the performance of any such secondees and shall have the right to recommend to CONTRACTOR disciplinary actions, including dismissal, if appropriate.

ARTICLE 6

CONFIDENTIALITY

It is understood and agreed that each of the Operating Committee representatives, Subcommittee representatives and MINISTRY Project Team Secondees shall treat all information obtained through the performance of their duties in strict confidence and shall not disclose same to any person, whether verbally or in writing, without the other Party's consent. All such representatives (of the CONTRACTOR's and the MINISTRY's) and secondees shall be required to execute a confidentiality undertaking to the foregoing effect. Any breach of the aforesaid confidentiality obligations shall result, inter alia, in the removal of said representative or secondees, if mutually agreed by the MINISTRY and the CONTRACTOR.

ARTICLE 7
FINAL AGREEMENT

This charter is the final, complete and sole agreement between the MINISTRY and the CONTRACTOR with respect to the formation and regulation of the Operating Committee and the Operating Subcommittees, provided that the Operating Committee may approve more detailed procedures for the Operating Subcommittees, as deemed necessary, in order to fulfil their responsibilities under this Charter.

مقاول طبقا لنفس السياسة التي يطبقها المقاول على الموظفين تابعين له. وتلك النفقات والمصروفات سوف تكون قابلة للاسترداد.

المادة الخامسة

المعارون إلى فريق المشروع

ترفع اللجنة الفرعية لليمننة والتدريب توصياتها إلى لجنة التشغيل موافقتها بشأن موظف الوزارة المعار إلى كل فريق من فرق المشروع التالية التابعة للمقاول:

٥-١: جدولة الإنتاج وبرنامج العمل والميزانية؛

٥-٢: الفنية و العمليات؛

٥-٣: التعاقدات والتوريدات؛ و

٥-٤: اليمننة والتدريب.

تقوم اللجنة الفرعية لليمننة والتدريب مراجعة أداء أي من أولئك المعارين ولها أن توصي المقاول باتخاذ إجراءات نظامية، بما في ذلك إنهاء أعمالهم، إذا لزم الأمر.

المادة السادسة

السرية

من المفهوم والمتفق عليه بأن كل ممثلي لجنة التشغيل ولجان التشغيل الفرعية والمعارين من قبل الوزارة لفرق المشروع سوف يحافظون على كافة المعلومات التي تم الحصول عليها من خلال أدائهم لواجباتهم بسرية تامة ولن يقوموا بإفشائها لأي شخص، سواء شفاهة أو كتابة، بدون موافقة الطرف الآخر على ذلك. كل أولئك الممثلون (للمقاول والوزارة) والمعارون سيكون مطلوبا منهم التوقيع على تعهد بالسرية لذلك الشأن. و أي إخلال بالتزامات السرية تلك سوف ينتج عنها، بين أمور أخرى، استبعاد ذلك الممثل أو المعار، إذا اتفقت الوزارة و المقاول على ذلك.

المادة السابعة

الاتفاقية النهائية

يعتبر هذا النظام نهائيا وكاملا والاتفاق الوحيد بين الوزارة والمقاول فيما يتعلق بتشكيل ونظام لجنة التشغيل ولجان التشغيل الفرعية، على أنه يجوز للجنة التشغيل أن توافق على مزيد من الإجراءات التفصيلية للجان التشغيل الفرعية، كلما كان ذلك ضروريا وذلك للوفاء بمسئولياتها بمقتضى هذا النظام.

ANNEX "F"
ACCOUNTING PROCEDURES

Definitions

The definitions contained in Article 1 of the Agreement shall apply to this Accounting Procedures and have the same meanings.

1.1 Purpose of the Accounting Procedures

1.1.1 The purpose of this Accounting Procedures is to establish methods and rules of accounting for the Petroleum Operations under this Agreement.

1.1.2 Any procedures established hereto may be modified by mutual agreement of both Parties hereto subject to future arrangement.

1.1.3 No charge shall be made or accounted for the Petroleum Operations unless it is related to the Petroleum Operations covered by the Agreement.

1.2 Statement of Expenditures

1.2.1 The CONTRACTOR shall, pursuant to Article 13 of the Agreement, which this Annex is made a part of, render to the MINISTRY within thirty (30) Days after the end of each Calendar Quarter a Statement of Expenditures reflecting all charges or credits related to the Petroleum Operations for the period, summarized by appropriate classifications indicative of the nature thereof together with the summary of such information on a cumulative basis from the Effective Date as well as Year-to-date.

1.2.2 The CONTRACTOR shall render to the MINISTRY within thirty (30) Days after the end of each Quarter a Statement of Expenditures reflecting all charges and credits related to the Development and Exploration operations for that Quarter summarized by appropriate classifications indicative of the nature thereof except those items of controllable material and unusual charges and credits shall be detailed.

1.2.3 The statement of estimated expenditures shall be sent to the CONTRACTOR according to approved Work Program and Budget, at least thirty (30) Days prior to the beginning of each Quarter, and a copy of such statement will be transmitted to the MINISTRY. The estimated expenditures

الملحق (و)
الإجـراءات المحاسبيـة

اريف :

بق التعـاريف الـواردة في المـادة (١) مـن اتفاقيـة المشـاركة في تتاج على إجراءات المحاسبة هذه وتحمل نفس المعنى .

١-١: الغرض من الإجراءات المحاسبية :

١-١-١: أن الغـرض مـن هـذه الإجـراءات المحاسـبية هـو وضـع أسـس وقواعـد محاسـبية للعمليات البترولية بمقتضى هذه الاتفاقية.

١-١-٢: أن أي إجراء مقرر هنا يجوز تعديله باتفاق مكتوب بين الطرفين حسب الترتيبات المستقبلية.

١-١-٣: يجب ألا يحمل حساب العمليات البترولية أيـة تكلفـة إلا إذا كانت ذات صلـة بالعمليـات البتروليـة التـي تشملها الاتفاقية.

-٢: بيان النفقـات :

١-٢-١: يقـوم المقـاول طبقـاً للمـادة (١٣) مـن الاتفاقيـة والـذي يعتـبر هـذا الملحـق جـزء منـها بتسـليم الـوزارة خـلال ثلاثيـن (٣٠) يومـا مـن نهايـة كـل فـترة ربـع السـنة بيانـا بالمصـاريف يعكـس جميـع التكـاليف والديـون المتصل بالعمليات البترولية لتلك الفترة، وتكون ملخصـة وبعنـاوين واضحـة تدل علـى طبيعتـها بالإضافة إلى ملخص عن هذه البيانات علـى أساس تراكمي اعتبـارا من تـاريخ النفاذ والسنة الجارية.

١-٢-٢: يقـدم المقـاول خـلال ثلاثيـن (٣٠) يومـا مـن نهايـة كـل ربـع سـنة تقويميـة بيانـا بنشـاط الاستكشـاف والتنميـة يبين فيـه كافـة الالتزامـات والديـون الخاصـة بعمليات التنمية والاستكشاف للربع سنة المذكورة ملخصة بتبويب ملائم يدل على طبيعة كـل منـها، غـير أن بنـود المـواد التـي يمكـن حصرهـا والالتزامات والديون الغير عادية يجب أن ترد تفصيلا.

١-٢-٣: بيان بالمصـاريف التقديريـة سـوف يقـدم إلـى المقاول طبقا لبرنامج العمل والميزانية المعتمد، وذلك قبل ثلاثين (٣٠) يوما على الأقل من بدايـة كل ربع سنة. توافي الوزارة بنسخة من الكشف المشار إليه آنفا. وتعتبر المصاريف التقديرية التي ستنفق فـي كـل شـهر مـن ربـع السـنة هـي المصاريف النقدية التقديرية لذلك الشهر بما في

to be made in each Month of the Quarter are the estimated cash outlay for such Month, including any payment for liability incurred during previous Months. The estimate for the first such Month shall, at the Operator's option, constitute a request for advance. The estimates for the second and third succeeding Months shall be tentative only and may be revised in the subsequent submittal. The aforesaid statement shall indicate the currencies in which sums are needed for the Petroleum Operations.

ذلك أية دفعة لمبالغ مستحقة الأداء تجمعت خلال الشهور السابقة. إن التقدير الخاص بالشهر الأول سيشكل حسب خيار المشغل طلبا للحصول على دفعة مقدمة وتكون تقديرات الشهرين التاليين الثاني والثالث مبدئية فقط يمكن تعديلها في الطلبات التي تقدم بعد ذلك وتوضح في الكشف المذكور العملات المطلوب دفع المبلغ بها واللازمة للعمليات البترولية.

1.2.4 In case funds provided by the CONTRACTOR for the given Month are not sufficient to cover the cash requirements (within the limits of the approved budget or authorized overrun), the Operator shall transmit to the CONTRACTOR with a copy to the MINISTRY supplementary statements showing such additional amounts to be advanced, and the date the funds are required.

١-٢-٤: إذا كانت المبالغ المقدمة من المقاول لشهر ما غير كافية لتغطية المتطلبات النقدية (ضمن حدود الميزانية المعتمدة أو التجاوز المسموح به) يرسل المشغل إلى المقاول كشفا تكميليا يبين فيه المبالغ الإضافية التي يتوجب دفعها والتاريخ الذي تطلب فيه هذه المبالغ وتوافي الوزارة بنسخة من ذلك.

1.2.5 The Operator shall keep records of funds advanced and expended in all currencies and submit a statement to each Party hereto showing such advances and expenditures.

١-٢-٥: وجب على المشغل الاحتفاظ بسجلات عن المبالغ المقدمة التي أنفقت من كافة العملات وتقديم كشف لكل طرف هنا يبين فيه هذه الدفعات المقدمة والمصاريف.

1.2.6 Within thirty (30) Days after the end of each Calendar Quarter, the Operator shall submit to each Party hereto a statement of the charges and credits (including any payment for liabilities incurred during previous Calendar Quarter) for Exploration, appraisal, Development and other Petroleum Operations. Such statements shall be in Yemeni currency and United States Dollars.

١-٢-٦: يقدم المشغل خلال ثلاثين (٣٠) يوما من نهاية كل ربع سنة تقويمية لكل طرف كشفا بالأعباء والديون التي تكبدها (بما في ذلك أية دفعة لمبالغ مستحقة الأداء تجمعت خلال ربع السنة التقويمي السابق)على عمليات الاستكشاف، والتقييم، والتنمية، والعمليات البترولية الأخرى.وتكون هذه الكشوف مقيدة بالعملة اليمنية وبالدولارات الأمريكية.

1.3 Records

١-٣: السجلات:

1.3.1: The Operator on behalf of the CONTRACTOR, shall open and maintain in the ROY original and supporting documents for all the accounts and records, unless the MINISTRY agrees otherwise, to record in sufficient detail and in separate accounts the transactions relating to Exploration operations, appraisal and Development operations and other Petroleum Operations, in accordance with generally accepted and recognized accounting principles consisted with modern Petroleum Industry practices all in accordance with and subject to the provisions of the Agreement.

١-٣-١: يتوجب على المشغل نيابة عن المقاول أن يمسك وتحتفظ في الجمهورية اليمنية بكل الأصول والوثائق المؤيدة لكافة الحسابات والسجلات، إلا إذا أقرت الوزارة غير ذلك، لكي تسجل بتفصيل دقيق وبحسابات منفصلة، المعاملات التي تتعلق بعمليات الاستكشاف، والتقييم، وعمليات التنمية والعمليات النفطية الأخرى وذلك وفقا للأسس المحاسبية المقبولة والمعترف بها بصورة عامة والمتمشية مع أصول الصناعة النفطية الحديثة وبما يتفق مع نصوص وأحكام الاتفاقية.

1.3.2: The Operator shall maintain appropriate cost control records as required to meet requirements and obligations under the Agreement.

١-٣-٢: يتوجب على المشغل الاحتفاظ بالسجلات المناسبة لرقابة التكلفة حسب ما يلزم وذلك للوفاء بالمتطلبات والالتزامات بمقتضى الاتفاقية.

1.4 Adjustments and Audits

Each Statement of Expenditures for any Quarter shall conclusively be presumed to be true and correct according to paragraph 1.2 of this Annex "F", twenty-four (24) Months following its submission to the MINISTRY, unless within the said twenty four (24) Month period, the MINISTRY takes written exception thereto. During the said twenty four (24) Month period, the MINISTRY shall have the right to audit the Operator's or the CONTRACTOR's accounts, records and supporting documents for such Quarter during regular business hours upon reasonable notice in YEMEN and, if necessary, abroad. In addition, the MINISTRY may require the CONTRACTOR to engage an international independent auditing firm selected by the CONTRACTOR and the MINISTRY to verify, in accordance with generally accepted international auditing standards, the charges for the CONTRACTOR's Affiliated Companies, such as charges for expatriate employees under paragraph 2.2.1 of this Annex "F", insofar as such charges are included in recoverable costs. The MINISTRY shall, in connection with its audit, specify in writing the charge or charges to be verified. Such specification shall constitute a written exception, as provided above, pending verification. The cost of the independent auditors shall be paid by the CONTRACTOR as a recoverable cost.

٤: التعديلات والمراجعات:

يعتبر كل كشف ربع سنوي من كشوف نشاط الاستكشاف وفقا للفقرة (١-٢) من هذا الملحق (و) سليما وصحيحا بصفة نهائية بعد أربعة وعشرين (٢٤) شهرا من استلام الوزارة له، إلا إذا اعترضت عليه الوزارة خلال فترة الأربعة وعشرين (٢٤) شهرا المذكورة، اعتراضا كتابيا. يحق للوزارة خلال فترة الأربعة وعشرين (٢٤) شهرا المذكورة أن تراجع حسابات وقيودات المشغل أو المقاول وكذا المستندات المؤيدة لها عن كل ربع سنة خلال ساعات العمل الرسمية المنتظمة في اليمن أو في الخارج إذا كان ذلك ضروريا وذلك بعد توجيه إشعار معقول علاوة على ذلك تستطيع الوزارة أن تطلب من المقاول تكليف مدقق حسابات عالمي مستقل للقيام بالمراجعة، وفقا لأنماط المراجعة الدولية، للمصاريف الخاصة بشركات المقاول التابعة، ولمثل تلك المصاريف الخاصة بالموظفين الأجانب بمقتضى (٢-٢-١) من هذا الملحق (و) للتأكد من هذه المصاريف قد دخلت ضمن التكاليف القابلة للاسترداد. ستحدد الوزارة كتابيا، فيما يتعلق بالمراجعة، المصاريف التي يجب أن تراجع. ذلك التصنيف سيشكل استثناء كتابيا كما هو موضح أعلاه، لاعتباره معلق للتحقيق منه. إن كلفة المراجعين المستقلين سوف تدفع من قبل المقاول وتعتبر كلفة قابلة للاسترداد.

1.5 Currency Exchange

The Operator's and the CONTRACTOR's books for Petroleum Operations shall be kept in United States Dollars and in the English language. All United States Dollar expenditures shall be charged in the amount expended. All Yemeni currency expenditures shall be translated into United States Dollars at the official buying rate of exchange quoted by the Central Bank of Yemen on the fifteenth (15th) day of the Month in which the relevant expenditure is paid. All other non-United States Dollar expenditures shall be translated into United States Dollars at the rate for buying United States Dollars with such currency as quoted by Citibank London, England at 10:30 a.m., London time, on the fifteenth (15th) day of the Month in which the relevant expenditure is paid, and if this is not a banking day in London, on the next succeeding banking day. A record shall be kept of the exchange rates used in translating Yemeni currency or other non-United States Dollar expenditures to United States Dollars.

٥: تحويل العملة :

يمسك المقاول والمشغل الدفاتر الخاصة بالعمليات النفطية بالدولار الأمريكي وتدون جميع المصاريف بالدولار الأمريكي وباللغة الإنجليزية. كل النفقات التي تتم بالدولار الأمريكي سيتم صرفها طبقا للمبالغ التي تم إنفاقها فعلا. كل النفقات التي تتم بالعملة اليمنية يتم تحويلها إلى الدولار الأمريكي على أساس معدل صرف الشراء الرسمي التي يحددها البنك المركزي اليمني في اليوم الخامس عشر (١٥) من الشهر التي دفعت فيه تلك النفقات. وتحول جميع النفقات التي تتم بعملة غير الدولار الأمريكي إلى العملة الأمريكية على أساس معدل الشراء للدولار الأمريكي لتلك العملات كما يعلنها سيتي بنك، لندن إنجلترا في الساعة العاشرة والنصف بتوقيت لندن في اليوم الخامس عشر (١٥) من الشهر الذي دفعت فيه هذه النفقات، وإذا كان ذلك اليوم إجازة رسمية في لندن فيعتبر السعر المصرفي لليوم التالي. ويتم الاحتفاظ بسجل عن أسعار التحويل المستعملة في تحويل العملة اليمنية لأية مصاريف تتم بأي عملة تختلف عن العملة الأمريكية (الدولار).

1.6 Precedence of Documents

In the event of any inconsistency or conflict between the provisions of this Accounting Procedures and the provisions of the main body of the Agreement treating the same subject differently, then the provisions of the main body of the Agreement shall prevail.

1.7 No Charge for Interest on Investment

Interest on investment or any bank fees, charges or commissions related to any bank guarantees (including Letters of Credits) to finance the Petroleum Operations shall not, at any time, be charged as recoverable costs under the Agreement.

ARTICLE 2
COSTS, EXPENSES AND EXPENDITURES

The CONTRACTOR shall alone bear and pay directly during the Exploration Period and after the Commercial Discovery of Oil, the costs and expenses, which costs and expenses shall be classified and be allocated to the activities according to generally accepted accounting principles and treated and recovered in accordance with Article 7.1 of the Agreement.

2.1 Surface Rights

All direct costs attributable to the acquisition, renewal or relinquishment of surface rights acquired and maintained in force for the Agreement Area.

2.2 Labor and Related Costs

2.2.1 Salaries and wages, in accordance with Petroleum Industry standards, which are approved by the MINISTRY as well as any subsequent changes to the salaries of CONTRACTOR's employees directly engaged in the various activities under the Agreement including salaries and wages paid to geologists and other employees who are temporarily assigned to and employed in such activities in YEMEN.

2.2.2 Cost of living and housing allowances, and other customary allowances applicable to salaries and wages of expatriate employees chargeable under this Annex "F".

2.2.3 Cost of expenditures or contributions made pursuant to law or assessments imposed by GOVERNMENT authority which are applicable to labor cost of salaries and wages as provided under this Annex "F".

٦: ترتيب الوثائق من حيث الأسبقية:

في حالة وجود أي تعارض أو اختلاف بين أحكام هذه الإجراءات المحاسبية وبين أحكام الاتفاقية يؤدي إلى اختلاف في معاملة موضوع بذاته، فإن نصوص الاتفاقية هي التي تسود ويعمل بها.

٧: عدم تحميل الحسابات بفائدة على الاستثمار:

لا يجوز في أي حال من الأحوال وفي أي وقت من الأوقات احتساب فائدة الاستثمار أو أية رسوم أو أعباء بنكية أو عمولات متعلقة بأي ضمانات لتمويل العمليات البترولية صادرة عن بنوك كتكلفة قابلة للاسترداد بمقتضى الاتفاقية.

المادة الثانية
التكاليف والنفقات والمصروفات

يتحمل المقاول وحده ويدفع مباشرة خلال مرحلة الاستكشاف و بعد الاكتشاف التجاري للنفط التكاليف والنفقات التي يجب أن تبوب وتوزع على الأنشطة طبقا للمبادئ المحاسبية السليمة والمعمول بها بصفة عامة وتعامل وتسترد وفقا لأحكام المادة (٧-١) من الاتفاقية على النحو التالي:

١: حقوق السطح:

جميع التكاليف المباشرة الناتجة عن تملك أو تجديد أو تخل عن حقوق السطح التي تم الحصول عليها وظلت سارية لصالح منطقة الاتفاقية.

٢-: العمالة والتكاليف المتعلقة بها:

٢-٢-١: المرتبات والأجور، طبقا لمعايير الصناعة النفطية، والمعتمدة من الوزارة وأي تعديلات لاحقة لمرتبات موظفي المقاول الذين يعملون مباشرة في الأنشطة المختلفة بموجب هذه الاتفاقية، بما في ذلك المرتبات والأجور المدفوعة للجيولوجيين والموظفين الآخرين الذين يلحقون موقتا بهذه الأنشطة ويعملون في اليمن.

٢-٢-٢: تكاليف المعيشة وبدلات السكن والبدلات الأخرى المتعارف عليها والمعمول بها في رواتب وأجور المستخدمين الأجانب تحتسب طبقا لهذا الملحق (و).

٢-٢-٣: تكلفة المصروفات أو المساهمات التي تجري طبقا للقانون أو التقديرات التي تقرها سلطة حكومية والمطبقة على كلفة العمل والرواتب وأجور العمال كما هو منصوص عليه في هذا الملحق (و).

2.3 Employee Benefits

The MINISTRY's approved costs of established plans which include customary benefits in accordance with Petroleum Industry standards for employees such as group life assurance, hospitalisation, pension, retirement, thrift and other benefits of a like nature which are applicable to labor cost of salaries and wages of expatriate employees, and for Yemeni employees, all as chargeable under this Annex "F". Severance pay will be charged at a fixed rate applied to payrolls which will equal an amount equivalent to the actual liability for severance as required under Yemeni labor law and the CONTRACTOR's established policies.

2.4 Materials

Materials, equipment and supplies purchased or furnished as such by the CONTRACTOR.

2.4.1 Purchases

Materials, equipment and supplies purchased shall be charged at the price paid by the CONTRACTOR after deduction of all discounts actually received. Such purchases shall be concluded through the CONTRACTOR's customary bid procedures in agreement with the MINISTRY.

2.4.2 Materials Furnished by CONTRACTOR

Materials required for Petroleum Operations shall be purchased directly whenever practicable, except that the CONTRACTOR may, after the MINISTRY's approval, furnish such material from the CONTRACTOR's Affiliated Companies' stocks outside YEMEN under the following conditions:

2.4.3 New Material (Condition "A")

New material transferred from the CONTRACTOR's or its Affiliated Companies' warehouse(s) or other properties shall be priced at cost, provided that the cost of material supplied is no higher than international prices for material of similar quality supplied on similar terms prevailing at the time such material was supplied.

2.4.4 Used Material (Conditions "B" and "C")

i. Material which is in sound and serviceable condition and is suitable for re-use without reconditioning shall be classed as Condition "B" and priced at seventy-five percent (75%) of the price of new material.

ii. Material which cannot be classified as Condition "B" but which is serviceable for original function but substantially not suitable for reconditioning, shall be classed as Condition "C" and shall be priced at a value commensurate with its use. Cost

٣٠: المنافع التي يتمتع بها المستخدمون:

النفقات المعتمدة من قبل الوزارة للخطط القائمة والتي تحتوي على المنافع المعتادة للمستخدمين بشكل جماعي كالتأمين على الحياة، والاستشفاء، والتعويض والتقاعد وشراء سندات الاقتسام، وغيرها من المنافع المشابهة والمطبقة على كلفة العمالة الخاصة بالرواتب والأجور للمستخدمين الأجانب واليمنيين،كل ذلك يتم احتسابه بمقتضى هذا الملحق (و). كما يتم احتساب مكافأة نهاية الخدمة بمعدل ثابت يطبق على جدول المرتبات بحيث يعادل المبالغ التي تغطي التزامات الحد الأقصى لمكافأة نهاية الخدمة بمقتضى قانون العمل اليمني والسياسات المعمول بها لدى المقاول.

-٤: المــواد:

المواد والمعدات والمؤن التي يتم شراؤها والتي يوفرها المقاول مباشرة.

-٤-١: المشتــروات :

تحتسب أسعار المواد والمعدات والمؤن بالسعر المدفوع من قبل المقاول بعد تنزيل جميع التخفيضات التي تم قبضها فعلا. وتلك المشتريات سيتم البت فيها طبقا لإجراءات المناقصة المعتادة للمقاول وموافقة الوزارة.

-٤-٢: المواد التي يوفرها المقاول:

تشتري المواد المطلوبة للعمليات البترولية مباشرة كل ما أمكن ذلك باستثناء ما يوفره المقاول مثل المواد الصادرة من مخازن شركته التابعة الموجودة في خارج اليمن بعد موافقة الوزارة وفقا للشروط التالية.

٤-٣-١: المواد الجديدة (الحالة (١):

تحتسب أسعار المواد الجديدة التي يتم نقلها من مخازن المقاول أو شركاته التابعة أو أي ممتلكات أخرى للمقاول بسعر التكلفة، بشرط ألا يكون سعر هذه المواد أعلى من الأسعار الدولية لمواد من نفس النوع يمكن توفيرها بشروط مماثلة والسائدة في وقت توفير هذه المواد.

٤-٤-٢: المواد المستعملة (الحالتان (ب، ج):

١. تصنف المواد التي تكون بحالة سليمة وقابلة للاستعمال ومناسبة لإعادة الاستعمال بدون إعادة إصلاحها على أنها الحالة (ب) وتسعر على أساس خمسة وسبعين (٧٥%) بالمائة من سعر المواد الجديدة.

٢. المواد التي لا يمكن إدراجها تحت (ب) ولكن يمكن استعمالها في الغرض الأصلي منها، ولكن لأسباب جوهرية لا يمكن إعادة تجديدها تدرج تحت الحالة (ج) وتسعر بالقيمة التي تتناسب مع استخدامها. وسوف تصرف التكاليف على أساس النسب التي تنطبق على السعر الجديد المخفض.

shall be charged at applicable percentage of knocked-down new price.

iii. Tanks, buildings and other equipment involving erection cost shall be charged at applicable percentage of knocked-down new price.

2.4.5 Warranty of Materials Furnished by the CONTRACTOR

The CONTRACTOR does not warrant the materials furnished beyond the dealers' or back of the dealer's or manufacturer's warranty and in case of defective material, credit shall not be recorded until adjustment has been received by the CONTRACTOR from manufacturers or their agents. The CONTRACTOR shall ensure that materials purchased are warranted by the dealers or manufacturers in accordance with good Petroleum Industry practices.

2.5 Transportation

Transportation of the CONTRACTORS employees, equipment, materials, and supplies necessary for the conduct of activities. Employees' transportation cost to the extent covered by established policies of the CONTRACTOR will include but not be limited to travel expenses for employees and their families to and from the employee's point of origin at the time of employment at time of separation and for vacations, rest leaves and travelling expenses for employees and their families incurred as a result of transfer from one location to another.

2.6 Services

2.6.1 Outside Services

The cost of consultants, contract services and utilities procured from third parties.

2.6.2 Cost of services performed by the MINISTRY or by the CONTRACTOR, or by their respective Affiliated Companies, in facilities inside or outside YEMEN. Regular, recurring and routine services, such as processing seismic tapes, interpreting seismic, geological and engineering data and/or other analyses, shall be performed and charged by the MINISTRY, the CONTRACTOR, or their respective Affiliated Companies, at a price agreed to by the CONTRACTOR and the MINISTRY. Major projects involving engineering and design services shall be performed by CONTRACTOR or its Affiliated Companies, at a contract amount agreed to by the MINISTRY. The price and contract amount to be agreed upon as provided above shall be at rates commensurate with the cost of such services but not in excess of

٣. الصهاريج والمباني وغير ذلك من المعدات المتضمنة تكاليف الإنشاء تحمل تكلفتها على أساس النسبة المئوية المناسبة من سعر الجديد المفكك منها.

٤-٥: ضمانة المواد التي يوفرها المقاول:

لا يضمن المقاول على المواد التي يوفرها خلافا لشهادة الضمان التي يقدمها الموزع أو صانع تلك المواد وفي حالة المواد التالفة فإن الدين الذي يستحقه المقاول ويعتد به لا يسجل إلى أن يتسلم المقاول التعويضات اللازم من صانعي تلك المواد أو وكلائهم. يقوم المقاول بالتأكيد بأن المواد المشتراة مضمونة من قبل الموزع أو المصنع وفقا للممارسات السليمة في الصناعة البترولية.

٥-: النقل :

نقل المستخدمين، والمعدات، والمواد، والمؤن، اللازمة لقيام المقاول بالنشاطات في حدود ما تكلفه سياسات المقاول وتتضمن - وليست مقتصرة على- ونفقات سفر العاملين وعائلاتهم والى مواطنهم في حالات الالتحاق بالخدمة أو تركها أو الإجازات علاوة على مصاريف الانتقال للعاملين وعائلاتهم في حالة نقلهم من موقع عمل إلى آخر.

٦-: الخدمات :

٦-١-: الخدمات الخارجية:

هي تكاليف المستشارين وعقود الخدمات والمنافع التي يتم الحصول عليها من الغير .

٦-٢-: تكاليف الخدمات التي تؤديها الوزارة أو المقاول وشركاته التابعة من تسهيلات داخل أو خارج اليمن، أما الخدمات الاعتيادية المتكررة والروتينية مثل تحليل الأشرطة المغناطيسية وتفسير المسح الزلزالي - الجيولوجي والبيانات الهندسية والتحاليل الأخرى فتجري بمعرفة وتحسب من قبل الوزارة والمقاول أو شركاتهما التابعة وبأسعار يجري الاتفاق عليها مع الوزارة، ويقوم المقاول وتابعية بتنفيذ المشاريع الكبرى والتي تتضمن خدمات هندسية وتصاميم بناء عقود يتفق عليها بموجب عقد مع الوزارة. أسعار وقيمة العقد يتم الاتفاق عليها كما ورد أعلاه وبمعدلات تتناسب وكلفة تلك الخدمات ولا تزيد عن الأسعار المنافسة لنفس النوع والكمية لتلك الخدمات. كذلك يفرض على استخدام المعدات المملوكة بالكامل للمقاول أو شركاته التابعة قيمة ايجارية توافق عليها

competitive rates for the same quality and quantity of such services. Use of the CONTRACTOR's or its Affiliated Companies, wholly-owned equipment shall be charged at a rental rate agreed to by the MINISTRY commensurate with the cost of ownership and operation, but not in excess of competitive rates currently prevailing in YEMEN.

الوزارة وتتناسب مع تكاليف الملكية والتشغيل على ألا تتجاوز المعدلات التنافسية السائدة في اليمن.

2.7 Damages and Losses

All costs or expenses necessary to replace or repair damages or losses incurred by fire, flood, storm, theft, accident or any other cause not controlled by the CONTRACTOR through the exercise of reasonable diligence. The CONTRACTOR shall furnish the MINISTRY written notice of damages or losses incurred in excess of fifty thousand United States Dollars (U.S.$50,000) per occurrence, as soon as practicable after report of the same has been received by the CONTRACTOR.

-٧: الأضرار والخسائر:

يمارس الاجتهاد المعقول فيما يتعلق بجميع التكاليف والنفقات الضرورية لاستبدال أو إصلاح الأضرار أو الخسائر الناجمة عن الحريق أو الفيضانات أو العواصف أو السرقة أو الحوادث أو لأي ظرف آخر لم يستطع المقاول بذل الاهتمام المعقول والسيطرة عليه عند تأديته لمهامه، وسيقوم المقاول بإخطار الوزارة كتابة بالأضرار أو الخسائر التي تزيد عن خمسين ألف (٥٠,٠٠٠) دولار أمريكي بالنسبة للحادث الواحد وفي أسرع وقت ممكن بعد استلام المقاول تقريرا بذلك الحادث.

2.8 Insurance and Claims

The cost of any public liability, property damage and other insurance against liabilities of the CONTRACTOR to its employees and third parties as may be required by the laws, rules and regulations of the STATE or as the Parties hereto may agree upon. The proceeds of any such insurance or claims collected shall be credited against Petroleum Operations. If no insurance is carried for a particular risk, all related actual expenditures incurred and paid by the CONTRACTOR in settlement of any and all losses, claims, damages, judgments, and any other expenses, including legal services shall not be charged be to Petroleum Operations.

-٨: التأمينات والمطالبات:

تطبق قوانين وقواعد وأنظمة الدولة أو ما يتفق عليه الطرفان فيما يتعلق بتكلفة أي عقود تأمين أو مطالبات عامة أو أضرار بالممتلكات والتأمينات الأخرى لمواجهة المسئولية القانونية للمقاول للعاملين لديه ولطرف ثالث. تضاف عوائد أي تأمين أو مطالبة تم تحصلها إلى حساب العمليات البترولية. وإذا لم تؤمن ضد خطر معين كجميع المصاريف الفعلية الخاصة بذلك التي يتكبدها ويدفعها المقاول كتسوية لكل أو أي من الخسائر والمطالبات والأحكام وأية مصاريف أخرى بما في ذلك الخدمات القانونية لن يتم تحميلها واحتسابها على العمليات البترولية.

2.9 Head Office and Field Expenses in YEMEN

2.9.1 The cost of staffing and maintaining the CONTRACTOR's head office in YEMEN.

2.9.2 Camp overhead and facilities such as shore base, warehouses, water systems, road systems, salaries and expenses of field supervisory personnel, field clerks, assistants, and other general employees indirectly serving the Agreement Area.

-٩: النفقات الحقلية والمكتب الرئيسي في اليمن:

٢-٩-١: تكاليف تجهيز المكتب الرئيسي للمقاول بالعاملين والاحتفاظ بهذا المكتب في اليمن.

٢-٩-٢: النفقات الخاصة بالمعسكرات والقاعدة الإدارية المقامة على الشاطئ كالمخازن وشبكات المياه وشبكات الطرق ومرتبات ومصاريف المشرفين على الأعمال الميدانية والمكتبية والمساعدين والعاملين الآخرين الذين يقدمون خدمات غير مباشرة في منطقة الاتفاقية.

2.10 Legal Expenses

All costs and expenses of litigation, or legal services otherwise necessary or expenditures for the protection of the Agreement Area, with respect to third parties including attorney's fees and expenses as hereinafter provided, together with all judgments obtained against the parties hereto or

٢-١٠: المصاريف القانونية:

كافة تكاليف ونفقات التقاضي أو الخدمات القانونية اللازمة، أو مصروفات حماية منطقة الاتفاقية بما في ذلك أتعاب ونفقات المحاماة كما هو مبين هنا فيما بعد، بالإضافة إلى كل الأحكام التي حكم بها إما ضد أو في مواجهة الأطراف أو أي طرف منهم تكون على حساب

any of them on account of the Petroleum Operations under the Agreement, and actual expenses incurred by any Party or Parties hereto in securing evidence for the purpose of defending against any action or claim prosecuted or urged against the Petroleum Operations or the subject matter of the Agreement. In the event actions or claims regarding the protection of interests hereunder shall be handled by the legal staff of one or more of the Parties hereto, a charge at a rate commensurate with cost of providing and furnishing such services may be made to the Petroleum Operations.

العمليات البترولية بمقتضى الاتفاقية والنفقات الفعلية التي تكبدها أي طرف من الأطراف هذه الاتفاقية في سبيل توفير الدليل للدفاع ضد أي دعوى أو مطالبة بها أو مطالب بها ضد العمليات البترولية أو موضوع الاتفاقية. وفي حالة ما إذا كانت الدعاوى أو المطالبات تؤثر على المصالح التي تحكمها هذه اتفاقية فسوف تعالج بمعرفة العاملين القانونيين لواحد أو أكثر من أطراف هذه الاتفاقية ويجوز أن تحمل العمليات البترولية رسما مكافئا لتقديم هذه الخدمات.

2.11 Administrative Overhead and General Expenses

2.11.1 The CONTRACTOR's administrative overhead outside YEMEN applicable to the Petroleum Operations under the Agreement shall be charged quarterly at the percentages of the total of Exploration Expenditures, Development Expenditures and Operating Expenses for the Year ("Total Expenditures"), as specified below:

(i) Three percent (3%) of Total Expenditures not exceeding One Million United States Dollars (U.S.$1,000,000).

(ii) One and half percent (1.5%) of Total Expenditures in excess of One million United States Dollars (U.S.$1,000,000), but less Five Million United States Dollars (U.S.$5,000,000).

(iv) One percent (1%) of Total Expenditures in excess of five Million United States Dollars (U.S.$5,000,000).

2.11.2: No other direct charges as such for the CONTRACTOR's administrative overhead outside YEMEN will be applied against the Petroleum Operations. Examples of the types of costs CONTRACTOR is incurring and charging hereunder due to the activities under the Agreement and covered by said percentages are:

(i) **Management** - Cost of executive officers. This includes Directors, Presidents, Vice Presidents, Managers and their support staff, in addition to General Administration.

(ii) **Financial**- All Financial services.

(iii) **Purchasing**- Procuring materials, equipment and supplies, together with any related costs.

٢-١١: الأعباء الإدارية والنفقات العامة:

٢-١١-١: النفقات الإدارية للمقاول خارج اليمن التي تطبق على العمليات البترولية بموجب هذه الاتفاقية سوف تحسب كل ربع سنة بالنسبة المئوية لإجمالي مصروفات الاستكشاف ومصروفات التنمية ونفقات العمليات للسنة (المصروفات الإجمالية) كما هو محدد أدناه:

(١) ثلاثة (٣%) في المائة من المصروفات الإجمالية التي لا تتجاوز مليون (١,٠٠٠,٠٠٠) دولار أمريكي.

(٢) واحد ونصف (١,٥%) في المائة من المصروفات الإجمالية التي تزيد عن واحد مليون (١,٠٠٠,٠٠٠) دولار أمريكي، ولا تزيد عن خمسة مليون (٥,٠٠٠,٠٠٠) دولار أمريكي .

(٣) واحد (١%) في المائة من المصروفات الإجمالية التي تزيد عن خمسة مليون (٥,٠٠٠,٠٠٠) دولار أمريكي.

٢-١١-٢: سوف لن تفرض مقابل العمليات البترولية أية أعباء مباشرة أخرى كهذه على النفقات الإدارية العامة للمقاول خارج اليمن. وفيما يلي أمثلة لأنواع التكاليف التي يتكبدها المقاول ويحتسبها بمقتضى هذه الاتفاقية بسبب الأعمال طبقا للاتفاقية والتي تغطيها النسب المئوية المذكورة، هي:

(١) **إدارية:** تكلفة الموظفين التنفيذين ويشمل هذا المديرين والرؤساء ونوابهم والمدراء وموظفيهم المساعدين إضافة إلى الإدارة العامة.

(٢) **مالية:** كافة الخدمات المالية.

(٣) **شرائية:** شراء مواد ومعدات ومؤن بالإضافة إلى أي تكاليف تتعلق بها.

(iv) **Exploration,** Development and production -Directing, advising and controlling the entire project.

(٤) استكشاف وتنمية وإنتاج: توجيه وتقديم المشورة ومراقبة المشروع بكامله.

(v) Other departments such as legal, comptroller and engineering which contribute time, knowledge and experience to the Petroleum Operations.

(٥) أقسام أخرى مثل القسم القانوني، ومراقبة الحسابات وقسم الهندسة وكلها تقدم مجهوداتها وخبراتها للعمليات البترولية.

2.12 Taxes

All taxes, duties or levies, if any, paid in YEMEN by the CONTRACTOR with respect to the Agreement, other than those paid in accordance with Article 9 of the Agreement.

٢-١٢: الضرائب:

جميع الضرائب أو الرسوم إن وجدت، أو جبايات، التي يدفعها المقاول في اليمن والخاصة بهذه الاتفاقية عدى تلك المشمولة بالمادة (٩) من الاتفاقية.

2.13 Other Expenditures

2.13.1 Any costs, expenses or expenditures, other than those which are covered and dealt with by the foregoing provisions of this paragraph 2 of this Annex "F", incurred by the CONTRACTOR under approved Work Programs and Budgets and after consultation with the MINISTRY.

2.13.2 The CONTRACTOR shall have the right to incur and pay costs and expenses pertaining to any emergency affecting safety to person or property in the Petroleum Operations and such costs and expenses shall be recoverable under this Agreement provided that the MINISTRY shall be notified of any such emergency as soon as practicable. The CONTRACTOR shall have the right to incur and pay costs and expenses for any item of an approved Work Program and Budget for an amount in excess of the budget for such item and such costs and expenses shall be cost recoverable under the Agreement to the extent that they do not exceed ten percent (10%) of the budget for such item.

٢-١٣: مصاريف أخرى:

٢-١٣-١: أية تكاليف أو نفقات أو مصروفات بخلاف تلك التي تشملها وتتناولها الحكام السابقة في هذه الفقرة (٢) من الملحق (و) والتي تكبدها المقاول تحت بند برامج العمل والميزانيات المعتمدة وبعد التشاور مع الوزارة.

٢-١٣-٢: يحق للمقاول دفع التكاليف والنفقات الناجمة، لحوادث والتي يتعرض لها الأفراد أو الممتلكات في العمليات البترولية وتكون تلك النفقات والتكاليف قابلة للاسترداد طبقا لهذه الاتفاقية ويجب إبلاغ الوزارة عن تلك الحوادث فور حدوثها. كما يحق للمقاول دفع التكاليف والنفقات المزايدة عن المخصص في الميزانية لأي بند في برنامج العمل والميزانية المعتمد وتكون تلك النفقات والتكاليف قابلة للاسترداد طبقا لهذه الاتفاقية شريطة أن لا تزيد تلك النفقات والتكاليف عن عشرة (١٠%) بالمائة من المخصص في الميزانية لذلك البند.

2.14 Continuing CONTRACTOR's Costs

Costs of the CONTRACTOR's activities required under the Agreement and incurred exclusively in the ROY provided that costs of the CONTRACTOR's expatriate employees and ROY employees engaged in such activities in YEMEN shall include those costs specified in paragraphs 2.2.1, 2.2.2, 2.2.3, and 2.5 of this Annex "F".

٢-١٤: تكاليف المقاول المستمرة:

تكاليف أنشطة المقاول اللازمة التي تقتضيها الاتفاقية والتي تمت في الجمهورية اليمنية وحدها دون غيرها، على أن نفقات موظفي المقاول الأجانب واليمنيين العاملين في تلك الأنشطة في المن ستشمل تلك التكاليف المحددة في (٢-٢-١)، (٢-٢-٢)، (٢-٢-٣)، (٢-٥) من هذا الملحق (و).

ARTICLE 3
INVENTORIES

3.1 Periodic Inventories Notice and Representation

At reasonable intervals as agreed upon by the MINISTRY and the CONTRACTOR, inventories shall be taken by the CONTRACTOR of the Petroleum Operations material, which shall include all such material, physical assets and construction projects. Written notice of intention to take inventory shall be given by CONTRACTOR to the MINISTRY at least thirty (30) Days before any inventory is to begin so that the MINISTRY may be represented when any inventory is taken. Failure of the MINISTRY to be represented at an inventory shall bind it to accept the inventory taken by the CONTRACTOR, who shall, in that event, furnish the MINISTRY with a copy thereof. Such inventories shall take place annually or as otherwise agreed.

3.2 Reconciliation and Adjustment of Inventories

Reconciliation of inventory shall be made by the CONTRACTOR and the MINISTRY, and a list of overages and shortages shall be jointly determined and the inventory accordingly adjusted by the CONTRACTOR.

3.3 After the first Commercial Discovery of Oil the CONTRACTOR shall carry out the foregoing inventory obligations of CONTRACTOR.

ARTICLE 4
COST RECOVERY

4.1 Statement of Recovery of Costs and Cost Recovery Crude Oil

The CONTRACTOR shall, pursuant to Article 7 of the Agreement, render to the MINISTRY not later than thirty (30) Days after each Quarter a statement for that Quarter showing:

a. Recoverable costs carried forward from the previous Quarter, if any.

b. Recoverable costs incurred during that Quarter.

c. Total recoverable costs for the Quarter (the sum of the amounts in paragraphs 4.1 (a) and (b)) above.

d. Quantity and value of Cost Oil taken and separately disposed of by the CONTRACTOR for that Quarter.

المادة الثالثة
قوائم الجرد

١: قوائم الجرد الدورية - الإخطار والتمثيل :

على المقاول والوزارة بشكل مشترك، وعلى فترات معقولة وبحسبما يتفق عليه بين الوزارة والمقاول، إعداد قوائم جرد لمواد العمليات البترولية. وتشمل هذه القوائم جميع هذه المواد والأصول والمشروعات الإنشائية. ويقدم المقاول إخطارا كتابيا بنيته في إجراء الجرد إلى الوزارة قبل ثلاثين (٣٠) يوما على الأقل من بدء أي جرد حتى يمكن أن تمثل الوزارة عندما يجري أي جرد. وإذا عجزت الوزارة من أن تكون ممثلة في أية عمليات جرد سوف تكون ملزمة بقبول الجرد الذي أجراه المقاول سيقوم في تلك الحالة بتزويد الوزارة بنسخة من ذلك الجرد. وسيتم مثل ذلك الجرد سنويا، إلا إذا أتفق على خلاف ذلك.

٢: مطابقة وتعديل قوائم الجرد:

تتم المطابقة ما بين قوائم الجرد من قبل المقاول والوزارة ويجري كشف بالزوائد والنواقص بصورة مشتركة، ويقوم المقاول بتعديل قوائم الجرد تبعا لذلك.

٣-: سيقوم المقاول بعد الاكتشاف التجاري الأول للنفط بتنفيذ إلتزامات الجرد تلك نيابة عن المقاول .

المادة الرابعة
استرداد التكلفة

١-: كشف استرداد التكاليف والبترول المخصص لاسترداد التكاليف :

على المقاول طبقا للمادة (٧) من الاتفاقية أن يقدم إلى الوزارة في موعد لا يتجاوز ثلاثين (٣٠) يوما بعد كل ربع سنة كشفا لذلك الربع من السنة موضحا فيه:

أ. التكاليف القابلة للاسترداد والمحملة من أرباع السنة الماضية، إ، وجدت.

ب. لتكاليف القابلة للاسترداد خلال ربع السنة المعني.

ج. إجمالي التكاليف القابلة للاسترداد طبقا للفقرات (أ – ب) من البند (٤-١) أعلاه.

د. قيمة نفط الكلفة الذي أخذه المقاول وتصرف به على إنفراد لربع السنة ذلك.

هـ. مقدار التكاليف المستردة لربع السنة ذلك.

e. Amount of costs recovered for that Quarter.

f. Amount of recoverable costs to be carried into the succeeding Quarter, if any.

g. Excess, if any, of Cost Oil taken by the CONTRACTOR over costs recoverable for the Quarter. If such statement shows an excess amount of cost recovery payments, the excess amount shall be paid in United States Dollars by the CONTRACTOR to the MINISTRY at the time of presentation of such statement.

4.2 Costs, expenses and expenditures that are incurred and paid prior to the Year in which they are recoverable under the Agreement shall be allocated to the first Quarter of such Year. All other costs, expenses and expenditures that are recoverable in such Year shall be allocated to the Quarter in which they are incurred and paid.

4.3 For the purpose of calculating book value, the costs of such fixed and removable assets shall be recovered in the order in which they are incurred per Quarter. The costs incurred in the same Quarter shall be recovered proportionally.

4.4 Audit Rights

The MINISTRY shall have a period of twenty-four (24) Months from receipt of any statement under this paragraph 4 of this Annex "F" in which to audit and raise objection to any such statement. The MINISTRY and the CONTRACTOR shall agree on any required adjustment. Supporting documents and accounts will be available to the MINISTRY during said twenty-four (24) Month period.

ARTICLE 5
CONTROL STATEMENT AND MAJOR ACCOUNTS

5.1Exploration Obligations Statements

The CONTRACTOR shall annually prepare from the Statements of Expenditures prepared pursuant to paragraph 1 of this Annex "F", a statement showing for such Year the excess or deficit in Exploration Expenditures compared to the Minimum Expenditure Obligation. Such statement shall be rendered to the MINISTRY not later than thirty (30) Days following the end of such Year.

و. مقدار التكاليف القابلة للاسترداد المرحلة إلى ربع السنة الذي يليه، أن وجدت.

ز. فائض نفط الكلفة، إن وجد، الذي أخذه المقاول زيادة عن التكاليف القابلة للاسترداد لربع السنة.

ح. إذا كان الكشف أعلى هذا يوضح زيادة كمية التكلفة للمدفوعات المستردة، فعلى المقاول أن يساهم بما يعادل هذه الكمية الزائدة بدولارات الولايات المتحدة الأمريكية في الميزانية المشتركة الخاصة بمشاركة الإنتاج في نفس الوقت الذي يتقدم فيه الكشف المذكور.

٢: التكاليف والنفقات والمصاريف التي تمت ودفعت قبل السنة المحددة لاستردادها طبقا لهذه الاتفاقية، سوف تحتسب على الربع الأول من تلك السنة وكل التكاليف والنفقات والمصاريف القابلة للاسترداد خلال سنة الاسترداد تلك ستحتسب على الربع التي تمت ودفعت فيه.

٣: لغرض احتساب القيمة الدفترية فإن تكاليف الأصول الثابتة والمنقولة ستسترد كل ربع سنة حسب التسلسل في اقتنائها التكاليف التي تمت في نفس ربع السنة سيتم استردادها تناسبيا.

٤: **حقوق التدقيق :**

للوزارة مدة أربعة وعشرين (٢٤) شهرا من استلام أي كشف طبقا لهذه الفقرة رقم (٤) من هذا الملحق (و) ستقوم خلالها بمراجعة الكشف حسابيا وإبداء الاعتراض عليه. تتفق الوزارة والمقاول على أية تعديلات مطلوبة. سوف تكون الوثائق وكشوفات الحساب المؤيدة لتقرير المحاسبة جاهزة لاطلاع الوزارة عليها خلال فترة الأربعة وعشرين (٢٤) شهرا المذكورة.

المادة الخامسة
كشوفات تدقيق حسابات والحسابات الرئيسية

١-٥ : **كشوفات الحسابات المتعلقة بالتزامات الاستكشاف :**

على المقاول أن يعد سنويا من واقع بيانات المصروفات التي تعد وفقا للفقرة (١) من هذا الملحق (و) كشفا يظهر الزيادة أو العجز عن هذه السنة في المصروفات الاستكشافية مقارنة بالحد الأدنى للالتزامات الاستكشافية. ويسلم هذا الكشف للوزارة في موعد أقصاه ثلاثين (٣٠) يوما التي تلي نهاية تلك السنة.

5.2 Major Accounts

For the purposes of classifying costs, expenses and expenditures for cost recovery as well as for the purpose of establishing when the Exploration obligation has been met, costs, expenses and expenditures shall be recorded in major accounts including the following:

a. Exploration Expenditures
b. Development Expenditures other than Operating Expenses
c. Operating Expenses

Necessary sub-accounts shall be used in coordination with the MINISTRY.

Revenue accounts shall be maintained by the CONTRACTOR to the extent necessary for the control of recovery of costs and the treatment of Cost Oil.

Cash and accrual accounts shall be maintained as coordinated with the MINISTRY.

ARTICLE 6
TAX IMPLEMENTATION PROVISIONS

It is understood that the CONTRACTOR shall be subject to ROY Income Tax Laws except as otherwise provided in the Agreement, that any ROY Income Taxes paid by the MINISTRY on the CONTRACTOR's behalf constitutes additional income to the CONTRACTOR, and this additional income is always subject to ROY Income Taxes, that is "grossed-up".

The CONTRACTORS's annual income, as determined in Article 9.1.2 of the Agreement, less the amount equal to CONTRACTOR's grossed-up Yemen income tax liability, shall be CONTRACTOR's "Provisional Income ".

The "gross-up value" is an amount added to Provisional Income to give "Taxable Income", such that the gross-up value is equivalent to ROY Income Taxes.

Therefore:
Taxable Income = Provisional Income Plus Gross - up Value
and
Gross-up Value = ROY Income Tax on Taxable Income

Combining the first and last equations above,

$$\text{Gross-up Value} = \frac{\text{Provisional Income X Tax Rate.}}{1 - \text{Tax Rate}}$$

٢ : الحسابـات الرئيسيـة:

لأغراض تصنيف التكاليف والنفقات والمصروفات المتعلقة بتكلفة الاسترداد وكذلك لغرض تحديد وقت الوفاء بالتزام الاستكشاف تقيد التكاليف والنفقات والمصروفات في حسابات رئيسية بما في ذلك الأمور التالية:

أ. مصروفات الاستكشاف.
ب. مصروفات التنمية باستثناء نفقات التشغيل.
ج. نفقات التشغيل .

كما يجب أن تستخدم الحسابات الفرعية اللازمة بالتنسيق مع الوزارة.

يحتفظ المقاول بحسابات الإيرادات بالقدر اللازم لمراقبة استرداد التكاليف ومعالجة نفط الكلفة.

يحتفظ المقاول بحسابات نقدية وجارية بالتنسيق مع الوزارة.

المادة السادسة
احكام تنفيذ الضريبة

ـن المفهوم أن المقاول يخضع إلى قوانين ضرائب ـخل للجمهورية اليمنية باستثناء ما هو منصوص ـه على خلال ذلك في هذه الاتفاقية، وبأن أية ضريبة ـل مدفوعة من قبل الوزارة نيابة عن المقاول ـكل دخلا إضافيا إلى المقاول، وبأن هذا الدخل ضافي يخضع دائما إلى ضرائب الدخل اليمنية، أي (المجموع ـمالي).

ـل المقاول السنوي كما تم تحديده في المادة (٩-١-٢) ـن الاتفاقية ناقصا المبلغ المساوي إلى التزام ـريبة الدخل عن (المجموع الإجمالي) لمقاول يكون (الدخل المؤقت للمقاول).

ان قيمة (المجموع الإجمالي) هو مبلغ مضاف إلى الدخل المؤقت حصول على الدخل الخاضع للضريبة، وبحيث تكون القيمة إجمالية مساوية إلى ضريبة الدخل للجمهورية اليمنية.

لهـذا:
دخل الخاضع للضريبة = الدخل المؤقت زائد قيمة المجموع إجمالي.

مة المجموع الإجمالي= ضريبة الدخل للجمهورية اليمنية على دخل الخاضع للضريبة وبجمع المعادلات الأولى والأخيرة أعلاه.

كون قيمة المجموع الإجمالي=
دخل المؤقت × معدل الضريبة
١- معدل الضريبة

where the tax rate is expressed as a decimal.

The above equations are illustrated by the following numerical example. Assuming that the Provisional Income is Ten United States Dollars (U.S.$10), and that pursuant to Article 9.1.3 of the Agreement that ROY Income Taxes rate as applied to the CONTRACTOR would be sixty percent (60%), then the Gross-up Value is equal to:

$$\frac{U.S.\$10 \times 0.6}{1 - 0.6} = U.S.\ \$15.00$$

Therefore:

	U.S.$
Provisional Income	10.00
Plus Gross-up Value	15.00
Taxable Income	25.00
Less: ROY Income Taxes at 60%	15.00
CONTRACTOR's Income after taxes	10.00

ث يعبر عن معدل الضريبة بكسور عشرية.

توضيح المعادلات الواردة أعلاه بالمثال العددي التطبيقي التالي:

رض أن الدخل المؤقت هو عشرة دولارات أمريكية (١٠ دولار) ـه بموجب المادة ٩-١-٣ من الاتفاقية معدل ضريبة الدخل مهورية اليمنية بالنسبة للمقاول هي ستين (٦٠%) بالمائة ، ـها تكون قيمة المجموع مساوية إلى :

ا دولار أمريكي × ٠,٦ دولار أمريكي
١- ٦=

ذا يكون :

الدخل المؤقت	١٠ دولار .
زائد قيمة المجموع الإجمالي	١٥ دولار .
الدخل الخاضع للضريبة	٢٥ دولار .
ناقصا: ضريبة الدخل للجمهورية اليمنية بنسبة ٦٠%	١٥ دولار .
دخل المقاول بعد تسديد الضريبة	١٠ دولار .

ANNEX G

SAMPLE CALCULATION OF ROYALTY, COST OIL, AND PRODUCTION SHARING_OIL

Assuming that the Monthly Average Daily Net Production ("MADNP") is 80, 000 BBL, then calculation of the shares of MINISTRY and CONTRACTOR would be as follows:

1. Deduction of Royalty owned by the STATE from the total amount of 80, 000 BBL according to Article 3.2 of this Agreement.

ROYALTY - Royalty is calculated on the basis of the percentages provided in Article 3.2 of the Agreement as follows:

3% of first	25,000BBL = 750BBL
5% of next	25,000BBL = 1250BBL
6% of next	25,000BBL = 1500BBL
8% of next	5,000BBL = 400BBL
Royalty	= 3,900-BBL

And the remaining amount of MADNP after the deduction of Royalty would come to be:
80,000 BBL - Royalty of 3,900 BBL = 76,100 BBL

2. From the remaining amount of MADNP calculated above we deduct the Cost Oil as follows:

   a. **Assuming the daily recoverable costs exceed the value of the maximum Cost Oil calculated at the percentage stated in Article 7.1. of this Agreement ("maximum percentage")**

Cost Oil $= \frac{50 \times 76,100}{100} =$ **38,050 BBL**

   b. **Assuming the daily recoverable costs are \$300,000 and are less than the value of the maximum Cost Oil calculated at the maximum percentage; and assuming the Cost Oil value is \$20 /BBL.**

Cost Oil = $\frac{\textbf{Daily Recoverable Costs}}{\textbf{Value (per barrel) of the Cost Oil under Article 7.3 of the Agreement}}$

Cost Oil = $\frac{\textbf{\$ 300,000}}{\textbf{\$20/BBL}}$

Cost Oil = 15,000 BBL

الملحق (ز)

نموذج احتساب الإتاوة، نفط الكلفة ونفط المشاركة في الإنتاج

ـافتراض أن المعـــدل الشـــهري لصـــافي الإنتـــاج اليومـــي
ش ص أ ي) ٨٠,٠٠٠ برميل.

حساب حصة الحكومة والمقاول ستكون كالآتي:

١) خصم الإتاوة لصالح الحكومة من إجمالي المنتج لنفط (٨٠,٠٠٠) ألف برميل طبقا للمادة (٣-٢) لهذه الاتفاقية .

تاوة: الإتاوة تحسب على أساس خصم نسب مئوية حسب ما هو موضح في المادة (٣-٢) من الاتفاقية كالآتي:

% مـــن أول ٢٥,٠٠٠ برميل = ٧٥٠ برميل
% من التالي ٢٥,٠٠٠ برميل = ١٢٥٠ برميل
% من التالي ٢٥,٠٠٠ برميل = ١٥٠٠ برميل
% من التالي ٥,٠٠٠ برميل = ٤٠٠ برميل
تــاوة = ٣,٩٠٠برميل

لكميـة المتبقيـة من (م ش ص أ ي) بعد خصـم الإتـاوة سـتكون لتالي .
٨٠,٠٠٠ برميل- الإتاوة ٣,٩٠٠ برميل = ٧٦,١٠٠ برميل .

٢) الكمية المتبقية من (م ش ص أ ي) المحسوبة أعلاه بعد خصمنا نفط الكلفة تصبح النتيجة كالآتي:

أ- بافتراض الكلفـة اليوميـة المستعادة تزيد عن قيمـة الحد الأقصى لنفط الكلفة المحسوب عند النسبة المئوية المبينة في المادة (٧-١) من هذه الاتفاقية (الحد الأعلى للنسبة).

نط الكلفة = ٧٦,١٠٠ × ٥٠ / ١٠٠ = ٣٨,٠٥٠ برميل

ب- بـــافتراض الكلفـــة اليوميـــة المســـتعادة ثلاثمائـــة ألف(٣٠٠,٠٠٠) دولار وهي أقل من قيمة الحد الأقصى لنفط الكلفة المحسوب عند الحد الأقصى للنسبة المئويـة، وبافتراض أن قيمة نفط الكلفة عشـرين (٢٠) دولار لكل برميل .

فط الكلفة = الكلف اليومية المستعادة / القيمة (لكل برميل) لنفط الكلفـة طبقـا للمـادة (٧-٣) من الاتفاقية .

فط الكلفـــة = ٣٠٠,٠٠٠ دولار / ٢٠ دولار لكل برميل

نفط الكلفة = ١٥,٠٠٠ برميل

Note:

For the purpose of this Annex G, "daily recoverable costs" means the recoverable costs allocated to the applicable Quarter divided by the number of days in such Quarter.

3. The remaining MADNP ("Production Sharing Oil"), i.e., MADNP after deduction of (i) Royalty and (ii) Cost Oil (2a or 2b above, as applicable), according to Article 7.2 of this Agreement.

MINISTRY's Share = The Production Sharing Oil multiplied by the MINISTRY's percentage of Production Sharing Oil calculated as the weighted average of the percentages provided in Article 7.2 of this Agreement as follows:

64% of first 25,000 BBL = 16,000
67% of next 25,000 BBL = 16,750
70% of next 25,000 BBL = 17,500
75% of next 5,000 BBL = 3,750

$$\frac{(16{,}000+16{,}750+17{,}500+3{,}750)\,BBL}{80{,}000\ BBL} = \text{MINISTRY'S PERCENTAGE\%(GP)}$$

$$= \frac{54{,}000\ BBL}{80{,}000\ BBL} = 67.5\%\ GP$$

MINISTRY's Share = GP x Production Sharing Oil

PRODUCTION SHARING OIL = MADNP minus Royalty minus Cost Oil
(either 2a or 2b)

Production Sharing Oil=
=80,000BBL - 3,900BBL - 38,050BBL (2a)
Or
Production Sharing Oil =
= 80,000BBL- 3,900BBL – 15,000BBL (2b)

Production Sharing Oil = 38,050 BBL (2a)
Or
Production Sharing Oil = 61,100BBL (2b)

MINISTRY's Share= 67.5% X 38,050 BBL (2a)
or
MINISTRY's = Share67.5% X 61,100BBL (2b)

MINISTRY's Share = 25,683.75BBL (2a) or
= 41,242.5BBL (2b)

حظــــة :

رض هذا الملحق (ز) فإن التكاليف اليومية القابلة للاسترداد خصصة للربع السنة الجاري مقسوما على عدد أيام ربع السنة

المتبقي من (م ش ص أ ي) (نفط مشاركة الإنتاج) بمعنى (م ش ص أ ي) بعد خصم (١) الإتاوة و (٢) نفط الكلفة (٢ أو ٢ب أعلاه، كما هو مطبق) وفقا للمادة (٧-٣) من هذه الاتفاقية وذلك كالآتي :

ـة الوزارة = نفط المشاركة في الإنتاج مضروبا في نسبة المشاركة في الإنتاج الخاص بالوزارة محسوبا كمتوسط مرجح النسب الواردة في المادة (٧-٣) من هذه الاتفاقية وعلى النحو ي :

٦% لـ ٢٥,٠٠٠ برميل الأولي = ١٦,٠٠٠ برميل
% لـ ٢٥,٠٠٠ برميل التالية = ١٦,٧٥٠ برميل
% لـ ٢٥,٠٠٠ برميل التالية = ١٧,٥٠٠ برميل
% لـ ٥,٠٠٠ برميل التالية = ٣,٧٥٠برميل .

١٦,٠٠+١٦,٧٥٠+١٧,٥٠٠+٣,٧٥٠برميل=نسبة الحكومة (ن ح)
٨٠,٠٠٠ برميل

٥٤,٠٠ برميل = نسبة حصة الحكومة = ٦٧/٥%
٨٠,٠٠ برميل

ـة الوزارة = ن و × نفط مشاركة الإنتاج

ط مشاركة الإنتاج =(م ش ص أ ي) ناقصا (الإتاوة + نفط لفة)، أو (٢ أ أو ٢ ب).

ـط مشاركة الإنتاج=٨٠,٠٠٠برميل – ٣,٩٠٠برميل – ٣٨,٠٥برميل (٢ أ).

ـط مشاركة الإنتاج = ٨٠,٠٠٠ برميل- ٣,٩٠٠برميل – ١٥,٠٠برميل(٢ب).

ط مشاركة الإنتاج = ٣٨,٠٥٠ برميل (٢أ) أو ٦١,١٠٠ برميل ب).

ـة الوزارة =٦٧/٥% من ٣٨,٠٥٠برميل (٢أ) أو ٦٧/٥% من ٦١,١٠ برميل(٢ب)

ـة الوزارة = ٢٥,٦٨٣/ ٧٥برميل (٢أ) أو ٤١,٢٤٢/ ٥برميل ٢ب).

CONTRACTOR's Share of Production Sharing Oil = Production Sharing Oil less MINISTRY's Share of Production Sharing Oil

ـة المقاول من نفط مشاركة الإنتاج = نفط مشاركة الإنتاج - ـة الوزارة من نفط مشاركة الإنتاج .

CONTRACTOR's Share=
=38,050BBL – 25,683.75BBL (2a) or
61,100BBL – 41,242.5BBL (2b)

ـة المقاول= ٣٨,٠٥٠برميل - ٢٥,٦٨٣/٧٥برميل (٢أ) أو
= ٦١,١٠٠برميل–٤١,٢٤٢/٥برميل (٢ب) .

CONTRACTOR's Share = 12,366.25BBL (2a) or
19,857.5BBL (2b)

ـة المقاول = ١٢,٣٦٦/٢٥ برميل (٢أ) أو
= ١٩,٨٥٧/٥ برميل (٢ب) .

ANNEX H

FORM OF REQUEST FOR CONVERSION TO DEVELOPMENT AREA

Name of the CONTRACTOR:
Address:

Date: / /

H.E. MINISTER OF OIL AND MINERALs

Honorable Minister:

We, the CONTRACTOR, hereby declare that a Commercial Discovery of Oil has been notified to the MINISTRY on ____________________.
The Declaration follows as a result of the appraisal program consisting of the drilling of ____________________ Exploration Wells to date, and including geologic, geophysical and engineering studies that indicate the size of the structure in which the Commercial Discovery of Oil was made. The summary of the appraisal program is as follows:

Well No. 1   Well No. 2 (etc.)

Thickness of Pay:
Zone No.1 Gross ________ ft. ________ ft.
Net ________ ft. ________ ft.

Zone No.2 Gross ________ ft. ________ ft.
Net ________ ft. ________ ft.

Summary of Test Results:
Zone No. 1 ________ ________

Zone No. 2 ________ ________

Range of Estimated Reserves for Development Area:

________ Million BBL to ________ Million BBL

(Summary of any other relevant information)

Based on the structural interpretation resulting from the geologic, geophysical and engineering studies, the structure in which the Commercial Discovery of Oil has been made is located in (number of blocks) Development Blocks comprising a total Development Area of ________ Km2.

الملحق (ح)

طلب التحويل إلى منطقة تنمية

المقــاول : ....
ـــــوان : ....
ـيـــــخ : / /

.ة وزير النفط والمعادن المحـترم
ـي الوزير

ـن المقــاول نعلــن هنــا بــأن الاكتشــاف التجــاري للنفــط تم إشعار الوزارة به ----------------، أن الإعلان قد تم جـــــة لبرنـــــامج التقييـــــم المكــــــون مـــــن ـــــر .... آبـــــار استكشـــــافية إلـــــى يخنـــا هـــذا كمـــا يشـــمل الدراســـات الجيولوجيـــا جيوفيزيائيـــة والهندســـة والتـــي بينـــت حجـــم الـــتركيب ذي تـــم الاكتشـــاف التجـــاري النفـــط فيـــه ونلخـــص هنـــا ـامج التقييم على النحو الآتي:

ر رقم ١   البئر رقم ٢   (إلى آخره ..)

ك الطبقة الحاملة

قة رقم (١) الكلـــي ______ قدم __________ قدم .
الصافي ________قدم __________قدم .

قة رقم (٢) الكلـــي ________ قدم ________ قدم.
الصافي ________قدم__________قدم .

خص لنتائج الاختبار

ـقة رقم (١) ____________
ـقة رقم (٢) ____________

ـ الاحتياطات التقديرية لمنطقة التنمية هو
______ مليون برميل إلى ______ مليون برميل.

ملخص للمعلومات الأخرى المتعلقة بالموضوع) .

استنادا إلــى تفسير الخريطــة التركيبيــة النــاتج مــن الدراســات جيولوجية والجيوفيزيائية والهندسية، فإن التركيب الجيولوجي الــذي ـ فيه الاكتشاف التجاري للنفط يقع فــي (عدد القطاعات) قطاعــات تنميــة التــي تكــون إجمــالي مســاحة منطقــة التنميــة المقــدرة بــ ______ كم٢ .

The corner coordinates of the Development Area are as follows:

1. ______________ 4. ______________
2. ______________ 5. ______________
3. ______________ 6. ______________

Therefore, in accordance with Article 3.5 of the Production Sharing Agreement we confirm our intention to convert the above described Development Block(s) into a Development Area with respect to the Commercial Discovery of Oil notified to the MINISTRY as aforesaid.

This Request for Conversion to Development Area shall be subject to the following conditions:

1. The provisions of the Production Sharing Agreement under which this Commercial Discovery of Oil was notified to the MINISTRY shall apply to the Petroleum Operations in respect of the Development Area hereby established.

2. This Development Area may be revised, during or after the Exploration Period, by the CONTRACTOR after the approval of the MINISTRY if supported by additional technical information resulting from future Petroleum Operations by an amendment to this Request for Conversion to Development Area provided that any proposed extension area shall not extend beyond the original Agreement Area or into any area under a Production Sharing Agreement with third parties.

3. If future Exploration in the Development Area, during or after the Exploration period, results in a discovery of Oil in a separate geological structure that extends beyond the Development Area. CONTRACTOR shall have the right, after the approval of the MINISTRY, to appraise such discovery by drilling one or more Exploration Wells outside the Development Area, provided that such outside area is within the original Agreement Area and is not under a Production Sharing Agreement with third parties. CONTRACTOR shall have the right to declare such discovery a Commercial Discovery of Oil. In such case the MINISTRY and CONTRACTOR shall sign an amendment of this Request for Conversion to Development Area to extend the Development Area to include the geological structure in which such Commercial Discovery was made.

4. If the production doesn't Commence regularly without any technical reasons or economical reasons or force majeure within 5 years from the date of acceptance by the Ministry of the request for conversion to development area.

إحداثيات الركنية لمنطقة التنمية هي كما يلي:

-______________ ٤-______________
-______________ ٥-______________
-______________ ٦-______________

عليه وطبقا للمادة (٣-٥) من اتفاقية المشاركة في الإنتاج تؤكد نيتنا لتحويل قطاع (قطاعات) التنمية المبينة أعلاه إلى منطقة تنمية فيما يتعلق بالاكتشاف التجاري للنفط الذي تم إخطار الوزارة به كما سبق أعلاه.

إن طلب التحويل هذا إلى منطقة تنمية سيخضع للشروط التالية:

- إن أحكام اتفاقية المشاركة في الإنتاج التي تم بمقتضاها إخطار الوزارة بهذا الاكتشاف التجاري للنفط سيطبق على العمليات البترولية بالنسبة لمنطقة التنمية التي أنشأت هنا بموجبه.

١- منطقة التنمية هذه يمكن إعادة النظر فيها خلال أو بعد مرحلة الاستكشاف، من قبل المقاول بعد موافقة الوزارة إذا أيدت بمعلومات تقنية إضافية ناتجة من العمليات البترولية المستقبلية عن طريق طلب تعديل لطلب التحويل إلى منطقة التنمية، شريطة أن لا تمتد أية منطقة توسع مقترحة إلى خارج منطقة الاتفاقية الأصلية أو إلى أية منطقة خاضعة لاتفاقية مشاركة في الإنتاج مع طرف ثالث.

٣- إذا أدت الأعمال المستقبلية للاستكشاف في منطقة التنمية، خلال أو بعد مرحلة الاستكشاف، إلى اكتشاف تجاري للنفط في تركيب جيولوجي منفصل يمتد خارج منطقة التنمية، سيحق للمقاول بعد موافقة الوزارة أن يقيم ذلك الاكتشاف بحفر بئر أو أكثر من الآبار الاستكشافية خارج حدود منطقة التنمية، شريطة أن مثل تلك المنطقة تقع في إطار منطقة الاتفاقية الأصلية وليست خاضعة لاتفاقية مشاركة في الإنتاج مع أطراف أخرى.

للمقاول الحق في إعلان ذلك الاكتشاف اكتشافا تجاريا للنفط. وفي تلك الحالة سيوقع المقاول والوزارة على تعديل طلب التحويل إلى منطقة تنمية لتوسيع منطقة التنمية لتشمل التركيب الجيولوجي الذي تم فيه ذلك الاكتشاف التجاري .

٤- إذا لم يبدأ الإنتاج منتظماً بدون أسباب فنية أو اقتصادية أو قوة قاهرة خلال خمس (٥) سنوات من تاريخ موافقة الوزارة على التحويل إلى منطقة تنمية. عندئذ سوف تطلب الوزارة من المقاول بحل الموضوع وستمنحه سنتين تمديد لذلك.

Then the Ministry shall request the Contractor to resolve such issue and give the Contractor 2 years extension to resolve such.

Then if the production doesn't Commence regularly after such extension then the Contractor shall be obligated to relinquish the Development area and return it back to the Ministry at request.

Consequently, we respectfully request the MINISTRY's acceptance of, and agreement to, this Request for Conversion to Development Area to be evidenced by your signature below.

Respectfully Submitted, ________________

CONTRACTOR ____________________

Name: ____________________
Title:

Signed this ______ day of ____________, 200

H.E. MINISTER OF OIL AND MINERAL RESOURCES

____

وفي حالة عدم انتظام الإنتاج بعد ذلك التمديد سيكون المقاول ملزما بالتخلي عن منطقة التنمية واعادتها إلى الوزارة حسب طلبها.

ناءً على ما ذكر، فإننا نطلب من وزارة التكرم بالقبول والموافقة على هذا طلب للتحويل إلى منطقة تنمية وذلك بوضع قيعكم أدنى هذا.

بناءً على ما ذكر، فإننا نطلب من الوزارة التكرم بالقبول والموافقة لى هذا الطلب بالتحويل إلى منطقة التنمية وذلك وضع توقيعكم أدناه ذا.

م هذا الطلب مع فائق الاحترام.

مقاول : ____________________

لاسم : ____________________

صفة : ____________________

قع في يومنا هذا __________ من __________ ٢٠٠م

ساحب السعادة وزير النفط والمعادن______________

The MINISTRY or its authorized representative(s) shall have fourteen (14) Days within which to communicate its written approval of such award, failing such communication, approval shall be deemed to have been given. Furthermore, with the involvement of the Contracting and Procurement Subcommittee as set forth in Annex "E", the Operator shall provide written notice to the MINISTRY or its authorized representative(s) for any service contract (not including individual labour contracts) award, even if to the lowest bidder, with a value in excess of Two Hundred and Fifty thousand United States Dollars (U.S.$250,000). The MINISTRY or its authorized representative(s) shall have fourteen (14) Days within which to communicate its written approval of such award, failing such communication approval shall be deemed to have been given. In the event of no approval as a aforesaid, the Operating Committee shall meet in an attempt to resolve the issue.

سيكون للوزارة أو لممثلها أو ممثليها المفوضين أربعة عشر (١٤) يوم تتم خلالها الإبلاغ بالموافقة الكتابية على إرساء العقد، وفي حالة تعذر الإبلاغ بالموافقة خلال تلك الفترة فإن الموافقة سوف تعتبر إنها قد منحت. وعلاوة على ذلك، ومشاركة اللجنة الفرعية للتعاقدات والتوريدات على النحو الوارد في الملحق (هـ) سوف يقوم المشغل بإخطار الوزارة أو ممثلها أو ممثليها المفوضين كتابياً عن إرساء لأي عقد خدمة (لا يشمل عقود العمل الفردية) حتى ولو كان الأقلها عرضاً، والذي تزيد قيمته على مائتين وخمسين ألف (٢٥٠,٠٠٠) دولارا من دولارات الولايات المتحدة الأمريكية. للوزارة أو لممثلها أو ممثليها المفوضين الموافقة الكتابية على ذلك خلال أربعة عشر (١٤) يوم، وفي حالة تعذر الإبلاغ بالموافقة خلال تلك الفترة فإن الموافقة سوف تعتبر إنها قد منحت. وفي حالة عدم الموافقة على النحو الوارد أعلاه فإن لجنة التشغيل سوف تجتمع في محاولة منها لحل الموضوع.

The CONTRACTOR shall entrust the management of Development and production operations in the ROY to its technically competent General Manager and Deputy General Manager. The name of such General Manager and Deputy General Manager shall, upon appointment, be forthwith notified to the MINISTRY, accompanied by the curriculum vitae of such General Manager and Deputy General Manager. The General Manager and, in his absence, the Deputy General Manager shall be entrusted by the CONTRACTOR with sufficient powers to carry out immediately all lawful written directions given to them by the MINISTRY or its representative(s) under the terms of this Agreement.

سوف يقوم المقاول بتكليف إدارة عمليات التنمية والإنتاج في الجمهورية اليمنية لمدير عام ونائب لمدير العام يكونا مؤهلين فنياً. تبلغ الوزارة باسم كل من المدير العام ونائبه عند تعيينهما وسوف يرفق بذلك التعيين السيرة الذاتية عن مؤهلات وخبرات كل من المدير العام ونائبه. يجب على المقاول أن يخول المدير العام، ونائبه في حالة غيابه، بصلاحيات كافية للتنفيذ الفوري للتوجيهات القانونية المكتوبة الصادرة عن الوزارة أو عن ممثلها ممثليها طبقا لنصوص هذه الاتفاقية.

6. **Statement of Expenditure**

The CONTRACTOR shall supply MOM, within thirty (30) Days from the end of each Calendar Quarter, with a "Statement of Expenditures" as referred to in paragraph 1.2 of the Accounting Procedures in Annex "F" showing costs incurred and paid by the CONTRACTOR during such Quarter. The CONTRACTOR's records and necessary original supporting documents shall be available for review by the MINISTRY at any time during regular working hours for three (3) Months from the date of receiving such Statements of Expenditures. Within the three (3) Months from the date of receiving such Statement of Expenditures, the MINISTRY shall advise the CONTRACTOR in writing if it considers:

٤-٦: **بيان المصاريف :**

يجب على المقاول تزويد الوزارة خلال ثلاثين (٣٠) يوما من نهاية كل ربع سنة تقويمي، ببيان بالمصاريف كما ورد في الفقرة (٢-١) من الإجراءات المحاسبية في الملحق (و) التي تبين التكاليف التي تحملها ودفعها المقاول خلال ذلك الربع. وسوف تكون قيودات المقاول وأصول الوثائق اللازمة والمؤيدة متاحة لفحصها من قبل الوزارة في أي وقت خلال ساعات الدوام المنتظمة وذلك لمدة ثلاثة (٣) أشهر من تاريخ استلام تلك البيانات. خلال الثلاثة (٣) الأشهر من تاريخ استلام ذلك البيان سوف تقوم الوزارة بإبلاغ المقاول كتابياً إذا رأت أن:

i. that the record of costs is not correct; or

(١) التكاليف قد قيدت بشكل غير صحيح؛ أو

ii. that the costs of goods or services supplied are not in line with the international market prices for goods or services of similar quality supplied on similar terms prevailing at the time such goods or services are supplied, provided however, that purchases made and services performed within ROY shall be subject to Article 26 of this Agreement; or

(٢) تكاليف البضائع أو الخدمات الممونة لا تتمشى مع أسعار السوق العالمية لبضائع أو الخدمات المماثلة في الجودة وشروط التوريد السائدة وقت تموين هذه البضائع أو الخدمات. على أن يراعى في هذا الشأن ان المشتروات والخدمات التي تم الحصول عليها في (ج.ي) تخضع لأحكام المادة (٢٦) من هذه الاتفاقية. أو

iii. that the "Condition" (as defined in paragraphs 2.4.2, 2.4.3 and 2.4.4 of the Accounting Procedures in Annex "F") of the materials furnished by the CONTRACTOR does not agree with their prices as set forth in the said Annex; or

(٣) أن شروط المواد (كما هو معرف في الفقرات (٢-٤-٢)، (٢-٤-٣) و(٢-٤-٤) من الأنظمة المحاسبية في الملحق "و") والتي قام بتوفيرها المقاول بتزويدها لا تتفق مع الأسعار الوارد ذكرها في ذلك الملحق.

iv. that the costs incurred are not reasonably required for Petroleum Operations.

(٤) التكاليف التي احتسبت ليست مطلوبة بصفة معقولة للعمليات البترولية.

The CONTRACTOR shall confer with MOM in connection with any problem arising under this Article 6.4, and the Parties hereto shall attempt to reach a settlement which is mutually satisfactory.

ويتعين على المقاول أن يتشاور مع الوزارة في شأن اي مشكلة تثار حسب المادة (٦-٤). وعلى الطرفين أن يحاولا الوصول إلى تسوية مرضية لكليهما.

If within the time limit of the three (3) Month period provided for in this Article 6.4 the MINISTRY has not advised the CONTRACTOR of its objection to any Statement of Expenditures, such Statement shall be considered as preliminary approved, subject to audit by the MINISTRY according to paragraph 1.4 of the Accounting Procedures in Annex "F" of this Agreement.

إذا لم تقم الوزارة خلال فترة الثلاثة (٣) الأشهر كما هو مبين في المادة (٦-٤) بإشعار المقاول حول اعتراضها على اي من تلك البيانات فإنه سوف يعتبر موافق عليها بشكل مبدئي، ولكنها سوف تخضع للتدقيق المحاسبي من قبل الوزارة طبقاً للفقرة (١- ٤) من الإجراءات المحاسبية في الملحق (و) لهذه الاتفاقية.

.5 **Facilities**

٦-٥: المرافق :

6.5.1 The CONTRACTOR shall have the right to construct and operate facilities for the processing, transport, storage and shipment of Petroleum in the ROY and the MINISTRY shall render all assistance to the CONTRACTOR on matters involving Yemeni laws and with obtaining any necessary approvals from the competent Yemeni authorities.

٦-٥-١: للمقاول الحق في تشييد وتشغيل المرافق الخاصة بالمعالجة، والنقل والتخزين وشحن البترول في الجمهورية اليمنية. وسوف تقوم الوزارة بتقديم كامل العون للمقاول في المسائل التي يتطلبها القانون اليمني في الحصول على أية موافقات ضرورية من الجهات اليمنية المسئولة.

6.5.2 If, during the term of this Agreement, the CONTRACTOR and the MINISTRY agree that the CONTRACTOR has no foreseeable need for part or all of the unused capacity in the Petroleum Operations facilities such as a pipeline or Crude Oil storage or export terminal facility forming part of Petroleum

٦-٥-٢: إذا اتفق المقاول والوزارة خلال مدة هذه الاتفاقية بأنه ليس لدى المقاول حاجة متوقعة لجزء أو كامل السعة الغير مستخدمة في مرافق العمليات البترولية مثل الأنابيب أو خزانات النفط الخام أو مرافق موانئ التصدير التي تشكل جزء من العمليات البترولية، وكان في رأي المقاول بأن تلك السعة يمكن استخدامها للعمليات التي تقوم بها الوزارة أو اي جهة

Operations, and that in the CONTRACTOR's opinion such capacity can be used for Petroleum Operations conducted by the MINISTRY or anyone acting on behalf of the MINISTRY, including persons having rights under any other "Production Sharing Agreements" in YEMEN, without interfering with the CONTRACTOR's Petroleum Operations and the MINISTRY's Petroleum Operations under this Agreement, and if the MINISTRY determines a need for such part or all of such unused capacity for such operations in YEMEN, then the MINISTRY and the CONTRACTOR shall meet to negotiate mutually satisfactory terms covering such use (including a proportional per Barrel charge representing unrecovered capital costs of the CONTRACTOR for such unused capacity), provided always that the CONTRACTOR shall have priority to use the above mentioned facilities for the Petroleum Operations.

أخرى نيابة عن الوزارة بما في ذلك الاشخاص الذين لهم حقوق بموجب أي اتفاقية أخرى للمشاركة في الإنتاج في اليمن دون تعارض مع عمليات المقاول البترولية والوزارة بمقتضى هذه الاتفاقية، وإذا حددت الوزارة بأن الحاجة إلى هذه الطاقة الغير مستخدمة جزئيا أو كليا ضرورية لمثل تلك العمليات في اليمن، عندئذ ستجتمع الوزارة والمقاول للتفاوض والتوصل إلى شروط مقنعة لكليهما تغطي ذلك الاستخدام. وستتضمن الشروط المتعلقة باستخدام المرافق المذكورة أعلاه مدفوعات معقولة تدفعها الجهة المستخدمة مقابل التكاليف والنفقات المحملة بسبب ذلك الاستخدام (بما في ذلك تكاليف تناسبية على كل برميل تمثل الكلف الرأسمالية الغير مستعادة للمقاول لمثل تلك السعه الغير مستخدمة) ويشترط دوما أن تكون الأولوية للمقاول لاستخدام المرافق المشار إليها أعلاه في العمليات البترولية.

6.5.3 If the CONTRACTOR should determine and advise the MINISTRY that it needs part or all of the unused capacity in Petroleum Operations facilities such as a pipeline or crude oil storage or export terminal facility in YEMEN which are not subject to this Agreement, the MINISTRY shall, to the extent that it has the right to do so, cause such unused capacity to be made available for the CONTRACTOR's use for Petroleum Operations on mutually satisfactory terms, including reasonable payment by the CONTRACTOR for such use (including a proportional per Barrel charge representing unrecovered capital costs of such unused capacity).

٦-٥-٣: إذا قام المقاول بتحديد وإخطار الوزارة عن حاجته إلى جزء أو كل من السعة في المرافق البترولية التشغيلية الغير مستخدمة مثل الأنابيب أو خزانات النفط الخام أو مرافق ميناء التصدير في اليمن والغير خاضعة لهذه الاتفاقية فإن الوزارة ستعمل، وإلى الحد الذي تملكه من حق للقيام بذلك، على إتاحة مثل تلك السعة الغير مستخدمة وذلك لاستخدام المقاول في العمليات البترولية وفقا لشروط مرضية لكليهما، بما في ذلك مدفوعات معقولة من قبل المقاول لقاء ذلك الاستخدام (بما في ذلك تكاليف تناسبية عن كل برميل تمثل الكلف الرأسمالية الغير مستعادة لمثل تلك السعة الغير مستخدمة).

ARTICLE 7
RECOVERY OF COSTS AND PRODUCTION SHARING

المادة السابعة
استرداد التكاليف والمشاركة في الإنتاج

7.1 <u>Cost Recovery Crude Oil</u>

Subject to the auditing provisions under this Agreement, the CONTRACTOR shall recover all costs, expenses and expenditures incurred for all Petroleum Operations out of and to the extent of a maximum of fifty percent (50%) per Quarter of all the Crude Oil produced and saved from the Agreement Area and not used in Petroleum Operations and after Royalty payments to the STATE according to Article 3.2 of this Agreement. Such maximum of Crude Oil is hereinafter referred to as "Cost Oil".

٧-١: <u>النفط الخام المخصص لاسترداد التكاليف:</u>

مع مراعاة الأحكام الخاصة بالمراجعة المحاسبية في هذه الاتفاقية يسترد المقاول كافة التكاليف والنفقات، والمصروفات الخاصة بجميع العمليات البترولية في حدود وخصما من خمسين (٥٠%) بالمائة كحدا أعلى في كل ربع سنة من كل النفط الخام المنتج والمحتفظ به من منطقة الاتفاقية والغير مستخدم في العمليات البترولية وبعد خصم الإتاوة المدفوعة للدولة طبقا للمادة (٣-٢) من هذه الاتفاقية. ويشار إلى هذا الحد الأعلى للنفط الخام فيما يلي بعبارة "نفط الكلفة".

All such costs, expenses and expenditures shall be recovered from Cost Oil in the following manner:

وتسترد جميع تلك التكاليف والنفقات والمصروفات من نفط الكلفة وذلك على النحو الآتي:

7.1.1 **Operating Expenses** incurred and paid on and after Initial Commercial Production shall be recoverable in the Tax Year in which such costs and expenses are incurred and paid.

٧-١-١: نفقات التشغيل: التي حملت ودفعت بعد تاريخ الإنتاج التجاري الأولي تسترد في السنة الضريبية التي حملت ودفعت فيها هذه التكاليف والنفقات.

7.1.2 **Exploration Expenditures** including, but not limited to, those accumulated prior to the commencement of Initial Commercial Production shall be recoverable at the rate of fifty percent (50%) per Year starting either in the Tax Year in which such expenditures are incurred and paid or the Tax Year in which Initial Commercial Production occurs, whichever is the later.

٧-١-٢: مصاريف الاستكشاف: بما في ذلك، على سبيل المثال لا الحصر، ما تراكم منها قبل بدء الإنتاج التجاري الأولي سوف تسترد بواقع خمسين (٥٠%) بالمائة في السنة تبدأ إما في السنة الضريبية التي احتسبت ودفعت فيها هذه المصاريف أو في السنة الضريبية التي يبدأ فيها الإنتاج التجاري الأولي، أي من التاريخين يكون لاحقاً.

7.1.3 **Development Expenditures**, including, but not limited to, those accumulated prior to the commencement of Initial Commercial Production shall be recoverable at the rate of fifty percent (50%) per Year starting in the Tax Year in which such expenditures are incurred and paid or the Tax Year in which Initial Commercial Production occurs, whichever is the later.

٧-١-٣: مصاريف التنمية:
بما في ذلك على سبيل المثال لا الحصر، ما تراكم منها قبل بدء الإنتاج التجاري الأول سوف تسترد بمعدل خمسين (٥٠%) بالمائة سنويا تبدأ أما في السنة الضريبية التي احتسبت ودفعت فيها هذه المصاريف، أو في السنة الضريبية التي يبدأ فيها الإنتاج التجاري الأولي، أي من التاريخين يكون لاحقا.

7.1.4 The recovery of costs and expenses, based upon the rates referred to in Articles 7.1.2 and 7.1.3 above, shall be allocated to each Quarter proportionately (one fourth to each Quarter). Any recoverable costs and expenses not recovered in one Quarter as thus allocated, shall be carried forward for recovery in the next Quarter.

٧-١-٤: سيتم استرداد التكاليف والنفقات بناءً على النسب المحددة في المواد (٧-١-٢)، و(٧-١-٣) أعلاه بتخصيصها وتوزيعها على كل ربع سنة بشكل تناسبي (ربعها لكل ربع سنة). وأية نفقات أو تكاليف قابلة للاسترداد لم يتم استردادها في أحد أرباع السنة على النحو الذي يتم توزيعها، سوف ترحل وتحمل على الربع الذي يليه لاستردادها.

7.1.5 If all costs, expenses and expenditures that are recoverable in any Quarter, including, but not limited to, such costs, expenses and expenditures carried forward from previous Quarters pursuant to Article 7.1.4, exceed the value of the maximum amount of Cost Oil ("Maximum Cost Oil") that can be taken by the CONTRACTOR in such Quarter, as provided in Article 7.1 above, then the unrecovered excess amount shall be carried forward for recovery in the next succeeding Quarter or Quarters until fully recovered, but in no case shall they be recovered after the termination of this Agreement. However, if such recoverable costs, expenses and expenditures are less than the value of the Maximum Cost Oil, then the value of the Crude Oil taken as Cost Oil by the CONTRACTOR shall be equal to such recoverable costs,

٧-١-٥: إذا حدث في أي ربع سنة أن كانت التكاليف والنفقات والمصروفات على الذي تم توزيعها القابلة للاسترداد بما في ذلك، على سبيل المثال لا الحصر، والمرحلة بمثل تلك النفقات والتكاليف والمصرفات التي حصلت من الربع الذي قبله طبقا للمادة (٧-١-٤) تتجاوز قيمة الحد الأقصى "النفط الكلفة" والذي يمكن أخذه من قبل المقاول في ربع السنة تلك كما هو موضح في المادة (٧-١) أعلاه، سيتم ترحيل تلك المبالغ التي لم يتم استردادها إلى الربع أو أرباع السنة التي تلي ذلك الربع حتى يتم استردادها بالكامل ولكن وفي جميع الأحوال فإنها لن تسترد بعد انتهاء هذه الاتفاقية. أما إذا كانت التكاليف والنفقات والمصروفات القابلة للاسترداد أقل من الحد الأقصى لنفط الكلفة فإن قيمة النفط الخام المأخوذ كنفط كلفة من قبل

expenses and expenditures. The difference between the Maximum Cost Oil and the Cost Oil actually taken by the CONTRACTOR during such Quarter shall be included in the Production Sharing Oil and shall be taken and disposed of separately by the MINISTRY and the CONTRACTOR pursuant to Article 7.3 below.

المقاول يجب أن تكون مساوية لتلك التكاليف والنفقات والمصروفات القابلة للاسترداد. أن الفارق بين الحد الأقصى من نفط الكلفة ونفط الكلفة المأخوذ فعلاً من قبل المقاول في ربع السنة تلك، سيتم إضافته إلى النفط المخصص للمشاركة والذي سيؤخذ من قبل كل من الوزارة والمقاول ليتصرفا به بشكل منفرد طبقاً للمادة (٧-٣) أدناه.

7.2 **Non-Recoverable Costs and Expenses:**

In addition to any non-recoverable costs and expenses provided for in this Agreement or in the Accounting Procedures in Annex "F" of this Agreement, the below-mentioned costs and expenses are not recoverable from Cost Oil or otherwise under this Agreement:

٧-٢: **التكاليف والنفقات الغير قابلة للاسترداد:**

بالإضافة إلى أية تكاليف أو مصروفات أخرى غير قابلة للاسترداد تكون قد وردت بهذه الاتفاقية أو بموجب الإجراءات المحاسبية في الملحق (و) لها، فإن التكاليف والنفقات المبينة فيما يلي لا تسترد من نفط الكلفة أو غيره بموجب هذه الاتفاقية.

7.2.1 Costs and expenses not related directly or indirectly to Petroleum Operations in the Agreement Area.

٧-٢-١: التكاليف والنفقات غير المتصلة بشكل مباشر أو غير مباشر بالعمليات البترولية في منطقة الاتفاقية.

7.2.2 That portion of the costs and expenses in excess of the limitations set forth in the Accounting Procedures in Annex "F" or other provisions of this Agreement.

٧-٢-٢: ذلك الجزء من التكاليف والنفقات الذي تجاوز الحدود الواردة في الإجراءات المحاسبية بالملحق (و) أو في الأحكام الأخرى من هذه الاتفاقية.

7.2.3 Expenses incurred, paid, and carried forward, prior to the Effective Date of this Agreement, except for Exploration Expenditures incurred after signature of this Agreement if approved by the MINISTRY.

٧-٢-٣: النفقات التي حملت ودفعت ورحلت قبل تاريخ النفاذ لهذه الاتفاقية، عدا المصاريف الاستكشافية المحملة بعد التوقيع على هذه الاتفاقية، إذا وافقت الوزارة عليها.

7.2.4 All taxes in YEMEN or in other countries except as specifically provided for in this Agreement.

٧-٢-٤: كل الضرائب في اليمن أو في بلدان أخرى، عدا ما نصت عليه هذه الاتفاقية بالتحديد.

7.2.5 Losses which are recovered through insurance, any contract of indemnity or otherwise from a third party.

٧-٢-٥: الخسائر التي تسترد عن طريق التأمين أو اي عقد للتعويضات أو خلافه من طرف ثالث.

7.2.6 Bonuses paid to the STATE or to the MINISTRY.

٧-٢-٦: المنح المدفوعة للدولة أو للوزارة.

7.2.7 Interest, fees and commissions on loans and guarantees.

٧-٢-٧: الفوائد والأتعاب والعمولات على القروض والضمانات.

7.2.8 Expenses or payments for education and training pursuant to this Agreement, except for costs and expenses for training of ROY employees of the CONTRACTOR provided such costs and expenses are included in an approved Work Program and Budget.

٧-٢-٨: النفقات أو المدفوعات للتعليم والتدريب التي ورد ذكرها في هذه الاتفاقية ماعدا تلك التكاليف والنفقات المطلوبة لتدريب الموظفين اليمنيين العاملين مع المقاول شريطة أن تكون تلك التكاليف والنفقات مشمولة في برنامج العمل والميزانية المعتمدين.

7.2.9 Expenses incurred and paid for the marketing of Crude Oil from the Agreement Area outside YEMEN and the cost of transporting, storing, handling and exporting of Petroleum beyond the point of export in YEMEN.

7.2.10 Foreign exchange losses.

7.3 Production Sharing Oil

The Crude Oil remaining after deducting Royalty and Cost Oil from the total Crude Oil produced and saved from the Agreement Area, and not used in Petroleum Operations, shall be taken and disposed of separately by the MINISTRY and the CONTRACTOR in accordance with the sample calculation in Annex "G" and as follows:

7.3.1 For the portion or increment of production up to and including *twenty five thousand (25,000)* Barrels of Monthly Average Daily Net Production:

Sixty Four percent (64%) to the MINISTRY, and Thirty Six percent (36%) to the CONTRACTOR

7.3.2 For that additional portion or increment of production which exceeds *twenty five thousand (25,000)* Barrels of Monthly Average Daily Net Production up to and including *fifty thousand (50,000)* Barrels of Monthly Average Daily Net Production:

Sixty Seven percent (67%) to the MINISTRY, and Thirty Three percent (33%) to the CONTRACTOR

7.3.3 For that additional portion or increment of production which exceeds *fifty thousand (50,000)* Barrels of Monthly Average Daily Net Production up to and including *seventy five thousand (75,000)* Barrels of Monthly Average Daily Net Production:

Seventy percent (70%) to the MINISTRY, and Thirty percent (30%) to the CONTRACTOR

7.3.4 For that additional portion or increment of production which exceeds *seventy-five thousand (75,000)* Barrels of Monthly Average Daily Net Production up to and including *one hundred thousand (100,000)* Barrels of Monthly Average Daily Net Production:

Seventy percent (75%) to the MINISTRY, and Twenty five percent (25%) to the CONTRACTOR

٧-٢-٩: النفقات التي حملت ودفعت لعمليات تسويق النفط الخام من منطقة الاتفاقية خارج اليمن وتكاليف نقل وتخزين وتسليم وتصدير البترول خارج نقطة التصدير في اليمن.

٧-٢-١٠: الخسائر في تغيير العملة الأجنبية.

٧-٣: نفط المشاركة في الإنتاج :

يتم الاقتسام والتصرف في النفط الخام المنتج والمحتفظ به من منطقة الاتفاقية والغير مستخدم في العمليات البترولية والمتبقي بعد خصم الإتاوة ونفط الكلفة من إجمالي ذلك النفط، من قبل المقاول والوزارة بشكل منفصل طبقاً لنموذج الاحتساب في الملحق (ز) وعلى النحو الآتي:

٧-٣-١: لذلك الجزء أو التزايد في الإنتاج الذي يصل ويشمل خمسة وعشرون (٢٥,٠٠٠) ألف برميل من المتوسط الشهري لصافي الإنتاج اليومي:

الوزارة (٦٤%) أربعة وستون بالمائة
المقاول (٣٦%) ستة وثلاثون بالمائة

٧-٣-٢: لذلك الجزء الإضافي أو التزايد في الإنتاج الذي يتعدى خمسة وعشرون (٢٥,٠٠٠) ألف برميل من المتوسط الشهري لصافي الإنتاج اليومي وحتى يصل ويشمل خمسون (٥٠,٠٠٠) ألف برميل من المتوسط الشهري لصافي الإنتاج اليومي:

الوزارة (٦٧%) سبعة وستون بالمائة
المقاول (٣٣%) ثلاثة وثلاثون بالمائة

٧-٣-٣: لذلك الجزء الإضافي أو التزايد في الإنتاج الذي يتعدى خمسون (٥٠,٠٠٠) ألف برميل من المتوسط الشهري لصافي الإنتاج اليومي حتى يصل ويشمل خمسة وسبعون (٧٥,٠٠٠) ألف برميل من المتوسط الشهري لصافي الإنتاج اليومي:

الوزارة (٧٠%) سبعون بالمائة
المقاول (٣٠%) ثلاثون بالمائة

٧-٣-٤: لذلك الجزء الإضافي أو التزايد في الإنتاج الذي يتعدى خمسة وسبعون (٧٥,٠٠٠) ألف برميل من المتوسط الشهري لصافي الإنتاج اليومي حتى يصل ويشمل مائة (١٠٠,٠٠٠) ألف برميل من المتوسط الشهري لصافي الإنتاج اليومي:

الوزارة (٧٥%) خمسة وسبعون بالمائة
المقاول (٢٥%) خمسة وعشرون بالمائة

7.3.5 For that additional portion or increment of production which exceeds *one hundred thousand (100,000)* Barrels of Monthly Average Daily Net Production:

Eighty Two percent (82%) to the MINISTRY, and Eigtheen percent (18%) to the CONTRACTOR

٧-٣-٥: لذلك الجزء الإضافي أو التزايد في الإنتاج الذي يتعدى مائة (١٠٠,٠٠٠) ألف برميل من المتوسط الشهري لصافي الإنتاج اليومي:

الوزارة (٨٢%) إسفين وثمانون بالمائة
المقاول (١٨%) ثمانية عشر بالمائة

7.4 **Valuation of Crude Oil**

7.4.1 It is the intent of the Parties that the value of the Cost Oil (and the CONTRACTOR's Production Sharing Oil for the purpose of ROY Income Taxes as provided in Article 9.1.2 below) shall reflect the prevailing market price for Crude Oil. For the purpose of evaluating the prevailing market value of the quantity of Cost Oil to which the CONTRACTOR is entitled hereunder during each Calendar Quarter, the weighted average price realized in freely convertible currency, from F.O.B. point of export sales to non-Affiliated Companies during any such Quarter at arms length by either the MINISTRY or the CONTRACTOR under all such Crude Oil sales of the Crude Oil from the Agreement Area then in effect, but excluding any government to government sales that do not reflect international oil market prices and any Crude Oil sales contracts involving barter, whichever is higher, shall be used. Prices shall be appropriately adjusted to credit terms providing for payment within thirty (30) Days from the date of bill of lading. Currencies other than United States Dollars shall be converted into United States Dollars at the rate for buying United States Dollars with such currencies as quoted by Citibank London, at 10:30 a.m. London time, on the bill of lading date for any such sales, and if this is not a banking Day in London, on the next succeeding banking Day in London.

It is understood that in the case of C.I.F. or other sales on delivered bases, appropriate deductions shall be made for applicable freight and insurance charges to calculate the F.O.B. point of export price.

٧-٤: __تثمين سعر النفط الخام :__

٧-٤-١: انعقدت نية الطرفين على أن قيمة "نفط الكلفة" وحصة المقاول من النفط الخام المخصص للمشاركة لغرض تحديد ضريبة دخل الجمهورية اليمنية كما جاء في المادة (٩-١-٢) أدناه سوف تعكس السعر السائد في السوق العالمية للنفط الخام. ولغرض تقييم القيمة السوقية السائدة لكمية نفط الكلفة التي يستحقها المقاول بموجب الاتفاقية أثناء كل ربع سنة تقويمية، يستعمل المتوسط المرجح للسعر المحقق بعملة قابلة للتحويل الحر لصفقات غير منحازة من مبيعات الوزارة أو المقاول تسليم ظهر الناقلة (فوب F.O.B) في نقطة التصدير وذلك طبقا لكافة عقود بيع النفط الخام سارية المفعول، آنذاك من منطقة الاتفاقية إلى شركات غير تابعة خلال ذلك الربع السنة والشركات التي للوزارة والمقاول اليد الطولى عليها بموجب مبيعات النفط الخام لمنطقة الاتفاقية التي تكون سارية المفعول باستثناء عقود بيع من حكومة لحكومة التي لا تعكس أسعار السوق العالمية وعقود بيع النفط الخام بالمقايضة سيتم الأخذ بأعلى أي منهما. سيتم تعديل تلك الأسعار بما يتناسب مع شروط الدفع خلال مدة ثلاثين (٣٠) يوما من تاريخ بوليصة الشحن. وسيتم تحويل سعر العملات الأخرى غير دولارات الولايات المتحدة الأمريكية بسعر شراء دولار الولايات المتحدة الأمريكية مقابل تلك العملة كما هو معروض في بنك سيتي بنك بلندن الساعة العاشرة والنصف صباح بتوقيت لندن بتاريخ بوليصة الشحن في ذلك اليوم لأي من تلك المبيعات وإذا كان البنك مغلقا في ذلك اليوم في لندن فسيستخدم سعر يوم العمل الذي يليه.

ومن المفهوم أنه في حالة المبيعات سيف (C.I.F) أو أية مبيعات أخرى على أساس التسليم تجري التخفيضات اللازمة مقابل تكاليف النقل والتأمين توصلا لحساب السعر (فوب) في نقطة التصدير.

7.4.2 If, during any Calendar Quarter there are no such sales by the MINISTRY or the CONTRACTOR then in effect, the MINISTRY and the CONTRACTOR shall meet as soon as practicable, but no later than ten (10) Days after the end of such Quarter, and mutually agree upon the price of Crude

٧-٤-٢: إذا لم تتم مثل هذه المبيعات من جانب الوزارة أو المقاول خلال أي ربع سنة تقويمية، فيجب على الوزارة والمقاول أن يجتمعا بأسرع وقت ممكن من الناحية العملية، شريطة أن لا تزيد عن عشرة (١٠) أيام بعد نهاية ذلك الربع ويتفقان معا على سعر النفط

Oil to be used in determining the value mentioned in Article 7.4.1 above taking into account prevailing market prices for crude oil of similar grade, quality, quantity, sales' terms in similar geographical markets during that period. Pending such mutual agreement the provisional price used shall be the last price determined pursuant to Article 7.4.1 or under this Article 7.4.2 and appropriate adjustment will be made thereto after determination of a mutually agreed price by the MINISTRY and the CONTRACTOR.

الخام الذي يتعين استعماله في تحديد القيمة المذكورة في الفقرة (٧-٤-١) بعالية، مع الأخذ بعين الاعتبار أسعار السوق السائدة للنفط الخام ذو الدرجة والنوعية والكمية والمبيعات والشروط في الأسواق الجغرافية المماثلة خلال تلك الفترة. ولحين الوصول إلى هذا الاتفاق المشترك يكون السعر الواجب الاستعمال هو آخر سعر يحدد بموجب الفقرة (٧-٤-١) أو بموجب هذه الفقرة (٧-٤-٢) وتجري التعديلات المناسبة على ذلك السعر بعد تحديد سعر توافق عليه الوزارة والمقاول معا.

7.5 **Tanker Lifting**

At a reasonable time prior to Initial Commercial Production, the CONTRACTOR shall submit for consideration to the MINISTRY a procedure for scheduling tanker liftings from the agreed upon point(s) of export and shall negotiate with the MINISTRY acceptable provisions relating to underlifting and overlifting of production. Such provisions shall include periodic and at least Quarterly settlement of overlifts and underlifts in cash or in kind at the option of the MINISTRY.

٧-٥: **تحميل الناقلات:**

يقوم المقاول بتسليم الوزارة في وقت معقول قبل البدء في الإنتاج التجاري الأولي بإجراءات جدولة حمولات الناقلات من نقطة (نقاط) التصدير المتفق عليها ويتباحث مع الوزارة حول البنود المقبولة والتي تخص الحمولات الأقل والحمولات الأكثر من الإنتاج. وتشمل تلك الأحكام مما يحقق التسوية الدورية أو على الأقل الربع السنوي للحمولات بالزائد وللحمولات بالناقص إما نقداً أو عيناً طبقاً لخيار الوزارة.

7.6 **Optional Purchase of Crude Oil**

The STATE shall have the option, to be exercised upon at least ninety (90) Days' written notice to the CONTRACTOR to purchase from the CONTRACTOR up to fifty percent (50%) of the CONTRACTOR's Production Sharing Oil.

٧-٦: **المشتريات الاختيارية من النفط الخام:**

للدولة حق ممارسة الخيار بعد إشعار المقاول خلال فترة لا تقل عن تسعين (٩٠) يوما في شراء جزء من حصة المقاول من نفط المشاركة في الإنتاج بما يصل إلى خمسين (٥٠%) في المائة من تلك الحصة.

The price for the Production Sharing Oil purchased by the STATE shall be as mutually agreed by the MINISTRY and the CONTRACTOR. If no agreement is reached then the price applied shall be the weighted average price received by the CONTRACTOR for its sales to non-Affiliated Companies as calculated in Article 7.4.1 above during the applicable Quarter. If there have been no such sales then the price reached under Article 7.4.2 for the applicable Quarter shall apply.

إن سعر نفط المشاركة في الإنتاج الذي تم شراؤه من قبل الدولة سيتم الاتفاق عليه ودياً بين الوزارة والمقاول. وإذا لم يصلا إلى اتفاق فإن السعر الذي سيعمل به سيكون هو متوسط السعر المرجح الذي حصل عليه المقاول من مبيعاته إلى شركات غير تابعة له حسبما تم احتسابه في المادة (٧-٤-١) أعلاه خلال الربع سنة المعني، وإذا لم تكن هناك أية مبيعات في ذلك الوقت فسيطبق السعر الذي تم التوصل إلية كما جاء في المادة (٧-٤-٢) لذلك الربع سنة المعني.

All purchases by the STATE pursuant to this option shall be on credit terms providing for payment within thirty (30) Days from the bill of lading date for sales by tanker shipments, and from invoice date for other sales.

كل مشتروات الدولة بناء على هذا الخيار ستكون بشروط ائتمانية على أساس السداد خلال ثلاثين (٣٠) يوماً، من تاريخ بوليصة الشحن بالنسبة للمبيعات المشحونة بالناقلات، ومن تاريخ الفاتورة بالنسبة للمبيعات الأخرى.

7.7 **Production Forecast**

The CONTRACTOR shall prepare and furnish to the MINISTRY not less than thirty (30) Days prior to the start of each Year and updated quarterly in that Year, yearly and quarterly production forecast report(s) and setting out the total quantity(ies) of the

٧-٧: **تنبؤات الإنتاج :**

يعد المقاول ويزود الوزارة بمدة لا تقل عن ثلاثون (٣٠) يوما قبل بدء كل سنة مع مراجعة ذلك كل ثلاثة أشهر من تلك السنة تقريرا سنويا بتنبؤات الإنتاج يحدد إجمالي كمية

Petroleum that the CONTRACTOR estimates can be used in Petroleum Operations, and produced, saved and transported according to this Agreement in the Year and in each Quarter in accordance with good Petroleum Industry practices.

أو كميات البترول التي يقدر المقاول أنه يمكن إنتاجها، والاحتفاظ بها، ونقلها وفقا لهذه الاتفاقية خلال السنة وكل ربع من السنة وفقا للممارسات السليمة في الصناعة البترولية.

The CONTRACTOR shall use its best efforts to produce the forecast quantity in each Quarter, as updated from time to time.

على المقاول أن يبذل قصارى جهوده لإنتاج الكمية المتنبأ بها لكل ربع سنة، وما يجري عليها من تجديد من وقت لآخر.

The CONTRACTOR shall, in accordance with good Petroleum Industry practices, store the Crude Oil in storage tanks constructed and maintained by the CONTRACTOR in the Agreement Area or each Development Area, as applicable.

يقوم المقاول طبقا لأصول ممارسات صناعة البترول السليمة بتخزين النفط الخام في خزانات يشيدها ويصونها في منطقة الاتفاقية أو في كل منطقة تنمية، حسب الأحوال.

Measuring and volumetric determination of Crude Oil shall take place for the purpose of this Agreement at the point of custody transfer such as:

(i) The tie-in point where the Crude Oil is delivered to any third party for transportation or sale; or

(ii) The point where the MINISTRY takes possession of its share of Crude Oil; or

(iii) The export flange of the storage tanks located at the agreed upon points of export.

قياس وتحديد حجم النفط الخام سوف يتم في تلك الخزانات لأغراض هذه الاتفاقية عند انتقال الاستحقاقات مثل:

(١) نقطة الربط والتي يسلم فيها النفط الخام لطرف ثالث من أجل النقل أو البيع، أو

(٢) النقطة التي تأخذ الوزارة فيها حصتها المحددة من النفط الخام، أو

(٣) حافة نقطة التصدير لصهاريج التخزين المتموضعة في نقاط التصدير المتفق عليها.

The MINISTRY shall take Royalty and title to its share of Production Sharing Oil (in accordance with Articles 3.2 and 7.3 respectively), and the CONTRACTOR shall take title to Cost Oil and its share of Production Sharing Oil (in accordance with Articles 7.1 and 7.3 respectively) as provided for in this Agreement at a metering point at the storage tanks or at a point mutually agreed upon by the CONTRACTOR and the MINISTRY.

تأخذ الوزارة الإتاوة وحصتها من نفط المشاركة في الإنتاج (طبقا للمادة ٣-٢ والمادة ٧-٣) ويأخذ المقاول ما يخصه من نفط الكلفة وحصته من نفط المشاركة في الإنتاج طبقا للمادة (٧-١) والمادة (٧-٣) كما هو منصوص عليه في هذه الاتفاقية عند نقطة القياس في صهاريج التخزين أو عند النقطة التي يتفق عليها المقاول والوزارة.

ARTICLE 8
TITLE TO ASSETS

المادة الثامنة
ملكية الأصول

8.1 MOM shall become the owner of all assets acquired and owned by the CONTRACTOR in connection with the Petroleum Operations carried out by the CONTRACTOR in accordance with the following:

8.1.1 Land shall become the property of the MINISTRY as soon as it is purchased or obtained.

٨-١: تصبح الوزارة مالكة لكافة الأصول التي حصل عليها وتملكها المقاول، المتصلة بالعمليات البترولية التي يقوم بها المقاول وفقا لما يلي:

٨-١-١: تصبح الأراضي ملكا للوزارة بمجرد شرائها أو الحصول عليها.

8.1.2 Title to fixed and movable assets shall be transferred automatically and gradually from the CONTRACTOR to the MINISTRY as they are recovered in accordance with the provisions of Article 7 of this Agreement, so that the full title to fixed and movable assets shall have been transferred automatically from the CONTRACTOR to the MINISTRY when its total cost has been recovered by the CONTRACTOR in accordance with the provisions of Article 7 or at the time of termination of this Agreement with respect to all assets chargeable to the Petroleum Operations whether recovered or not, whichever occurs first.

The book value of such assets so transferred in each Calendar Quarter shall be communicated by the CONTRACTOR to the MINISTRY within thirty (30) Days after the end of each Calendar Quarter.

8.2 During the term of this Agreement, the CONTRACTOR is entitled to the full use of all the fixed and movable assets referred to above in connection with the Petroleum Operations hereunder or under any other petroleum operation entered into by the Parties. The CONTRACTOR shall not dispose of such assets except with the written approval of the MINISTRY and subject to Articles 12.5, 12.6 and 12.7 below.

8.3 The CONTRACTOR may freely import into the ROY and use therein and freely export at the end of such use, machinery and equipment which they either rent or lease in accordance with good Petroleum Industry practices including, but not limited to, the leasing of computer hardware and software.

٨-١-٢: تنتقل ملكية الأصول الثابتة والمنقولة تلقائيا وتدريجيا من المقاول إلى الوزارة كلما تم استرداد كلفتها وفقا لأحكام المادة (٧) من هذه الاتفاقية، حيث أن الملكية الكاملة للأصول الثابتة والمنقولة تنتقل تلقائيا من المقاول إلى الوزارة عندما يكون المقاول قد استرد تكلفة هذه الأصول بالكامل وفقا لنصوص المادة (٧)، أو عند انتهاء هذه الاتفاقية وذلك فيما يتعلق بكافة الأصول المحملة على العمليات البترولية سواء أكانت استردت أم لم تسترد، أيهما أسبق.

يقوم المقاول بإخطار الوزارة في خلال ثلاثين (٣٠) يوما من نهاية كل ربع سنة تقويمية بالقيمة الدفترية لهذه الأصول الثابتة بعد نهاية كل ربع سنة تقويمية.

٨-٢: يكون للمقاول الحق في أن يستعمل ويستفيد بالكامل من كافة الأصول الثابتة والمنقولة المشار إليها بعالية والمتصلة بالعمليات البترولية التي تجري بمقتضى هذه الاتفاقية أو بمقتضى أية عملية بترولية أخرى يدخل فيها ويبرمها الأطراف. ولن يمتلك المقاول حق التصرف في هذه الأصول إلا بموافقة كتابية من الوزارة وطبقا للمواد (١٢-٥، ١٢-٦و ١٢-٧) أدناه.

٨-٣: يمكن للمقاول أن يستورد بحرية إلى الجمهورية اليمنية ويستعمل ويصدر بحرية في نهاية الاستعمال الآلات والمعدات سواء المستأجرة أو المعارة طبقا للممارسات السليمة في الصناعة البترولية، ويشمل ذلك على سبيل المثال لا الحصر، استئجار معدات الحاسب الآلي وبرامجه.

ARTICLE 9
TAXES AND BONUSES

9.1 **Taxes**

9.1.1 (a) The CONTRACTOR shall pay a fixed percentage tax ("fixed tax") equivalent to three percent (3%) of all its actual Exploration Expenditures incurred and paid in conducting its Exploration operations. This fixed tax shall be paid within three (3) Months after the Tax Year in which the relevant Exploration Expenditures are incurred and paid. Such payments shall be made to the ROY tax authorities and shall be accompanied by statements authenticated by the MINISTRY setting out the relevant Exploration Expenditures in reasonable detail. Within one hundred fifty (150) Days after the end of each Tax Year for which this fixed tax is paid, the MINISTRY shall furnish to the CONTRACTOR official receipts evidencing the payment of such tax.

9.1.1 (b) Expatriate employees of the CONTRACTOR, its contractors and their subcontractors working in Exploration operations shall be exempt from all personnel income taxes and similar taxes in the ROY during Exploration operations on all income or reimbursements paid by the CONTRACTOR, its contractors and subcontractors on all income from any sources outside or inside of the ROY.

9.1.1.(c) Expatriate employees of the CONTRACTOR, its contractors and their subcontractors working in Development and production operations shall be subject to all personnel income taxes and similar taxes in the ROY as of the date of the first conversion of the Agreement Area to a Development Area and thereafter on all and any personnel income paid by the CONTRACTOR, its contractors and their subcontractors in respect of Development and production Operations from any sources outside or inside of the ROY according to the income tax law in force in ROY.

9.1.2 Income Tax

Any and all taxes to which the CONTRACTOR is subject under the laws of the ROY that are measured by income, profit or turnover are hereinafter referred to as "ROY Income Taxes". For the purpose of ROY Income Taxes, the total

المادة التاسعة
الضرائب والمنح

٩-١: **الضرائب :**

٩-١-١- أ: يدفع المقاول نسبة ضريبة ثابتة (الضريبة الثابتة) مقدارها ثلاثة (٣%) بالمائة من كل مصاريفه الفعلية الخاصة بالاستكشاف المحملة والمدفوعة للقيام بعملياته الاستكشافية. تدفع هذه الضريبة الثابتة خلال (٣) اشهر التي تلي السنة الضريبية التي تم خلالها دفع تلك المصاريف الاستكشافية. وتدفع تلك المبالغ إلى مصلحة الضرائب في الجمهورية اليمنية مؤيدة بكشوفات معتمدة من الوزارة وموضحة لتلك النفقات الاستكشافية بتفصيل معقول. وتقوم الوزارة بتزويد المقاول خلال مدة مائة وخمسين (١٥٠) يوما تلي السنة الضريبية بإيصالات رسمية تثبت تسديد تلك الضريبة.

٩-١-١- ب: يعفى الموظفون الأجانب للمقاول ومقاوليه ومقاوليهم من الباطن المشتغلين بالعمليات الاستكشافية من جميع ضرائب الدخل الخاصة بكسب العمل والضرائب المماثلة في الجمهورية اليمنية خلال العمليات الاستكشافية على الدخل أو التعويضات المدفوعة من قبل المقاول ومقاوليه ومقاوليهم من الباطن على الدخل من أية مصادر خارج أو داخل الجمهورية اليمنية.

٩-١-١- ج: يخضع الموظفون الأجانب للمقاول ومقاوليه ومقاوليهم من الباطن المشتغلين في عمليات التنمية والإنتاج لجميع أنواع ضرائب كسب العمل على الدخل والضرائب المماثلة في الجمهورية اليمنية، اعتبارا من تاريخ أول تحويل إلى منطقة تنمية وفيما بعد ذلك على كامل الدخل وأي ضريبة دخل على الأفراد المدفوعة من قبل المقاول ومقاوليه ومقاوليهم من الباطن فيما يتعلق بعمليات التنمية والإنتاج من أية مصادر داخل أو خارج الجمهورية اليمنية طبقا لقانون ضرائب الدخل النافذة في الجمهورية اليمنية.

٩-١-٢: **ضريبة الدخل :**

إن كل الضرائب أو أي منها والتي يخضع لها المقاول بموجب قوانين الجمهورية اليمنية والتي يتم احتسابها على الدخل، أو الربح، أو دورة رأس المال فإنه سوف يشار إليها هنا بـ"ضرائب الدخل للجمهورية اليمنية". ولغرض ضرائب الدخل للجمهورية اليمنية فإن إجمالي دخل

ARTICLE 9
TAXES AND BONUSES

9.1 Taxes

9.1.1 (a) The CONTRACTOR shall pay a fixed percentage tax ("fixed tax") equivalent to three percent (3%) of all its actual Exploration Expenditures incurred and paid eriod of thirty (30) consecutive Days.

Three million United States Dollars (U.S.$3,000,000) within thirty (30) Days after the first date whoration Expenditures are incurred and paid. Such payments shall be made to the ROY tax authorities and shall be accompanied by statements authenticated by the MINISTRY setting out the relevant Exploration Expenditures in reasonable detail. Within one hundred fifty (150) Days after the end of each Tax Year for which this fixed tax is paid, the MINISTRY shall furnish to the CONTRACTOR official receipts evidencing the payment of such tax.

9.1.1 (b) Expatriate employees of the CONTRACTOR, its contractors and their subcontractors working in Exploration operations shall be exempt from all personnel income taxes and similar taxes in the ROY during Exploration operations on all income or reimbursements paid by the CONTRACTOR, its contractors and subcontractors on all income from any sources outside or inside of the ROY.

9.1.1.(c) Expatriate employees of the CONTRACTOR, its contractors and their subcontractors working in Development and production operations shall be subject to all personnel income taxes and similar taxes in the ROY as of the date of the first conversion of the Agreement Area to a Development Area and thereafter on all and any personnel income paid by the CONTRACTOR, its contractors and their subcontractors in respect of Development and production Operations from any sources outside or inside of the ROY according to the income tax law in force in ROY.

9.1.2 Income Tax

Any and all taxes to which the CONTRACTOR is subject under the laws of the ROY that are measured by income, profit or turnover are hereinafter referred to as "ROY Income Taxes". For the purpose of ROY Income Taxes, the total

المادة التاسعة
الضرائــب والمنــح

٩-١: الضرائـب :

٩-١-١- أ: يدفع المقاول نسبة ضريبة ثابتة (الضريبة الثابتة) مقدارها ثلاثة (٣%) بالمائة من كل مصاريفه الفعلية الخاصة بالاستكشاف المحملة والمدفوعة للقيام بعملياته الاستكشافية. تدفع هذه الضريبة الثابتة خلال (٣) أشهر التي تلي السنة الضريبية التي تم خلالها دفع تلك المصاريف الاستكشافية. وتدفع تلك المبالغ إلى مصلحة الضرائب في الجمهورية اليمنية مؤيدة بكشوفات معتمدة من الوزارة وموضحة لتلك النفقات الاستكشافية بتفصيل معقول. وتقوم الوزارة بتزويد المقاول خلال مدة مائة وخمسين (١٥٠) يوما تلي السنة الضريبية بإيصالات رسمية تثبت تسديد تلك الضريبة.

٩-١-١- ب: يعفى الموظفون الأجانب للمقاول ومقاوليه ومقاوليهم من الباطن المشتغلين بالعمليات الاستكشافية من جميع ضرائب الدخل الخاصة بكسب العمل والضرائب المماثلة في الجمهورية اليمنية خلال العمليات الاستكشافية على الدخل أو التعويضات المدفوعة من قبل المقاول ومقاوليه ومقاوليهم من الباطن على الدخل من أية مصادر خارج أو داخل الجمهورية اليمنية.

٩-١-١- ج: يخضع الموظفون الأجانب للمقاول ومقاوليه ومقاوليهم من الباطن المشتغلين في عمليات التنمية والإنتاج لجميع أنواع ضرائب كسب العمل على الدخل والضرائب المماثلة في الجمهورية اليمنية، اعتبارا من تاريخ أول تحويل إلى منطقة تنمية وفيما بعد ذلك على كامل الدخل وأي ضريبة دخل على الأفراد المدفوعة من قبل المقاول ومقاوليه ومقاوليهم من الباطن فيما يتعلق بعمليات التنمية والإنتاج من أية مصادر داخل أو خارج الجمهورية اليمنية طبقا لقانون ضرائب الدخل النافذة في الجمهورية اليمنية.

٩-١-٢: ضريبة الدخـل :

إن كل الضرائب أو أي منها والتي يخضع لها المقاول بموجب قوانين الجمهورية اليمنية والتي يتم احتسابها على الدخل، أو الربح، أو دورة رأس المال فإنه سوف يشار إليها هنا بـ "ضرائب الدخل للجمهورية اليمنية". ولغرض ضرائب الدخل للجمهورية اليمنية فإن إجمالي دخـــل

taxable income of the CONTRACTOR with respect to any Tax Year shall be an amount calculated as follows:

(i) The total value of all Crude Oil (determined as provided in Article 7.3 above) received by the CONTRACTOR in such Tax Year pursuant to Article 7; plus

(ii) An amount equal to the CONTRACTOR's ROY Income Taxes.

If the total value of such Crude Oil received in any Tax Year by the CONTRACTOR as set out in Article 9.1.2 (i) above is equal to zero, then the CONTRACTOR shall not be required to pay any ROY Income Taxes for such Tax Year.

9.1.3 The MINISTRY shall assume, pay and discharge on behalf of the CONTRACTOR, the CONTRACTOR's ROY Income Taxes out of the MINISTRY's share of Crude Oil under this Agreement.

9.1.4 Within one hundred fifty (150) Days after the end of each Tax Year, the MINISTRY shall furnish to the CONTRACTOR official receipts evidencing the payment of the CONTRACTOR's ROY Income Taxes for such Tax Year. Such receipts shall be issued by the proper tax authorities and shall state the amount and other particulars customary for such receipts.

9.1.5 In calculating its ROY Income Taxes, the MINISTRY shall be entitled to deduct the ROY Income Taxes of the CONTRACTOR paid by the MINISTRY on the CONTRACTOR's behalf.

9.1.6 The CONTRACTOR, its Affiliated Companies and their contractors and subcontractors are exempt from all ROY Income Taxes and all other taxes and related taxes of any nature whatsoever payable in ROY with the exception of the fixed tax as stated in Article 9.1.1(a) and the ROY Income Taxes as stated in Article 9.1.2 above.

9.1.7 <u>Tax Statements</u>

The CONTRACTOR shall provide the statements concerning the calculation of the fixed tax stated in Article 9.1.1 above, within thirty (30) Days after each Quarter

المقاول الخاضع للضريبة فيما يتعلق بأي سنة ضريبية مبلغا يتم احتسابه على النحو الآتي:

(١) إجمالي القيمة (المحددة بموجب نصوص المادة "٧-٣" أعلاه) لإجمالي النفط الخام الذي حصل عليه المقاول في تلك السنة الضريبية طبقا للمادة (٧) زائد.

(٢) أي مبلغ مساوي لضرائب الجمهورية اليمنية على الدخل، فإذا كانت القيمة الإجمالية لذلك النفط الخام الذي حصل عليه المقاول في أية سنة ضريبية كما هو مبين في المادة (٩-١-٢ (١) أعلاه يساوي صفرا، عندئذ لن يكون المقاول مطالبا بدفع أي ضرائب دخل مفروضة في الجمهورية اليمنية لتلك السنة الضريبية.

٩-١-٣: تقوم الوزارة بإخلاء طرف المقاول من ضرائب الدخل المفروضة في الجمهورية اليمنية والدفع نيابة عن المقاول من حصتها من النفط الخام بمقتضى هذه الاتفاقية.

٩-١-٤: تقوم الوزارة خلال مائة وخمسين (١٥٠) يوما بعد نهاية كل سنة ضريبية بتقديم إيصالات رسمية للمقاول، تثبت دفع المقاول لضرائب الدخل المفروضة في الجمهورية اليمنية لتلك السنة الضريبية. على أن تكون كل الإيصالات صادرة من مصلحة الضرائب، ومبينة للمبالغ والتفاصيل المتعارف عليه في مثل تلك الإيصالات.

٩-١-٥: عند احتسابها لضرائب الدخل للجمهورية اليمنية، تخول الوزارة بخصم ضرائب الدخل المدفوعة من قبل الوزارة نيابة عن المقاول.

٩-١-٦: يعفى المقاول وشركاته التابعة ومقاوليه ومقاوليه من الباطن من جميع ضرائب الدخل وكافة الضرائب الأخرى والضرائب المتعلقة وما في حكمها أي كان نوعها الواجبة الدفع في الجمهورية اليمنية، ماعدا الضريبة الثابتة على الأفراد المنصوص عليها في المادة (٩-١-١-أ) أعلاه وكذا ضريبة الجمهورية اليمنية على الدخل المنصوص عليها في المادة (٩-١-٢) أعلاه.

٩-١-٧: <u>كشوفات الضرائب:</u>

يقوم المقاول بتقديم الكشوفات الخاصة باحتساب الضريبة الثابتة المشار إليها في البند (٩-١-١) أعلاه خلال الثلاثين (٣٠) يوم عمل التي

commencing after the Effective Date of this Agreement, and shall provide statements concerning the ROY Income Taxes according to Article 9.1.2 above, within thirty (30) Working Days after each Tax Year commencing after Initial Commercial Production, and shall provide statements concerning the personnel income tax as stated in Article 9.1.1.(c) above, within fifteen (15) Working Days following the end of due Month.

تلي كل ربع سنة ابتداء من تاريخ نفاذ هذه الاتفاقية، كما يقدم الكشوفات الخاصة باحتساب ضرائب دخل الجمهورية اليمنية طبقا للبند (٩-١-٢) أعلاه خلال الثلاثين (٣٠) يوما التي تلي ابتداء كل سنة ضريبية بعد بدء الإنتاج التجاري الأولى وكذلك يقوم بتقديم الكشوفات الخاصة بضريبة الدخل على الأفراد كما هو منصوص عليها في البند (٩-١-١-ب) أعلاه خلال خمسة عشر (١٥) يوم عمل عقب نهاية شهر الاستحقاق.

9.2 **Bonuses**

٩-٢: المنح:

9.2.1 **Signature Bonus**

The CONTRACTOR shall pay to the **MINISTRY** as a signature bonus, **One Million and fifty thousand** United States Dollars **(U.S.$1,050,000)**. Within Two weeks after the signing of this Agreement the CONTRACTOR shall provide to the MINISTRY an irrevocable Letter of Credit issued by any bank in ROY, using the form set out in Exhibit III of Annex "D", covering the full amount of the signature bonus, payable on the Effective Date of this Agreement.

٩-٢-١: منحة التوقيع:

يدفع المقاول إلى الوزارة منحة توقيع مليون وخمسين ألف (١,٠٥٠,٠٠٠) دولارا من دولارات الولايات المتحدة الأمريكية. خلال أسبوعين من التوقيع على هذه الاتفاقية يقدم المقاول إلى الوزارة خطاب اعتماد غير قابل للنقض، صادرا عن أي بنك في الجمهورية اليمنية باستعمال الاستمارة (٣) المنصوص عليها في الملحق (د)، بقيمة كامل مبلغ منحة التوقيع مقبولة الدفع في يوم تاريخ النفاذ لهذه الاتفاقية.

9.2.2 **Training Bonus**

The CONTRACTOR shall pay to the MINISTRY, within thirty (30) Days after the start of each Year starting on the Effective Date and each anniversary thereof during the term of this Agreement, and any extension thereto, a lump sum of One Hundred thousand United States Dollars **(U.S.$100,000)** for the purpose of training Yemeni employees of the MINISTRY and its Dependent Units.

٩-٢-٢: منحة التدريب:

يدفع المقاول للوزارة خلال ثلاثون (٣٠) يوما من بداية كل سنة واعتبارا من تاريخ النفاذ وكل سنة خلال مدة هذه الاتفاقية وأي تمديد لها مبلغا إجماليا وقدره مائة ألف (١٠٠,٠٠٠) دولارا من دولارات الولايات المتحدة الأمريكية خلال ذلك لغرض تدريب الموظفين اليمنيين للوزارة ووحداتها التابعة.

9.2.3 **Institutional Bonus**

The CONTRACTOR shall pay to the MINISTRY, within thirty (30) Days after the start of each Year starting on the Effective Date and each anniversary thereof during the term of this Agreement, and any extension thereto, a lump sum of One Hundred thousand United States Dollars **(U.S.$100,000)** as an "Institutional Bonus".

٩-٢-٣: منحة الدعم المؤسسي:

يدفع المقاول للوزارة سنويا كمنحة دعم مؤسسي مبلغا إجماليا وقدره مائة ألف (١٠٠,٠٠٠) دولارا من دولارات الولايات المتحدة خلال ثلاثين (٣٠) يوما، ابتداء من تاريخ النفاذ ومن ثم كل سنة ميلادية خلال مدة هذه الاتفاقية وخلال أي تمديد لها.

9.2.4 **Social Development Bonus**

The CONTRACTOR shall pay to the MINISTRY, within thirty (30) Days after the start of each year starting on the Effective Date and each anniversary thereof during the term of this Agreement, and any extension thereto, a lump sum of One hundred thousand United States Dollars **(U.S.$100,000)** as a "Social Development Bonus".

٩-٢-٤: منحة التنمية الاجتماعية:

يدفع المقاول للوزارة سنويا كمنحة دعم التنمية الاجتماعية مبلغا وقدره مائة ألف (١٠٠,٠٠٠) دولارا من دولارات الولايات المتحدة الأمريكية خلال ثلاثين (٣٠) يوما، ابتداء من تاريخ النفاذ ومن ثم كل سنة ميلادية خلال مدة هذه الاتفاقية، أو خلال أي تمديد لها.